Form 10-K, Exhibit 13
period 1996-12-31
APPLIED ANALYTICAL INDUSTRIES INC
filed 1997-03-31
CIK 1013243

EXHIBIT 13
1996 ANNUAL REPORT TO SHAREHOLDERS
(PORTIONS INCORPORATED BY REFERENCE)


                             SELECTED FINANCIAL DATA

                                                                YEAR ENDED DECEMBER 31,
                                           -----------------------------------------------------------------
                                               1996          1995          1994          1993          1992
                                           ---------       -------      --------       -------      --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales ...........................      $  42,162       $34,639      $ 32,882       $26,378      $ 21,846
Cost of sales .......................         17,621        14,259        14,533         9,731         8,989
Selling expense .....................          6,357         4,913         4,390         3,654         2,871
General and administrative expense ..          8,908         8,171         8,485         8,738         7,329
Research and development expense ....          4,216         3,326         2,394         1,273           207
Unusual item (1) ....................          6,600
Other (income) expense, net .........           (494)        1,130           440           156           199
                                           ---------       -------      --------       -------      --------
Income (loss) before income taxes ...         (1,046)        2,840         2,640         2,826         2,251
Provision for income taxes ..........          2,102            39          --            --            --
Equity income (loss) (b) ............           --             444          (444)         --            --
                                           ---------       -------      --------       -------      --------
Net income (loss) ...................      $  (3,148)      $ 3,245      $  2,196       $ 2,826         2,251
                                           =========       =======      ========       =======      ========
PRO FORMA DATA (UNAUDITED)(2):
Pro forma earnings (loss) per share .      $   (0.23)
Pro forma weighted average shares....         13,440
Pro forma income taxes ..............                      $ 1,129      $  1,118       $ 1,125      $    878
Pro forma net income ................                        2,116         1,078         1,701         1,373
Pro forma earnings per common share .                      $  0.18
Pro forma weighted average common
  shares ............................                       11,918
BALANCE SHEET DATA (AT PERIOD END)
Working capital .....................      $  35,755       $12,374      $ (1,181)      $   601      $   (549)
Property and equipment, net .........         19,216        10,904        10,782         9,121         8,477
Total assets ........................        104,478        39,156        22,402        18,443        14,179
Long-term debt, less current
  maturities ........................          6,671         3,379         2,738         3,273         3,526
Total stockholders' equity(3) .......         63,995        21,990         5,856         5,549         3,649

----------

(1) In connection with the acquisition of L.A.B., the Company recognized an unusual item representing the write-off of certain in-process research and development costs with an appraised value of approximately $6.6 million as of December 31, 1996.
(2) Pro forma information is presented prior to 1996 to reflect pro forma provisions for income taxes for the periods prior to November 17, 1995, when the Company was treated as an S corporation for income tax purposes.
(3) The Company completed an initial public offering of its common stock on September 25, 1996.


                        APPLIED ANALYTICAL INDUSTRIES INC. AND SUBSIDIARIES  13

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


OVERVIEW

       The Company derives its revenue primarily from performing contract product development and support services for the pharmaceutical and biotechnology industries, including chemical analysis, synthesis and other laboratory services; drug formulation development; clinical supply and niche manufacturing; and regulatory and compliance consulting. In general, the Company provides services to a client under an estimate that establishes the anticipated price and scope of a project, although estimates may be adjusted during the term of the project. The terms of the Company's engagements vary, ranging from less than one month to several years, and generally may be terminated upon notice of 30 days or less by the client.

       In addition to its core fee-for-service business, the Company has allocated a growing proportion of its technical resources and operating capacity to its internal drug and drug technology development projects. These projects are either internally funded or shared-risk projects with development partners. The Company has applied a portion of the net proceeds from its issuance of convertible preferred stock in 1995 and a portion of the net proceeds from its initial public offering of common stock in 1996 to expand its capacity to enable growth in its internal development program, as well as its core fee-for-service business. Internal development projects are undertaken to develop targeted drugs and proprietary drug technologies with the intention of licensing the marketing rights to third parties. The Company has also entered into selective shared-risk development projects, reducing its fees for development services in return for license fees, typically paid upon performance of certain milestones, and royalties based on a percentage of product sales or profit. Substantially all of the Company's research and development expenses are the result of internal development and shared-risk projects.

       The Company has only recently begun to recognize license revenue from its internal development efforts due to the significant time required for development and approval of pharmaceutical products. Historically, as the Company expanded its internal development program, less capacity was available for fee-for-service work to generate more immediate revenue. The Company anticipates that licensing revenue, including royalties, from internal drug and technology development will represent a larger proportion of its revenue, although there can be no assurance that internal development projects will yield products that will be approved by the appropriate regulatory authorities or will be attractive to potential clients. The Company believes that the profit margins from internal drug and technology development potentially exceed the margins on its standard core fee-for-service engagements.

       On December 31, 1996, the Company acquired all of the outstanding equity in L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co. ("L.A.B."), a European contract research and development organization headquartered in Neu-Ulm, Germany with operational units in Neu-Ulm, Stuttgart and Munich, Germany as well as in France, Netherlands, England and Hungary. L.A.B. focuses on both clinical and non-clinical pharmaceutical product development and provides services that include drug formulation development; chemical analysis; Phase I clinical studies; bioanalytical testing; and European regulatory consulting. The firm also provides controlled Phase II-A studies and multi-center trials focused in niche therapeutic areas including hepatic disease, chemotherapeutics, and hormone replacement therapy. The acquisition of L.A.B. significantly expands the Company's bioanalytical capabilities and allows the Company to offer multi-center clinical testing services.

       In 1994, the Company and private investors organized Endeavor to fund the development of generic hormone pharmaceutical products, which initially focused on certain products then under development by the Company. The Company owns approximately 40% of the fully diluted common equity of Endeavor and continues the development of these products under agreements with Endeavor. The Company's net sales to Endeavor were approximately $6.2 million, $3.5 million and $2.0 million in 1996, 1995 and 1994, respectively. The Company also provides development services to Aesgen, an affiliate, and recognized net sales to Aesgen of $4.7 million and $5.6 million in 1996 and 1995, respectively.

       The Company accounts for its investment in Endeavor under the equity method which limits the recognition of losses to the amount invested or committed for investment and financial support. The Company acquired its equity interest in Endeavor in return for its contribution of existing formulations and technology developed by the Company that had been fully expensed. Other investors' cash contribution to Endeavor created a gain for AAI that was deferred. In connection with its investment, the Company extended a $1.5 million revolving credit facility to Endeavor. Because of this financial support commitment under the credit facility, the Company recognized a liability during 1994 and the first three quarters of 1995 equal to its proportionate share of Endeavor's operating losses, net of amortization of the deferred gain on the original investment. Such amounts were reported as equity loss. In connection with a cash investment in Endeavor by new investors in November 1995, loans under this facility were repaid during the fourth quarter of 1995, and the Company's obligation to make further loans was terminated. As a result of the termination of the Company's obligation to make further loans to Endeavor under the credit facility, the previously recorded liability was reversed in the fourth quarter of 1995 and was reported as equity income.


14  APPLIED ANALYTICAL INDUSTRIES INC. AND SUBSIDIARIES

       Effective November 17, 1995, upon the issuance of the convertible preferred stock the Company ceased to be treated as an S corporation for federal and state income tax purposes, which had allowed all taxable income and expenses to pass directly to the stockholders. Accordingly, the Company began to account for income taxes.

       This Prospectus contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in those forward-looking statements. Factors that might cause such differences include, but are not limited to, the Company's dependence on and effect of government regulation; its management of growth and acquisition risks; the level of outsourcing of research, development and testing activities in the pharmaceutical and biotechnology industries; its dependence on key personnel, and its dependence on third-party marketing and distribution of internally developed drugs.

RESULTS OF OPERATIONS

       1996 COMPARED TO 1995

       Net sales increased $7.5 million, or 22%, to $42.2 million in 1996 compared to 1995. The increase was principally due to the performance of a greater number of laboratory service projects and increased licensing revenue. Net sales from the core fee-for-service business increased 20% to $40.6 million in 1996 from $33.9 million in 1995. Licensing revenues in 1996 increased 103% to $1.5 million versus $738,000 in 1995.

       Cost of sales increased by $3.4 million, or 24%, to $17.6 million for 1996 compared to 1995. Cost of sales increased slightly as a percentage of net sales to 41.8% from 41.2%, reflecting the increased resources needed to perform the greater inflow of work from fee-for-service clients.

       Selling expense increased by $1.4 million, or 29%, to $6.4 million in 1996 compared to 1995. The increase was primarily attributable to the opening of sales locations in Boston, Massachusetts; San Diego and San Francisco, California; Copenhagen, Denmark; and London, England, as well as higher commission expense associated with increased sales.

       General and administrative expense increased by $737,000, or 9%, to $8.9 million in 1996 compared to 1995. The increase in general and administrative expense is primarily a function of the Company's growth with no significant change attributable to any specific items. As a percentage of sales, the Company's general and administrative expense continued its downward trend, decreasing to 21.1% for 1996 from 23.6% for 1995. Such trend may not continue in the near term, as management anticipates selected increases in administrative staffing and information technology spending to support the Company's continued growth.

       Research and development expense increased by $890,000, or 27%, to $4.2 million in 1996 compared to 1995, and represented 10.0% of net sales for 1996 compared to 9.6% of net sales in 1995. The increase in research and development expense reflects the Company's decision to allocate an increasing proportion of its development capabilities to its internal development program. The Company anticipates that, consistent with its business strategy, investments in research and development will continue to increase over the next several years.

       In connection with the acquisition of L.A.B. the Company recognized an unusual item representing the write-off of certain in-process research and development costs with an appraised value of approximately $6.6 million as of December 31, 1996.

       Other income (expense), net, which is primarily interest, was income of $494,000 in 1996 compared to a net expense of $1.1 million in 1995. This change is primarily due to the reduced borrowing levels during 1996 compared to 1995. In addition, interest income from marketable securities, purchased with a portion of the net proceeds of the issuance of the Preferred Stock in late 1995 and the initial public offering in September 1996, offset expense incurred with respect to the Company's remaining interest-bearing liabilities.

       As a result of the termination of the Company's obligations under the credit facility to Endeavor during the fourth quarter of 1995, the Company recognized no activity associated with its investment in Endeavor during 1996, compared with income of $444,000 in 1995.

       The provision for income taxes for 1996 was $2.1 million compared to $39,000 in 1995. No income taxes were recognized for most of 1995 because the Company was treated as an S corporation for federal and state income tax purposes through November 17, 1995.

       1995 COMPARED TO 1994

       Net sales increased by $1.8 million, or 5%, to $34.6 million in 1995 compared to 1994. The increase in net sales was primarily attributable to a greater number of fee-for-service projects undertaken by the Company. These increases were partially offset by a $1.8 million reduction of net sales to a single customer from the winding down of one project and by the Company's decision to allocate an increasing proportion of its technical resources and operating capacity to internal research and development projects.


                        APPLIED ANALYTICAL INDUSTRIES INC. AND SUBSIDIARIES  15

       Cost of sales declined by $274,000, or 2%, to $14.3 million in 1995 compared to 1994. Cost of sales as a percentage of net sales decreased to 41.2% in 1995 from 44.2% in 1994. This decrease is primarily attributable to the high level of cost of sales in 1994 associated with increases in professional staffing in 1994 and with the opening of the Company's Research Triangle Park facility in 1994.

       Selling expense increased by $523,000, or 12%, to $4.9 million in 1995 compared to 1994. Such increase is primarily the result of the full-year impact of increases in the sales and marketing personnel implemented in 1994. Selling expense as a percent of net sales increased to 14.2% in 1995 compared to 13.4% in 1994 reflecting the delay in productivity as new sales personnel were trained and established relationships with prospective clients.

       General and administrative expense decreased by $314,000, or 4%, to $8.2 million in 1995 compared to 1994 primarily as a result of reductions in the level of executive compensation and the departure in 1995 of certain employees to manage an affiliate. General and administrative expense as a percentage of net sales continued its downward trend, decreasing to 23.6% in 1995 from 25.8% in 1994. The Company believes that such trend reflects the compensation reductions discussed above and the utilization of administrative leverage during the period, with the expansion of operating facilities requiring no significant increase in administrative staffing or management information systems.

       Research and development expense increased $932,000, or 39%, to $3.3 million in 1995 compared to 1994. Research and development expense represented 9.6% of net sales in 1995 compared to 7.3% of net sales in 1994. The increase in research and development expense reflects the Company's decision to allocate an increasing proportion of its development capabilities to proprietary products.

       Other expense increased by $690,000 to $1.1 million in 1995 compared to 1994, reflecting higher interest expense from increased borrowing levels during 1995 and a provision of $363,000 established in connection with litigation with a former employee of the Company.

       Equity income of $444,000 was recognized in 1995 with respect to the Company's investment in Endeavor, reversing equity losses of $444,000 in 1994, due to the termination in 1995 of the Company's obligation to provide Endeavor funding under a credit facility.

LIQUIDITY AND CAPITAL RESOURCES

       The Company has funded its business through operating cash flows, proceeds from borrowings and the issuance of equity securities in September 1996 and November 1995. During 1996, 1995 and 1994, the Company generated $2.4 million, $3.8 million and $4.9 million, respectively, in cash flow from operations and raised $44.8 million and $21.5 million in net proceeds in its 1996 and 1995 sales of equity securities, respectively.

       Total capital expenditures were $7.6 million in 1996, $1.7 million in 1995 and $3.1 million in 1994. Capital expenditures were incurred predominantly in connection with the opening of the Company's Research Triangle Park facility and with improvements made to existing facilities. The Company anticipates capital expenditures in 1997 to be approximately $10 million, to be used in part for the expansion of facilities and the upgrading of certain information systems.

       Working capital was $35.8 million at December 31, 1996 compared to $12.4 million at December 31, 1995. The increase in working capital is primarily attributable to the net proceeds from the September 1996 initial public offering offset by approximately $17.6 million of negative working capital from the L.A.B. acquisition. The Company has available a $20 million credit facility to supplement its liquidity needs.

       The Company expects to continue expanding its operations through internal growth and strategic acquisitions. The Company expects such activities will be funded from existing cash and cash equivalents, cash flow from operations and borrowings under its credit facility. The Company believes that such sources of cash will be sufficient to fund operations for the current and foreseeable future and to pay existing debt as it becomes due and other capital obligations. Although the Company has no present acquisition agreements or arrangements there may be acquisition or other growth opportunities that require additional external financing, and the Company may from time to time seek to obtain funds from the public or private issuance of equity or debt securities. There can be no assurances that such financing will be available on terms acceptable to the Company.

INFLATION

       The Company believes the effects of inflation generally do not have a material adverse effect on its results of operations or financial condition.


16  APPLIED ANALYTICAL INDUSTRIES INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1996      1995      1994
                                                              -------   -------   -------
                                                               (IN THOUSANDS, EXCEPT PER
                                                                      SHARE DATA)
Net sales (includes related party net sales of $10,916;
  $9,088 and $1,991)........................................  $42,162   $34,639   $32,882
Operating costs and expenses:
  Cost of sales.............................................   17,621    14,259    14,533
  Selling...................................................    6,357     4,913     4,390
  General and administrative................................    8,908     8,171     8,485
  Research and development..................................    4,216     3,326     2,394
  Unusual item..............................................    6,600        --        --
                                                              -------   -------   -------
                                                               43,702    30,669    29,802
                                                              -------   -------   -------
Income (loss) from operations...............................   (1,540)    3,970     3,080
Other income (expense):
  Interest..................................................     (456)   (1,004)     (766)
  Other.....................................................      950      (126)      326
                                                              -------   -------   -------
                                                                  494    (1,130)     (440)
                                                              -------   -------   -------
Income (loss) before income taxes...........................   (1,046)    2,840     2,640
Provision for income taxes..................................    2,102        39        --
Equity income (loss)........................................       --       444      (444)
                                                              -------   -------   -------
Net income (loss)...........................................  $(3,148)  $ 3,245   $ 2,196
                                                              =======   =======   =======
Pro forma data (unaudited):
Pro forma earnings (loss) per share.........................  $ (0.23)
                                                              =======
Pro forma weighted average shares...........................   13,440
                                                              =======
  Net income, as reported...................................            $ 3,245   $ 2,196
  Pro forma income taxes....................................              1,129     1,118
                                                                        -------   -------
  Pro forma net income......................................            $ 2,116   $ 1,078
                                                                        =======   =======
  Pro forma earnings per share..............................            $  0.18
                                                                        =======
  Pro forma weighted average shares.........................             11,918
                                                                        =======

   The accompanying notes are an integral part of these financial statements.


                        APPLIED ANALYTICAL INDUSTRIES INC. AND SUBSIDIARIES  17

                           CONSOLIDATED BALANCE SHEET

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1996         1995
                                                              --------      -------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
                                      ASSETS
Current assets:
Cash and cash equivalents...................................  $ 42,186      $13,081
Accounts receivable.........................................    10,033        7,375
Work-in-progress............................................     9,462        4,134
Prepaid and other current assets............................     6,357        1,238
                                                              --------      -------
          Total current assets..............................    68,038       25,828
                                                              --------      -------
Property and equipment, net.................................    19,216       10,904
Goodwill and other intangibles..............................    14,953          576
Other assets................................................     2,271        1,848
                                                              --------      -------
          Total assets......................................  $104,478      $39,156
                                                              ========      =======

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt and short-term debt....  $  2,092      $ 4,726
Accounts payable............................................     8,429        2,311
Customer advances...........................................     7,790        1,677
Accrued wages and benefits..................................     5,127        1,530
Other accrued liabilities...................................     8,845        3,210
                                                              --------      -------
          Total current liabilities.........................    32,283       13,454
                                                              --------      -------
Long-term debt..............................................     6,671        3,379
Other liabilities...........................................     1,529          333
Commitments and contingencies
Stockholders' equity:
  Convertible preferred stock, series A, $.01 par value,
     none -- 1996; 1,000 shares authorized, 883 shares
     outstanding -- 1995....................................        --           --
  Common stock, voting, $.001 par value -- 1996, no
     par -- 1995; 100 million shares authorized, 16,286,236
     outstanding -- 1996; 446,799 shares
     outstanding -- 1995....................................        16          150
  Common stock, Class B, non-voting, $.001 par
     value -- 1996, no par -- 1995, none -- 1996; 9,993,076
     shares outstanding -- 1995.............................        --          171
Paid-in capital.............................................    66,719       21,510
Retained earnings (deficit).................................    (2,591)         308
Stock subscriptions receivable..............................      (149)        (149)
                                                              --------      -------
          Total stockholders' equity........................    63,995       21,990
                                                              --------      -------
          Total liabilities and stockholders' equity........  $104,478      $39,156
                                                              ========      =======

   The accompanying notes are an integral part of these financial statements.


18  APPLIED ANALYTICAL INDUSTRIES INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                               1996       1995       1994
                                                             --------    -------    -------
                                                                     (IN THOUSANDS)
Cash flows from operating activities:
Net income (loss)..........................................  $ (3,148)   $ 3,245    $ 2,196
Adjustments to reconcile to net cash provided (used) by
  operating activities:
  Depreciation and amortization............................     2,062      1,591      1,515
  Deferred income taxes....................................        25        (16)        --
  Unusual item.............................................     6,600         --         --
  Equity (income) loss.....................................        --       (444)       444
  Other....................................................       110        278         --
  Changes in assets and liabilities:
     Trade and other receivables...........................    (1,073)       380     (1,763)
     Work-in-progress......................................      (969)    (1,827)      (224)
     Prepaid and other assets, net.........................      (494)      (385)       (44)
     Accounts payable......................................       245      1,197        (61)
     Customer advances.....................................      (943)      (509)     1,456
     Other accrued liabilities.............................       (48)       301      1,382
                                                             --------    -------    -------
Net cash provided (used) by operating activities...........     2,367      3,811      4,901
                                                             --------    -------    -------
Cash flows from investing activities:
Purchase of property and equipment.........................    (7,609)    (1,720)    (3,091)
Investment in affiliate....................................        --     (1,593)        --
Acquisition of L.A.B., net of cash acquired................    (2,206)        --         --
Short-term investment......................................    (4,000)        --         --
Other......................................................        31       (249)      (340)
                                                             --------    -------    -------
Net cash used by investing activities......................   (13,784)    (3,562)    (3,431)
                                                             --------    -------    -------
Cash flows from financing activities:
Net proceeds (payments) short-term debt....................    (2,656)      (926)     1,260
Proceeds from long-term borrowings.........................        --      1,505      1,165
Payments on long-term borrowings...........................      (565)      (978)    (1,996)
Payment of stockholder note................................        --     (1,159)        --
Sale of preferred stock....................................        --     21,510         --
Sale of common stock.......................................    44,794         --         --
Dividends..................................................    (1,051)    (7,593)    (1,889)
                                                             --------    -------    -------
Net cash provided (used) by financing activities...........    40,522     12,359     (1,460)
                                                             --------    -------    -------
Net increase in cash and cash equivalents..................    29,105     12,608         10
Cash and cash equivalents, beginning of period.............    13,081        473        463
                                                             --------    -------    -------
Cash and cash equivalents, end of period...................  $ 42,186    $13,081    $   473
                                                             ========    =======    =======
Supplemental information, cash paid for:
  Interest.................................................  $    402    $   938    $   669
  Income taxes.............................................  $  1,945    $   146    $    --

   The accompanying notes are an integral part of these financial statements.


                        APPLIED ANALYTICAL INDUSTRIES INC. AND SUBSIDIARIES  19

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                         COMMON STOCK      CLASS B STOCK
                                        ---------------   ----------------     PAID-IN     RETAINED
                                        SHARES   AMOUNT   SHARES    AMOUNT   CAPITAL (1)   EARNINGS
                                        ------   ------   -------   ------   -----------   --------
                                                              (IN THOUSANDS)
Balance at January 1, 1994............     447   $ 322      9,784   $ 284      $    --     $ 5,026
Sale of stock to officer (2)..........      --      --        103      33           --          --
Dividends.............................      --      --         --      --           --      (1,889)
Net income............................      --      --         --      --           --       2,196
                                        ------   -----    -------   -----      -------     -------
Balance, December 31, 1994............     447   $ 322      9,887   $ 317      $    --     $ 5,333
                                        ------   -----    -------   -----      -------     -------
Sale of stock to officer (2)..........      --      --        106     305           --          --
Sale of preferred stock, Series A,
  (883 shares)........................      --      --         --      --       21,510          --
Dividends.............................      --    (172)        --    (451)          --      (8,270)
Net income............................      --      --         --      --           --       3,245
                                        ------   -----    -------   -----      -------     -------
Balance, December 31, 1995............     447   $ 150      9,993   $ 171      $21,510     $   308
                                        ------   -----    -------   -----      -------     -------
Dividend adjustment...................      --      --         --      --           --         249
Stock award...........................      --      --        105     490         (490)         --
Establish common stock par value of
  $0.001 per share....................      --    (150)        --    (651)         801          --
Sale of common stock..................   3,105       3         --      --       44,791          --
Conversion to common stock:
  Preferred stock (883 shares)........   2,636       3         --      --           (3)         --
  Class B common stock................  10,098      10    (10,098)    (10)          --          --
Stock options exercised...............      --      --         --      --           --          --
Deferred compensation earned..........      --      --         --      --          110          --
Net income (loss).....................      --      --         --      --           --      (3,148)
                                        ------   -----    -------   -----      -------     -------
Balance, December 31, 1996............  16,286   $  16         --   $  --      $66,719     $(2,591)
                                        ======   =====    =======   =====      =======     =======

---------------

(1) Paid-in capital includes deferred compensation of $(378) at December 31, 1996, with no amounts for 1995 and 1994, respectively.
(2) The sale of stock to officer in 1995 and 1994 each increased stock subscription receivable by $(33) to $(149) at December 31, 1995 from $(116) at December 31, 1994 and $(83) at January 1, 1994.

   The accompanying notes are an integral part of these financial statements.


20  APPLIED ANALYTICAL INDUSTRIES INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

     The consolidated financial statements include the accounts of Applied Analytical Industries, Inc. (the "Company" or "AAI") and its wholly-owned subsidiaries. All material intercompany transactions have been eliminated. The Company has ownership of approximately 40%, on a fully diluted basis, in Endeavor Pharmaceuticals Inc. ("Endeavor") which is accounted for under the equity method.

  Revenue recognition

     Revenues from contract pharmaceutical product development and support services are recognized on a percentage of completion basis. Work-in-progress represents revenues recognized prior to contract billing terms. Provisions for losses on contracts, if any, are recognized when identified.

     Licensing revenues from Company funded development projects are primarily recognized as significant contract requirements are met. Royalty revenues are recognized as earned in accordance with contract terms.

  Income taxes

     The financial statements of the Company prior to November 17, 1995 do not include a provision for income taxes because, under an S corporation election, all income and loss passed directly to the stockholders. The Company no longer qualified as an S corporation as a result of the preferred stock issuance in November 1995. At that time AAI was directly subject to federal and state income taxes and, accordingly, began accounting for income taxes.

  Unaudited pro forma data

     For information purposes, the Consolidated Statement of Income includes a pro forma income tax provision for financial reporting purposes using federal and state tax rates that would have applied if the Company had been directly subject to income taxes.

  Pro forma earnings per share

     The weighted average shares used in the calculation of pro forma earnings per share include the effect of the conversion of convertible preferred stock and Class B common stock as if they were converted at the beginning of the year. Additionally, common stock or equivalent shares from stock options or awards sold or issued at prices below $16.00 per share in the twelve months preceding July 1996 have been included in the calculation as if outstanding as of the beginning of the year.

  Cash and cash equivalents

     The Company considers all highly liquid debt investments purchased with an original maturity of three months or less to be cash equivalents.

  Accounts receivable

     Unbilled accounts receivable represent specific invoices that, in keeping with certain client billing arrangements, are mailed to clients approximately 15 days after the month during which the work was completed.

  Property and equipment

     Property and equipment is recorded at cost. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Depreciable lives are 31.5 years for buildings and improvements and 3 to 15 years for equipment.

  Goodwill, intangibles and other assets

     Goodwill, the excess of the purchase price over the fair value of the net assets of acquired companies, is amortized over 20 years. Other identifiable intangible assets are amortized, if applicable, on a straight-line basis over their estimated useful lives which range from 3 to 17 years.

     The Company has an investment in non-voting, mandatorily redeemable preferred stock of a related party which is carried at original cost in other assets. Management monitors this investment for impairment and will write-down the carrying value below cost for any impairment considered to be other than temporary.

  Fair value of financial instruments

     The carrying value of cash and cash equivalents, accounts receivable, the preferred stock investment, current liabilities and long-term debt approximate fair value. It is not practicable to estimate the fair value of the Company's equity investment, which is recorded at zero, as no readily determinable market exists for investments in such entities.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from such estimates and changes in such estimates may affect amounts reported in future periods.

  New Accounting Pronouncements

     In 1996, the Company adopted the requirements of two new statements, issued by the Financial Accounting Standards Board, related to accounting for impairment of long-lived assets and accounting for stock compensation. The effect of adoption of these statements has not resulted in a material impact to the Company's financial position or results of operations.

  Reclassifications

     Certain amounts in prior year financial statements have been reclassified to conform with the current year presentation.


                        APPLIED ANALYTICAL INDUSTRIES INC. AND SUBSIDIARIES  21

2.  ACQUISITION AND UNUSUAL ITEM

     On December 31, 1996, the Company acquired all the outstanding equity in L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co. ("L.A.B."), a European contract research and development organization headquartered in Neu-Ulm, Germany with operational units in Neu-Ulm, Stuttgart and Munich, Germany as well as in France, Netherlands, England and Hungary.

     The aggregate purchase price for L.A.B. was approximately $20.9 million, which includes current and future payments to former equity holders, L.A.B. debt and other liabilities, and accrued AAI acquisition costs. The acquisition has been accounted for using the purchase method of accounting. The consolidated financial statements reflect the allocation of the purchase price to the fair value of the assets acquired, including goodwill of approximately $14.4 million. The results of operations for L.A.B. will be included in the consolidated financial statements of AAI beginning in 1997.

     In connection with the acquisition of L.A.B. the Company recognized an unusual item representing the write-off of certain in-process research and development costs with an appraised value of approximately $6.6 million as of December 31, 1996.

     The following table reflects the unaudited pro forma combined results of operations of AAI and L.A.B. as if the acquisition had occurred at the beginning of each period. Such pro forma information is presented for informational purposes only and is not necessarily indicative of the consolidated results that would have been achieved had the acquisition been consummated as of that time.

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                1996           1995
                                                              ---------      ---------
                                                               (IN THOUSANDS, EXCEPT
                                                                 PER SHARE AMOUNTS)
                                                                    (UNAUDITED)
Net sales...................................................    $60,385        $57,594
Net income (loss)...........................................    $(8,473)       $   (98)
Earnings (loss) per share...................................    $ (0.63)       $ (0.01)

     The identifiable assets of the Company as of December 31,1996 were located in the United States ($82.5 million) and Europe ($22.0 million). Prior to the acquisition of L.A.B., the Company's assets were predominantly located in the United States.

3.  INCOME TAXES

     The following table presents the components for the provision for income taxes.

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              --------------
                                                               1996     1995
                                                              ------    ----
                                                              (IN THOUSANDS)
Change in tax status........................................  $   --    $ 31
Current:
  Federal...................................................   1,709      44
  State.....................................................     368      11
                                                              ------    ----
                                                               2,077      55
                                                              ------    ----
Deferred:
  Federal...................................................      18     (38)
  State.....................................................       7      (9)
                                                              ------    ----
                                                                  25     (47)
                                                              ------    ----
                                                              $2,102    $ 39
                                                              ======    ====

     A table reconciliation of the provision for income taxes to the amount computed by applying the federal statutory income tax rate is not presented. Reconciling items are state income taxes for both 1996 and 1995 and the 1996 write-off of in-process research and development costs related to the L.A.B. acquisition. This unusual item was excluded from taxable income in calculating the provision for income taxes. This amount will result in the recognition of an income tax benefit as L.A.B. has taxable income.

     Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The following table presents the deferred tax assets and deferred tax liability.

                                                              DECEMBER 31,
                                                              -------------   NOVEMBER 17,
                                                              1996    1995        1995
                                                              -----   -----   ------------
                                                                     (IN THOUSANDS)
Deferred tax assets, resulting from:
  Accrued liabilities.......................................  $ 308   $ 321      $ 227
  Other items...............................................     49      28         41
                                                              -----   -----      -----
                                                                357     349        268
Deferred tax liability, resulting from:
  Property and equipment....................................   (366)   (333)      (299)
                                                              -----   -----      -----
  Net deferred tax (liability) asset........................  $  (9)  $  16      $ (31)
                                                              =====   =====      =====

     Deferred tax assets of approximately $3.0 million have resulted from the L.A.B. acquisition; however, a valuation allowance for the total asset amount has been provided, since realization of such assets can not be predicted with reasonable certainty.


22  APPLIED ANALYTICAL INDUSTRIES INC. AND SUBSIDIARIES

4.  DEBT

     The following table presents the components of current maturities of long-term debt and short-term debt.

                                                                DECEMBER 31,
                                                              ----------------
                                                               1996      1995
                                                              ------    ------
                                                               (IN THOUSANDS)
Industrial revenue bonds....................................  $1,425    $1,750
Bank debt...................................................      --     2,331
Current maturities of long-term debt........................     667       645
                                                              ------    ------
                                                              $2,092    $4,726
                                                              ======    ======

     The following table presents the components of long-term debt.

                                                                DECEMBER 31,
                                                              ----------------
                                                               1996      1995
                                                              ------    ------
                                                               (IN THOUSANDS)
Bank term loans.............................................  $3,307    $3,867
L.A.B. bank debt............................................   3,879        --
Other.......................................................     152       157
                                                              ------    ------
                                                               7,338     4,024
Less current maturities.....................................    (667)     (645)
                                                              ------    ------
                                                              $6,671    $3,379
                                                              ======    ======

     The industrial revenue bonds were secured in 1988 to finance the acquisition and construction of facilities in North Carolina. They have a variable interest rate which is adjusted annually with a maximum allowable rate of 15%. The rates at December 31, 1996 and 1995 were 4.45% and 5.45%, respectively. The bonds are payable in monthly installments of $25,000, plus interest, through November 2000, and are redeemable at the option of the bondholders. The Company has entered into an agreement with a bank to pay any bonds redeemed under a stand-by letter of credit covering the outstanding principal of the bonds. The Company also has a bond remarketing agreement with such bank to remarket any bonds presented for early redemption, on a best efforts basis. These bonds have been classified as short-term debt because of the early redemption feature.

     The bank term loans represent amounts outstanding under a credit facility with a bank which expired in November 1996. The loans have variable interest rates based on the 30-day LIBOR rate plus a margin based on the Company's debt to equity ratio. The loans are payable in monthly installments including interest. The average interest rate on these loans was 7.07% and 8.86% for 1996 and 1995, respectively.

     In December 1996, the Company replaced the above credit facility with a new revolving credit agreement with the same bank through May 1998. The agreement provides for borrowings of up to $20 million at variable interest rates, adjusted quarterly. The rates can be based , at the Company's option, on either the 90-day LIBOR rate or an applicable CD rate. The rates can be reduced or increased depending on the Company's ratio of total liabilities to tangible net worth.

     At the end of the revolving credit period any outstanding balances under this facility convert to a term loan payable in monthly installments, including interest, through the year 2004. The agreement requires the payment of a nominal commitment fee based on the unused portion of the line of credit. There were no amounts outstanding under this agreement at December 31, 1996.

     The Company has classified the L.A.B. bank debt, which is approximately 6 million Deutsche marks, as long-term debt as of December 31, 1996, since it has the intent and the ability to renew or convert these obligations through 1997 and future periods.

     Under the terms of the revolving credit facility and the stand-by letter of credit agreement, the Company is required to comply with various covenants including, but not limited to, those pertaining to working capital, maintenance of certain financial ratios, and incurring additional indebtedness outside the agreement. The Company was in compliance with these covenants at December 31, 1996.

     Scheduled maturities of long-term debt as of December 31, 1996 are $667,000 -- 1997; $2,344,000 -- 1998; $200,000 -- 1999; $4,079,000 -- 2000; and
$48,000 -- 2001.

5.  STOCKHOLDERS' EQUITY

     The authorized capital stock of the Company at December 31, 1996 was 100 million shares of voting common stock, $.001 par value per share, and 5 million shares of preferred stock, $.001 par value per share. The preferred stock is issuable in one or more series by the Company's Board of Directors without further stockholder approval. The Company has reserved 495,293 shares of common stock for issuance under stock option plans.

     AAI completed an initial public offering of 3,105,000 shares of common stock, with net proceeds to the Company of approximately $44.8 million, on September 25, 1996 (the "IPO"). Upon the completion of the IPO the Company's then outstanding Class B common stock, $.001 par value per share, and Series A convertible preferred stock, $.001 par value per share ("Series A Preferred"), converted to a single class of common stock. Prior to the IPO, the Board of Directors authorized two stock splits for all common stock, on May 31, 1996 a stock split of 200 to 1 and on June 5, 1996 a reverse split of .6325 to 1, resulting in a net increase to shares outstanding of 126.5 to 1. All numbers of common shares and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect these stock splits.

  Preferred Stock

     On November 17, 1995, the Company issued 883 shares of Series A Preferred resulting in net proceeds to the Company of approximately $21.5 million. This stock was mandatorily converted into common stock of AAI upon the IPO. Pursuant to a Stockholder Agreement among the Company and the holders


                        APPLIED ANALYTICAL INDUSTRIES INC. AND SUBSIDIARIES 23 of the Series A Preferred, certain conditions remain in effect after the IPO regarding transferability rights and the appointment of one board seat.

  Dividends

     The Company elected to distribute its S corporation retained earnings concurrent with the change to a C corporation tax status in November 1995. A portion was paid in 1995 with the remainder paid in 1996 upon filing the final S corporation tax returns for the period January 1, 1995 to November 17, 1995.

  Stock Option and Award Plans

     In 1996, the Board of Directors awarded 104,696 shares of Class B common stock to certain employees and officers of the Company. The fair value at the time of such award is recognized as deferred compensation in paid-in capital and is being expensed over a two year period.

     The Company has two stock option plans, the 1995 Stock Option Plan ("1995 Plan") and the 1996 Stock Option Plan ("1996 Plan"). Under the 1995 Plan, the Board of Directors may grant options to purchase up to 242,538 shares of common stock. However, the Company has no obligation to issue the shares upon exercise of such options until it has purchased an equal number of shares from certain existing stockholders. Under the 1996 Plan, the Board of Directors may grant options to purchase up to 495,627 newly issued shares of common stock. Both plans require that the exercise price of options cannot be less than 75% of the estimated fair market value of the Company's shares of common stock on the date of grant.

     The combined activity from both plans is presented in the following table.

                                                                           WEIGHTED AVERAGE
                                                              SHARES       PRICE PER SHARE
                                                              -------      ----------------
Outstanding, January 1, 1996................................       --
  Granted...................................................  452,658           $8.35
  Exercised.................................................     (334)          $8.35
  Forfeited.................................................   (9,569)          $8.35
                                                              -------
Outstanding, December 31, 1996..............................  442,755           $8.35
                                                              =======
Exercisable, December 31, 1996..............................  110,445           $8.35
                                                              =======

     The outstanding options have an exercise range of $8.35 to $9.10 per share with a weighted average remaining life of 9.3 years. The weighted average fair value at date of grant for options granted during 1996 was $2.20 per option. The fair value of options at date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life (5 years); interest rate (6.3%); no volatility and no dividend yield.

     The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans; therefore, compensation expense has not been recognized for all options granted. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net loss and loss per share would have been changed to the pro forma amounts indicated below for the year ended December 31, 1996.

                                                                               EARNINGS (LOSS)
                                                               NET LOSS           PER SHARE
                                                              -----------      ---------------
As reported.................................................  $(3,148,000)         $(0.23)
Pro forma...................................................  $(3,323,000)         $(0.25)

6.  RELATED PARTY TRANSACTIONS AND MAJOR CUSTOMERS

  Endeavor

     In April 1994, AAI organized Endeavor with Berlex Laboratories, Inc. and several other investors to fund the development of hormone pharmaceutical products, initially focusing on several generic hormone products already under development by the Company. AAI obtained a 47% equity interest in Endeavor through the contribution of its accumulated product research and development and technical know-how. The other investors contributed cash in exchange for their interests which, for all investors, was in the form of convertible preferred stock. Based on a subsequent cash infusion by a new investor in November 1995, the Company's interest in Endeavor was diluted to approximately 40%, on a fully diluted basis.

     The Company's initial investment in Endeavor was recorded at zero. The gain for its share of the cash contributed by the other investors was deferred over the period the proceeds from such equity were expended by Endeavor. Due to a commitment to provide financial support under a line of credit, AAI recognized a liability for its proportionate share of Endeavor's losses, net of amortization of the deferred gain, in 1994 and part of 1995. As a result of the November 1995 cash infusion from a third party, the Company was repaid all amounts outstanding under the line of credit and terminated its obligation to provide any further funding under such line of credit. Since AAI had no requirement to provide any additional funding to Endeavor, the previously recorded liability was reversed in the fourth quarter of 1995. During 1996, the remaining deferred gain offset the Company's unrecorded share of Endeavor's net loss.

     The Company had net sales to Endeavor for product development services of approximately $6.2 million (15% of AAI net sales), $3.5 million (10% of AAI net sales) and $2.0 million for the years ended December 31, 1996, 1995, and 1994, respectively. These services are provided on terms and conditions management believes are comparable to those afforded unrelated entities. Additionally, AAI had approximately $967,000 and $21,000 in accounts receivable and approximately $372,000 and $948,000 in work-in-progress related to Endeavor at December 31, 1996 and 1995, respectively.

     The Company has agreed, upon the completion of a specified development milestone, to grant Endeavor an option to lease certain production space intended for use by AAI in


24 APPLIED ANALYTICAL INDUSTRIES INC. AND SUBSIDIARIES manufacturing Endeavor's products or to purchase that part of the facility. Upon exercise of the option to lease, Endeavor would be required to pay $2 million to the Company and may purchase that portion of the facility at its fair market value. If the option is exercised but AAI fails to perform certain development milestones by a specified date, AAI must repay the option exercise price to Endeavor. The facilities subject to the option are currently used by the Company for its clinical supply and niche manufacturing operations.

     The Company is expanding its clinical supply and niche manufacturing facilities to maintain necessary capacity in the event Endeavor exercises its option. The Company has also agreed to permit Endeavor under certain circumstances the first right to purchase additional proprietary hormone pharmaceutical products developed by AAI.

     The following tables present certain summary financial data for Endeavor.

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               1996      1995      1994
                                                              -------   -------   -------
                                                                    (IN THOUSANDS)
Current assets..............................................  $ 1,330   $ 7,878   $ 1,525
Noncurrent assets...........................................      176       301       351
Current liabilities.........................................     (726)   (1,149)     (532)
Noncurrent liabilities......................................   (3,458)   (3,176)       --
                                                              -------   -------   -------
Stockholders' equity........................................  $(2,678)  $ 3,854   $ 1,344
                                                              =======   =======   =======

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1996      1995      1994
                                                              -------   -------   -------
                                                                    (IN THOUSANDS)
Net revenues................................................  $ 1,333   $   250   $   250
Net loss....................................................  $(6,532)  $(4,217)  $(2,767)
Excess of AAI's equity (deficit) in net assets over carrying
  value.....................................................  $(1,152)  $ 1,652   $ 1,076

  Aesgen, Inc.

     Aesgen, Inc. ("Aesgen") was formally organized with an affiliate of the Mayo Clinic and MOVA Pharmaceutical Corporation and funded in April 1995 via issuance of approximately $11 million of nonconvertible, non-voting, mandatorily redeemable, preferred stock. The Company made a cash investment of $1.6 million in such preferred stock, which is carried at cost, and is included in other noncurrent assets on the balance sheet. As the Company did not intend to hold an equity interest in Aesgen, the Company entered a series of related transactions commencing in December 1995 to transfer to a corporation owned by the holders, at that time, of substantially all of the outstanding capital stock of the Company, all of its shares of Aesgen common stock in return for $50,000 (amount paid by AAI for such shares) and such corporation's assumption of an obligation to invest an additional $1.2 million in Aesgen.

     The Company provides product development services to Aesgen at terms and conditions that management believes are similar to those afforded unrelated entities. In 1996, the Company sold to Aesgen marketing rights to a product under development by the Company. Under the agreement, Aesgen paid a license fee and will pay additional royalties upon marketing the product. AAI recognized net sales of approximately $4.7 million (11% of AAI net sales) and $5.6 million (16% of AAI net sales) from Aesgen for the years ended December 31, 1996 and 1995, respectively. AAI also had accounts receivable of approximately $352,000 and $51,000 from Aesgen and work-in-process balances of approximately $345,000 and $1.0 million at December 31, 1996 and 1995, respectively. AAI has the right under its development agreement with Aesgen to provide certain product development and support services to Aesgen with respect to some generic drugs currently being developed by Aesgen, provided that AAI's fees for such services are comparable to those of a competitor. In addition, under such development agreement, the Company has agreed not to develop, for its own account or any other person, a formulation of any of the generic products currently under development for Aesgen and any additional drugs that AAI agrees to develop in the future for Aesgen under the development agreement.

  Pharmaceutical Seminars, Inc.

     The Company purchased certain assets of Pharmaceutical Seminars, Inc. ("PSI") in 1994 and 1995 for a total of $374,000. PSI organized seminars addressing various pharmaceutical industry topics and was wholly-owned by the spouses of two of the Company's officers and directors.

  Other Major Customer

     The Company had one unrelated customer which accounted for 12% and 19% of net sales for the years ended December 31, 1995 and 1994, respectively. Due to the nature of the Company's business, major customers may vary from year to year.

7.  SUPPLEMENTAL BALANCE SHEET INFORMATION

     The following table presents the components of accounts receivable.

                                                                DECEMBER 31,
                                                              ----------------
                                                               1996      1995
                                                              -------   ------
                                                               (IN THOUSANDS)
Trade and other:
  Billed....................................................  $ 7,235   $5,905
  Unbilled..................................................    1,552    1,467
Related parties.............................................    1,319       73
                                                              -------   ------
                                                               10,106    7,445
Allowance for doubtful accounts.............................      (73)     (70)
                                                              -------   ------
                                                              $10,033   $7,375
                                                              =======   ======

     The following table presents the components of property and equipment.

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1995
                                                              --------   --------
                                                                (IN THOUSANDS)
Land........................................................  $    298   $    298
Buildings and improvements..................................     9,864      6,919
Machinery and equipment.....................................    17,388     12,468
Construction-in-progress....................................     2,927        454
                                                              --------   --------
                                                                30,477     20,139
Less, accumulated depreciation..............................   (11,261)    (9,235)
                                                              --------   --------
                                                              $ 19,216   $ 10,904
                                                              ========   ========


                        APPLIED ANALYTICAL INDUSTRIES INC. AND SUBSIDIARIES  25

8.  EMPLOYEE BENEFIT PLAN

     The Company provides retirement benefits for all domestic AAI employees with one year of service through a defined contribution plan qualified under section 401(k) of the Internal Revenue Code of 1986, as amended. Participants may elect to contribute a portion of their annual compensation, subject to limitations. The Company makes matching contributions equal to 50% of a participant's contribution up to a certain amount. Additionally, the Company makes profit-sharing contributions at the discretion of the Board of Directors. The discretionary contributions for the years ended December 31, 1996, 1995 and 1994 were $557,000, $226,000 and $322,000, respectively.

9.  COMMITMENTS AND CONTINGENCIES

     The Company leases land, buildings and equipment under renewable lease agreements classified as operating leases. Rent expense under these agreements for the years ended December 31, 1996, 1995 and 1994 was $1.3 million, $1.3 million and $1.1 million, respectively. Future minimum rentals due under lease agreements as of December 31, 1996 are $2.8 million -- 1997; $2.2 million -- 1998; $1.7 million -- 1999; $1.7 million -- 2000; $1.5 million -- 2001 and $1.2 million -- thereafter.

     The Company is party to lawsuits and administrative proceedings incidental to the normal course of its business. In connection with the 1995 issuance of the Series A Preferred, two of the Company's stockholders have agreed to indemnify the Company for certain losses, if incurred. Management does not believe that any liabilities related to such lawsuits or proceedings will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

10.  SUBSEQUENT EVENT

     In February 1997, one of the Company's investments in commercial paper for $4 million was not redeemed because of a cancellation of the writer's credit facility supporting their commercial paper. Such company has made public statements that it will not make any debt payments while it tries to obtain new credit facilities. In the interim, it has obtained a $50 million temporary facility to fund its operations and continue its business. While management does not believe that this situation will have a significant impact to the Company's financial condition, it is unable to predict the outcome at this time. This investment has been reclassified from cash and cash equivalents to prepaid and other current assets as of December 31, 1996, since it is uncertain whether it will be collected within three months.


--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Applied Analytical Industries, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Applied Analytical Industries, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Raleigh, North Carolina
February 21, 1997


26  APPLIED ANALYTICAL INDUSTRIES INC. AND SUBSIDIARIES

FINANCIAL RESULTS BY QUARTER (UNAUDITED)

QUARTER                                               FIRST    SECOND     THIRD    FOURTH
-------                                               ------   -------   -------   -------
                                                                  (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE
                                                                     DATA)
Year ended December 31, 1996
Net sales...........................................  $9,925   $10,849   $10,396   $10,992
Gross profit........................................  $5,807   $ 6,152   $ 6,202   $ 6,380
Net income (loss) (1)...............................  $  655   $   741   $   799   $(5,343)
Pro forma earnings (loss) per share.................  $ 0.06   $  0.06   $  0.06   $ (0.33)
Price range of common stock, traded on the NASDAQ
  market under the symbol "AAII"(2)
    High                                                 --        --    $25 1/8   $29 5/8
    Low                                                  --        --    $16       $19 3/4
Year ended December 31, 1995
Net sales...........................................  $8,309   $ 8,292   $ 8,932   $ 9,106
Gross profit........................................  $4,683   $ 4,648   $ 5,456   $ 5,593
Net income..........................................  $   32   $   784   $ 1,088   $ 1,341
Pro forma net income (loss) (3).....................  $ (163)  $   475   $   655   $ 1,149
Pro forma earnings (loss) per share (3).............  $(0.01)  $  0.04   $  0.05   $  0.10

---------------

(1) In connection with the acquisition of L.A.B. the Company recognized an unusual item representing the write-off of certain in-process research and development costs with an appraised value of approximately $6.6 million as of December 31, 1996. Without such write-off the net income in the fourth quarter would have been approximately $1.3 million.
(2) The Company completed an initial public offering of its common stock on September 25, 1996 at $16.00 per share. There were approximately 249 holders of record for the common stock as of February 28, 1997.
(3) Pro forma information is presented for 1995 to reflect a pro forma provision for income taxes for the period prior to November 17, 1995, when the Company was treated as an S corporation for income tax purposes.


                         APPLIED ANALYTICAL INDUSTRIES INC. AND SUBSIDIARIES 27