Form 10-K, Exhibit 13
period 1997-12-31
APPLIED ANALYTICAL INDUSTRIES INC
filed 1998-03-31
CIK 1013243

EXHIBIT 13
PORTIONS OF THE 1997 ANNUAL REPORT TO SHAREHOLDERS

Selected Financial Data
Year ended December 31,                            1997          1996           1995             1994          1993
In thousands, except per share amounts

Statement of Income Data:
Net sales                                        $ 65,401      $  42,162       $ 34,639       $ 32,882       $ 26,378
Cost of sales                                      33,378         17,621         14,259         14,533          9,731
Selling                                             8,362          6,357          4,913          4,390          3,654
General and administrative                         15,207          8,908          8,171          8,485          8,738
Research and development                            7,791          4,216          3,326          2,394          1,273
Unusual item (1)                                     --            6,600           --             --             --
Other income (expense), net                         1,373            494         (1,130)          (440)          (156)
---------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                   2,036         (1,046)         2,840          2,640          2,826
Provision for income taxes (2)                        781          2,102             39           --             --
Equity income (loss)                                 --             --              444           (444)          --
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                 $ 1,255       $ (3,148)      $  3,245       $  2,196       $  2,826
---------------------------------------------------------------------------------------------------------------------

Basic earnings (loss) per share (3)               $  0.08       $  (0.26)
---------------------------------------------------------------------------------------------------------------------
  Weighted average shares outstanding              16,290         12,039
---------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share (3)             $  0.08       $  (0.26)
---------------------------------------------------------------------------------------------------------------------
  Weighted average shares outstanding              16,459         12,039
---------------------------------------------------------------------------------------------------------------------

Pro forma data (unaudited) (2):
   Net income, as reported                                                     $  3,245       $  2,196       $  2,826
   Pro forma income taxes                                                         1,129          1,118          1,125
---------------------------------------------------------------------------------------------------------------------
   Pro forma net income                                                        $  2,116       $  1,078       $  1,701
---------------------------------------------------------------------------------------------------------------------
   Pro forma diluted earnings per share (3)                                    $   0.20       $   0.10       $   0.17
---------------------------------------------------------------------------------------------------------------------
   Weighted average shares outstanding                                           10,667         10,317         10,181
---------------------------------------------------------------------------------------------------------------------

Balance Sheet Data, at period end:
Working capital                                  $ 32,637       $ 35,755       $ 12,374       $ (1,181)      $    601
Property and equipment, net                        25,326         19,216         10,904         10,782          9,121
Total assets                                      100,449        104,478         39,156         22,402         18,443
Long-term debt                                      6,578          6,671          3,379          2,738          3,273
Total stockholders' equity (4)                     66,076         63,995         21,990          5,856          5,549
---------------------------------------------------------------------------------------------------------------------


(1) In connection with the acquisition of L.A.B., the Company recognized an unusual item representing the write-off of certain in-process research and development costs with an appraised value of approximately $6.6 million as of December 31, 1996.

(2) Pro forma information is presented prior to 1996 to reflect pro forma provisions for income taxes for the periods prior to November 17,1995, when the Company was treated as an S corporation for income tax purposes.

(3) The Company has restated all earnings per share data in accordance with SFAS No. 128.

(4) The Company completed an initial public offering of its common stock in September 1996.


                                                APPLIED ANALYTICAL INDUSTRIES 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The Company derives its revenue primarily on a fee-for-service basis by performing contract development and support services for the pharmaceutical and biotechnology industries, including chemical analysis, synthesis and other laboratory services; drug formulation development; clinical supply and niche manufacturing; clinical and bio-analytical studies; and regulatory and compliance consulting. In general, the Company provides services to a client under an estimate that establishes the anticipated price and scope of a project, although estimates may be adjusted during the term of the project. The terms of the Company's engagements vary, ranging from less than one month to several years, and generally may be terminated upon notice of 30 days or less by the client.

         In addition to its fee-for-service business, the Company allocates a portion of its technical resources and operating capacity to its internal product development projects. Product development projects are undertaken to develop targeted drugs and proprietary drug technologies with the intention of licensing the marketing rights to third parties. The Company has also entered into selective shared-risk development projects, reducing its fees for development services in return for license fees, typically paid upon performance of certain milestones, and royalties based on a percentage of product sales or profit. Substantially all of the Company's research and development expenses are the result of internal development projects.

        On December 31, 1996, the Company acquired the outstanding equity in L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co. ("L.A.B."), a European contract research and development organization headquartered in Neu-Ulm, Germany with operational units in Neu-Ulm and Munich, Germany, as well as in France, Netherlands and England. L.A.B. focuses on both clinical and non-clinical pharmaceutical product development and provides services that include drug formulation development; chemical analysis; Phase I clinical studies; bio-analytical testing; and European regulatory consulting. The firm also provides Phase II-IV studies and multi-center trials. The acquisition of L.A.B. significantly expanded the Company's bio-analytical capabilities and allowed the Company to offer multi-center clinical testing services. Analytical and clinical work conducted in Europe is generally interchangeable with work performed in the United States for purposes of seeking U.S. regulatory approval. Thus, the acquisition of L.A.B. provided the Company with significant additional capacity for clinical and non-clinical services to its entire global client base.
         This Annual Report contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in those forward-looking statements. Factors that might cause such differences include, but are not limited to, the Company's dependence on and effect of government regulation; its management of growth and acquisition risks; the level of outsourcing of research, development and testing activities in the pharmaceutical and biotechnology industries; its dependence on key personnel, and its dependence on third-party marketing and distribution of internally developed drugs.

Results of Operations
1997 Compared to 1996

         Net sales increased by 55% in 1997 compared to 1996. The increase in net sales was primarily attributable to the inclusion of L.A.B. net sales in 1997. The fee-for-service sales

14  APPLIED ANALYTICAL INDUSTRIES
increased by 47% in 1997 compared to 1996 and product development revenues increased by nearly 300% in 1997 compared to 1996.

         Gross margins in the fee-for-service business declined to 44% in 1997 compared to 57% in 1996. This decrease is primarily attributable to the inclusion of L.A.B. in 1997 with lower operating margins than the historical levels attained by AAI. Margins were also impacted by increases in professional staffing in 1997 to meet increased client demand.

         Selling expense increased 32%, in 1997 compared to 1996, primarily as a result of the inclusion of L.A.B. in 1997. Selling expense as a percent of net sales declined to 13% in 1997 compared to 15% in 1996. General and administrative expense increased 71% in 1997 compared to 1996, primarily as a result of the inclusion of L.A.B. in 1997. General and administrative expense as a percentage of net sales increased to 23% in 1997 from 21% in 1996. The Company experienced a higher level of general corporate type expenses in 1997 as a result of being a public company. Management believes these general corporate type items should not increase significantly as a percent of net sales in future years.

         Research and development expense increased 85% in 1997 compared to 1996. Research and development expense represented 12% of net sales in 1997 compared to 10% of net sales in 1996. The increase in research and development expense reflects the Company's decision to allocate an increasing proportion of its development capabilities to internal product development to accelerate certain drug development activities. The Company anticipates that research and development expense will continue to increase over the next several years, consistent with its business strategy of investing approximately 10% of net sales.

         The Company terminated certain business combination discussions during the third quarter of 1997. In relation to these discussions, the Company recognized a net credit of $400,000 in other income, representing a $1 million payment made to its L.A.B. subsidiary and approximately $600,000 of expenses incurred by AAI.

1996 Compared to 1995

         Net sales increased 22% in 1996 compared to 1995. The increase was principally due to the performance of a greater number of laboratory service projects and increased licensing revenue. Net sales from fee-for-service business increased 20% in 1996 compared to 1995. Product development revenues increased 103% in 1996 compared to 1995.

         Gross margins in the fee-for-service business declined to 57% for 1996 compared to 58% for 1995. This change reflects the increased resources needed to perform the greater inflow of work from our fee-for-service clients.

         Selling expense increased 29% in 1996 compared to 1995. The increase was primarily attributable to the opening of sales locations in Boston, Massachusetts; San Diego and San Francisco, California; Copenhagen, Denmark and London, England, as well as higher commission expense associated with increased sales. As a percentage of net sales, selling expense increased to 15% for 1996 from 14% for 1995. General and administrative expense increased 9% in 1996 compared to 1995. The increase in general and administrative expense is primarily a function of the Company's growth with no significant change attributable to any specific items. As a percentage of net sales, the Company's general and administrative expense continued a downward trend, decreasing to 21% for 1996 from 24% for 1995.

         Research and development expense increased by 27% in 1996 compared to 1995, and represented approximately 10% of net sales for both years. The increase in research and development expense reflects the Company's decision to allocate an increasing proportion of its development capabilities to its internal product development program.

                                                APPLIED ANALYTICAL INDUSTRIES 15

         In connection with the acquisition of L.A.B., the Company recognized an unusual item representing the write-off of certain in-process research and development ("R&D") costs with an appraised value of approximately $6.6 million as of December 31, 1996.

         The Company recognized no activity associated with its investment in Endeavor during 1996 because Endeavor had a loss and the Company had no book value on its investment. During the fourth quarter of 1995, the Company's obligations under a credit facility to Endeavor were terminated and equity income of $444,000 was recognized as the reversal of a previously recorded liability in 1994.

         The provision for income taxes for 1996 was greater than 1995 because no income taxes were recognized for most of 1995 because the Company was treated as an S corporation for federal and state income tax purposes through November 1995. Additionally, no tax benefits were recognized for the write-off of certain in-process R&D in 1996.

Liquidity and Capital Resources

         The Company has funded its business through operating cash flows, proceeds from borrowings and the issuance of equity securities. During 1996 and 1995, the Company generated $2.4 million and $3.8 million, respectively, in cash flow from operations and raised $45.0 million and $21.5 million in net proceeds in its 1996 and 1995 sales of equity securities, respectively.

         Total capital expenditures were $10.9 million in 1997, $7.6 million in 1996 and $1.7 million in 1995. Capital expenditures were incurred predominantly for new equipment and improvements to existing facilities. The Company anticipates capital expenditures in 1998 to be at or below the 1997 level.

         Working capital was $32.6 million at December 31, 1997 compared to $35.8 million at December 31, 1996. The Company has available a $20 million credit facility to supplement its liquidity needs. The Company expects to continue expanding its operations through internal growth and strategic acquisitions. The Company expects such activities will be funded from existing cash and cash equivalents, cash flow from operations and borrowings under its credit facility. The Company believes that such sources of cash will be sufficient to fund operations for the current and foreseeable future and to pay existing debt as it becomes due and other capital obligations. The Company is constantly evaluating acquisition or other growth opportunities. At some point in the future there may be opportunities that require additional external financing, and the Company may from time to time seek to obtain funds from the public or private issuance of equity or debt securities. There can be no assurances that such financing will be available on terms acceptable to the Company.

Year 2000 Disclosure

         The Company is in the process of completing its assessment of the impact to computer systems and equipment when the year 2000 arrives. Over the past few years a number of computer systems that were not year 2000 compatible have either been upgraded or replaced. While management does not believe this issue will materially affect its products, services or competitive condition, it has not fully completed its assessment at this time.

Inflation

         The Company believes the effects of inflation generally do not have a material adverse effect on its results of operations or financial condition.

16  APPLIED ANALYTICAL INDUSTRIES

Consolidated Statement of Income
In thousands, except per share amounts

For the years ended December 31,               1997           1996            1995

Net sales (includes related party net
   sales of $5,170; $10,916 and $9,088)      $ 65,401       $ 42,162        $34,639

Operating costs and expenses:
   Cost of sales                               33,378         17,621         14,259
   Selling                                      8,362          6,357          4,913
   General and administrative                  15,207          8,908          8,171
   Research and development                     7,791          4,216          3,326
   Unusual item                                  --            6,600           --
                                             --------       --------       --------
                                               64,738         43,702         30,669
                                             --------       --------       --------
Income (loss) from operations                     663         (1,540)         3,970

Other income (expense):
   Interest net                                   608            511           (860)
   Other                                          765            (17)          (270)
                                             --------       --------       --------
                                                1,373            494         (1,130)
                                             --------       --------       --------
Income (loss) before income taxes               2,036         (1,046)         2,840
Provision for income taxes                        781          2,102             39
Equity income                                    --             --              444
                                             --------       --------       --------
Net income (loss)                            $  1,255       $ (3,148)      $  3,245
                                             --------       --------       --------

Basic earnings (loss) per share              $   0.08       $  (0.26)
                                             --------       --------
  Weighted average shares outstanding          16,290         12,039
                                             --------       --------

Diluted earnings (loss) per share            $   0.08       $  (0.26)
                                             --------       --------
  Weighted average shares outstanding          16,459         12,039
                                             --------       --------
Pro forma data (unaudited):
   Net income, as reported                                                 $  3,245
   Pro forma income taxes                                                     1,129
                                                                           --------
   Pro forma net income                                                    $  2,116
                                                                           --------
   Pro forma diluted earnings per share                                    $   0.20
                                                                           --------
   Weighted average shares outstanding                                       10,667
                                                                           --------


The accompanying notes are an integral part of these financial statements.

                                                APPLIED ANALYTICAL INDUSTRIES 17

Consolidated Balance Sheet
In thousands

December 31,                                                  1997              1996
ASSETS
Current assets:
Cash and cash equivalents                                  $  26,219       $  42,225
Accounts receivable                                           19,415          10,033
Work-in-progress                                               8,968           9,462
Prepaid and other current assets                               4,481           6,318
                                                           ---------       ---------
         Total current assets                                 59,083          68,038
                                                           ---------       ---------
Property and equipment, net                                   25,326          19,216
Goodwill and other intangibles                                13,747          14,953
Other assets                                                   2,293           2,271
                                                           ---------       ---------
         Total assets                                      $ 100,449       $ 104,478
                                                           ---------       ---------

             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term
    debt and short-term debt                               $   5,561       $   2,092
Accounts payable                                               4,005           8,429
Customer advances                                              7,869           7,790
Accrued wages and benefits                                     3,561           5,127
Other accrued liabilities                                      5,450           8,845
                                                           ---------       ---------
         Total current liabilities                            26,446          32,283
                                                           ---------       ---------
Long-term debt                                                 6,578           6,671
Other liabilities                                              1,349           1,529
Commitments and contingencies
Stockholders' equity:
  Preferred stock                                               --              --
  Common stock, $.001 par value;100 million
    shares authorized, 16,295,271 outstanding - 1997;
    16,286,236 shares outstanding - 1996                          16              16
Paid-in capital                                               67,545          66,719
Accumulated deficit                                           (1,336)         (2,591)
Stock subscriptions receivable                                  (149)           (149)
                                                           ---------       ---------
         Total stockholders' equity                           66,076          63,995
                                                           ---------       ---------
         Total liabilities and stockholders' equity        $ 100,449       $ 104,478
                                                           ---------       ---------

The accompanying notes are an integral part of these financial statements.

18  APPLIED ANALYTICAL INDUSTRIES

Consolidated Statement of Cash Flows
In thousands

For the years ended December 31,                         1997           1996           1995
Cash flows from operating activities:
Net income (loss)                                     $  1,255       $ (3,148)      $  3,245
Adjustments to reconcile to net cash
 (used) provided by operating activities:
      Depreciation and amortization                      5,116          2,062          1,591
      Deferred income taxes                               (510)            25            (16)
      Unusual item                                        --            6,600           --
      Equity income                                       --             --             (444)
      Other                                                251            110            278
      Changes in assets and liabilities:
         Trade and other receivables                    (9,610)        (1,073)           380
         Work-in-progress                                  200           (969)        (1,827)
         Prepaid and other assets, net                  (2,225)          (494)          (385)
         Accounts payable                               (4,090)           245          1,197
         Customer advances                                 540           (943)          (509)
         Other accrued liabilities                      (3,921)           (48)           301
                                                      --------       --------       --------
Net cash (used) provided by operating activities       (12,994)         2,367          3,811
                                                      --------       --------       --------
Cash flows from investing activities:
Purchase of property and equipment                     (10,929)        (7,609)        (1,720)
Acquisition of L.A.B., net of cash acquired               --           (2,206)          --
Short-term investment                                    3,961         (3,961)          --
Investment in affiliate                                   --             --           (1,593)
Other                                                     (376)            31           (249)
                                                      --------       --------       --------
Net cash used by investing activities                   (7,344)       (13,745)        (3,562)
                                                      --------       --------       --------
Cash flows from financing activities:
Net proceeds (payments) short-term debt                  3,269         (2,656)          (926)
Proceeds from long-term borrowings                       1,128           --            1,505
Payments on long-term borrowings                          (633)          (565)          (978)
Issuance of common stock                                   600         44,794           --
Payment of stockholder note                               --             --           (1,159)
Sale of preferred stock                                   --             --           21,510
Dividends                                                 --           (1,051)        (7,593)
                                                      --------       --------       --------
Net cash provided by financing activities                4,364         40,522         12,359
                                                      --------       --------       --------
Net (decrease) increase in cash and
   cash equivalents                                    (15,974)        29,144         12,608
Effect of exchange rate changes on cash                    (32)          --             --
Cash and cash equivalents, beginning of period          42,225         13,081            473
                                                      --------       --------       --------
Cash and cash equivalents, end of period              $ 26,219        $42,225        $13,081
                                                      --------       --------       --------
Supplemental information, cash paid for:
  Interest                                            $    870       $    402       $    938
  Income taxes                                        $  1,378       $  1,945       $    146

The accompanying notes are an integral part of these financial statements.

                                                APPLIED ANALYTICAL INDUSTRIES 19

Consolidated Statement of Stockholders' Equity
In thousands

                                                                                                                 Accumu-
                                                  Common Stock            Class B Stock            Paid-in        lated
                                                Shares    Amount        Shares      Amount       Capital (1)     Deficit
------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995                       447       $ 322          9,887       $ 317        $  --         $ 5,333

Sale of stock to officer (2)                    --          --              106         305           --            --
Sale of preferred stock,
  Series A, (883 shares)                        --          --             --          --           21,510          --
Dividends                                       --          (172)          --          (451)          --          (8,270)
Net income                                      --          --             --          --             --           3,245
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                       447       $ 150          9,993       $ 171        $21,510       $   308
------------------------------------------------------------------------------------------------------------------------

Dividend adjustment                             --          --             --          --             --             249
Stock award                                     --          --              105         490           (490)         --
Establish common stock par
   value of $0.001 per share                    --          (150)          --          (651)           801          --
Sale of common stock                           3,105           3           --          --           44,788          --
Conversion to common stock:
   Preferred stock (883 shares)                2,636           3           --          --             --            --
   Class B common stock                       10,098          10        (10,098)        (10)          --            --
Stock options exercised                         --          --             --          --                3          --
Deferred compensation earned                    --          --             --          --              110          --
Net loss                                        --          --             --          --             --          (3,148)
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                    16,286       $  16           --         $--          $66,722       $(2,591)
------------------------------------------------------------------------------------------------------------------------

Stock options exercised                           10        --             --          --               75          --
Stock option tax benefits                       --          --             --          --              525          --
Stock award forfeitures                           (1)       --             --          --             --            --
Deferred compensation earned                    --          --             --          --              228          --
Currency translation adjustment (3)             --          --             --          --               (5)         --
Net income                                      --          --             --          --             --           1,255
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                    16,295       $  16           --         $--          $67,545       $(1,336)
------------------------------------------------------------------------------------------------------------------------

(1) Paid-in capital includes deferred compensation of $(150) and $(378) at December 31, 1997 and 1996, respectively, with no amount for 1995.

(2) The sale of stock to an officer in 1995 increased stock subscription receivable by $(33) to $(149) at December 31, 1995.

(3)      This amount also represents the cumulative translation adjustment.

The accompanying notes are an integral part of these financial statements.

20  APPLIED ANALYTICAL INDUSTRIES

Notes to Consolidated Financial Statements

1.   Significant Accounting Policies

Basis of presentation

         The consolidated financial statements include the accounts of Applied Analytical Industries, Inc. (the "Company" or "AAI") and its wholly-owned subsidiaries. All material inter-company transactions have been eliminated. The Company has ownership of approximately 40%, on a fully diluted basis, in Endeavor Pharmaceuticals Inc. ("Endeavor") which is accounted for under the equity method.

Revenue recognition

         Revenues from fee-for-service contracts are generally recognized on a percentage of completion basis as the work is performed. Licensing revenues are generally recognized on a percentage of completion basis for interim contract milestones. Contract milestones based on product approval are recognized when the applicable product is approved. Royalty revenues are recognized as earned in accordance with contract terms. Work-in-progress represents revenues recognized prior to contract billing terms. Provisions for losses on contracts, if any, are recognized when identified.

Income taxes

         The financial statements of the Company prior to November 17, 1995 do not include a provision for income taxes because, under an S corporation election, all income and loss passed directly to the stockholders. The Company no longer qualified as an S corporation as a result of the preferred stock issuance in November 1995. At that time, AAI was directly subject to federal and state income taxes and, accordingly, began accounting for income taxes.

Unaudited pro forma data

         For information purposes, the Consolidated Statement of Income includes a pro forma income tax provision for financial reporting purposes using federal and state tax rates that would have applied if the Company had been directly subject to income taxes.

Earnings per share

         The weighted average shares used in the calculation of earnings per share have been calculated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." As required by this statement all prior periods have been restated. Shares used to calculate diluted earnings per share include the impact of stock options in 1997 and convertible preferred stock in 1995.

Cash and cash equivalents

         The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

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

Goodwill, intangibles and other assets

         Goodwill, the excess of the purchase price over the fair value of the net assets of acquired companies, is amortized over 20 years. Other identifiable intangible assets are amortized, if applicable, on a straight-line basis over their estimated useful lives, which range from 3 to 17 years.

         The Company has an investment in non-voting, mandatorily redeemable preferred stock of a related party, which is carried at original cost in other assets. Management monitors this investment for impairment and will write down the carrying value below cost for any impairment considered to be other than temporary.

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

                                                APPLIED ANALYTICAL INDUSTRIES 21

New Accounting Pronouncements

         The Company has applied the reporting requirements of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," to its financial information by business segment and geographic area. The effect of adoption of other new accounting standards has not resulted or should not result in a material impact to the Company's financial position or results of operations.

Reclassifications

        Certain amounts in prior year financial statements have been reclassified to conform to the current year presentation.

2.    Acquisition and Unusual Item

         On December 31, 1996, the Company acquired all the outstanding equity in L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co. ("L.A.B."), a European contract research and development organization head-quartered in Neu-Ulm, Germany with operational units in Neu-Ulm and Munich, Germany as well as in France, Netherlands and England.

         The aggregate purchase price for L.A.B. was approximately 34.3 million Deutsche marks ($20.5 million), which includes current and future payments to former equity holders, L.A.B. debt and negative working capital. The acquisition has been accounted for using the purchase method of accounting. The consolidated financial statements reflect the allocation of the purchase price to the fair value of the assets acquired, including goodwill of approximately 24.8 million Deutsche marks ($13.8 million using December 31, 1997 exchange rates). Goodwill was adjusted during 1997 by approximately 2.6 million Deutsche marks to reflect resolution of certain pre-acquisition contingencies. The results of operations for L.A.B. are included in the consolidated financial statements of AAI in 1997.

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

Year ended December 31,                                1996           1995
----------------------------------------------------------------------------
In thousands, except per share amounts (unaudited)
Net sales                                            $60,385        $57,594
Net loss                                             $(8,473)       $   (98)
Diluted loss per share                               $ (0.70)       $ (0.01)

3.  Income Taxes

         The following table presents the components for the provision for income taxes.

Year ended December 31,                             1997           1996        1995
---------------------------------------------------------------------------------------
In thousands
Income (loss) before income taxes:
    United States                                 $ 2,165       $ 5,554       $ 2,840
    Non-U.S                                          (129)       (6,600)         --
---------------------------------------------------------------------------------------

                                                  $ 2,036       $(1,046)      $ 2,840
---------------------------------------------------------------------------------------

Provision for income taxes:
Change in tax status                              $  --         $  --         $    31


Year ended December 31,                             1997           1996        1995
---------------------------------------------------------------------------------------
In thousands
Current:
    Federal                                           703         1,709            44
    Non-U.S                                            63          --            --
    State                                            --             368            11
                                                  -------       -------       -------
                                                      766         2,077            55
                                                  -------       -------       -------
Deferred:
    Federal                                          (365)           18           (38)
    Non-U.S                                          --            --            --
    State                                            (145)            7            (9)
                                                  -------       -------       -------
                                                     (510)           25           (47)
                                                  -------       -------       -------

Stock option tax benefits to paid-in capitol          525          --            --
---------------------------------------------------------------------------------------
                                                  $   781       $ 2,102       $    39
---------------------------------------------------------------------------------------

         The following table presents the reconciliation of the provision for income taxes to the amount computed by applying the U.S. federal statutory income tax rate.

Year ended December 31,                      1997          1996          1995
--------------------------------------------------------------------------------
In thousands
Income (loss) before income taxes          $ 2,036       $(1,046)      $ 2,840

Tax expense (benefit) using statutory
   U.S. income tax rate of 34%             $   692       $  (356)      $   966
S corporation election                        --            --            (965)
Change in tax status                          --            --              31
State income taxes, net                        (96)          247             2
Permanent items, net                          (239)           35             5
Tax credits                                   (411)         (173)         --
Non-U.S. operations, net                       107          --            --
Write-off of in-process R&D                   --           2,244          --
Other, net                                     203           105          --
Stock options tax benefit                      525          --            --
--------------------------------------------------------------------------------
Provision for income taxes                 $   781       $ 2,102       $    39
--------------------------------------------------------------------------------

22  APPLIED ANALYTICAL INDUSTRIES

         Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The following table presents the deferred tax assets and deferred tax liability.

December 31,                                     1997         1996
------------------------------------------------------------------------------
In thousands
Deferred tax assets, resulting from:
   Accrued liabilities                       $   272       $   308
   Accounts receivable                           483            29
   Write-off of in-process R&D                 2,826         3,300
   Non-U.S. net operating losses               1,745          --
   Tax credits                                   226          --
   Other items                                   139            20

Deferred tax liability, resulting from:
   Property and equipment                       (619)         (366)

Valuation allowances on tax assets            (4,571)       (3,300)
------------------------------------------------------------------------------
Net deferred tax assets (liability)          $   501        $   (9)
------------------------------------------------------------------------------

         Valuation allowances have been provided for certain assets resulting from the L.A.B. acquisition since realization of such assets can not be predicted with reasonable certainty at this time.

4.  Debt and Credit Line
         The following table presents the components of current maturities of long-term debt and short-term debt.

December 31,                               1997         1996
------------------------------------------------------------------------------
In thousands
Industrial revenue bonds                  $1,125      $1,425
Bank debt                                  3,778        --
Current maturities of long-term debt         658         667
------------------------------------------------------------------------------
                                          $5,561      $2,092
------------------------------------------------------------------------------

         The following table presents the components of long-term debt.

December 31,                  1997          1996
------------------------------------------------------------------------------
In thousands
Bank term loans              $ 7,180       $ 7,186
Other                             56           152
                             -------       -------
                               7,236         7,338
Less current maturities         (658)         (667)
------------------------------------------------------------------------------
                             $ 6,578       $ 6,671
------------------------------------------------------------------------------

         The industrial revenue bonds were secured to finance the acquisition and construction of facilities in North Carolina. They have a variable interest rate, which is adjusted annually with a maximum allowable rate of 15%. The rates at December 31, 1997 and 1996 were 4.35% and 4.45%, respectively. The bonds are payable in monthly installments of $25,000, plus interest, through November 2000, and are redeemable at the option of the bondholders. The Company has entered into an agreement with a bank to pay any bonds redeemed under a stand-by letter of credit covering the outstanding principal of the bonds. The Company also has a bond re-marketing agreement with such bank to re-market any bonds presented for early redemption, on a best efforts basis. These bonds have been classified as short-term debt because of the early redemption feature.

         The bank term loans include approximately $2.7 million and $3.3 million with a U.S. bank. The loans have variable interest rates based on the 30-day LIBOR rate plus a margin based on the Company's debt to equity ratio. The loans are payable in monthly installments including interest. The average interest rate on these loans was 7.18% and 7.07% for 1997 and 1996, respectively. The bank term loans also include approximately 8 million and 6 million Deutsche marks, as of December 31, 1997 and 1996, respectively. The 1997 amount represents a subsidiary's note payable to a German bank, which is due in March 2000 with interest payable quarterly at 5.85%. AAI has issued a stand-by letter of credit to this bank to cover borrowings outstanding. The 1996 amount represents short-term borrowings of L.A.B. which were classified as long-term debt because of the Company's ability and intent to convert such borrowings into longer-term borrowings.

         In 1996, the Company entered into a revolving credit agreement with a U.S. bank which, as amended, expires in May 1999. The agreement provides for borrowings of up to $20 million at variable interest rates, adjusted quarterly. The rates can be based, at the Company's option, on either the 30-day LIBOR rate or an applicable CD rate. The rates can be reduced or increased depending on the Company's ratio of total liabilities to tangible net worth. At the end of the revolving credit period, any outstanding balances under this facility convert to a term loan payable in monthly installments, including interest, through the year 2004. The agreement requires the payment of a nominal commitment fee based on the unused portion of the line of credit. There were no amounts outstanding under this agreement at December 31, 1997 or 1996.

         Under the terms of the revolving credit facility and the stand-by letter of credit agreement, the Company is required to comply with various covenants including, but not limited to, those pertaining to maintenance of certain financial ratios, and incurring additional indebtedness. The Company was in compliance with these covenants at December 31, 1997.

         Scheduled maturities of long-term debt as of December 31, 1997 are $658,000 - 1998; $610,000 - 1999; $5,059,000 - 2000; $458,000 - 2001; and
$443,000 - 2002.

5.   Stockholders' Equity
         The authorized capital stock of the Company at December 31, 1997 and 1996 was 100 million shares of voting common stock, $0.001 par value per share, and 5 million shares of preferred stock, $0.001 par value per share. The preferred stock is issuable in one or more series by the Company's Board of Directors without further stockholder approval. No preferred stock was outstanding at December 31, 1997. The Company has reserved 970,805 shares of common stock for issuance under stock option plans.

                                                APPLIED ANALYTICAL INDUSTRIES 23

         AAI completed an initial public offering of 3,105,000 shares of common stock, with net proceeds to the Company of approximately $45 million, in September 1996 (the "IPO"). Upon the completion of the IPO the Company's then outstanding Class B common stock, $0.001 par value per share, and Series A convertible preferred stock, $0.001 par value per share ("Series A Preferred"), converted to a single class of common stock. Prior to the IPO, the Board of Directors authorized two stock splits for all common stock resulting in a net increase to shares outstanding of 126.5 to 1. All numbers of common shares and per share amounts in the accompanying financial statements were retroactively adjusted to reflect these stock splits.

Preferred Stock sale in 1995

         In November 1995, the Company issued 883 shares of Series A Preferred resulting in net proceeds to the Company of approximately $21.5 million. This stock was mandatorily converted into common stock of AAI upon the IPO. Pursuant to a Stockholder Agreement among the Company and the holders of the Series A Preferred, certain conditions remain in effect after the IPO regarding transferability rights and the appointment of one board seat.

Dividends

         The Company elected to distribute its S corporation retained earnings concurrent with the change to a C corporation tax status in November 1995. A portion was paid in 1995 with the remainder paid in 1996 upon filing the final S corporation tax returns for the period January 1, 1995 to November 17, 1995.

Stock Option and Award Plans

         In 1996, the Board of Directors awarded 104,696 shares of common stock to certain employees and officers of the Company. The fair value at the time of such award is recognized as deferred compensation in paid-in capital and is being expensed over a two-year period.

         The Company has three stock option plans, the 1997 Stock Option Plan ("1997 Plan"), the 1996 Stock Option Plan ("1996 Plan") and the 1995 Stock Option Plan ("1995 Plan"). Under the 1995 Plan, the Board of Directors may grant options to purchase up to 242,538 shares of common stock. However, the Company has no obligation to issue the shares upon exercise of such options until it has purchased an equal number of shares from certain existing stockholders. Under the 1997 and 1996 Plans, the Board of Directors may grant options to purchase up to 486,000 and 495,627, respectively, newly issued shares of common stock. The plans require that the exercise price of options cannot be less than either 100% (1997 Plan) or 75% (1996 and 1995 Plans) of the estimated fair market value of the Company's shares of common stock on the date of grant.

         The combined activity from all plans is presented in the following table.

                                                 Weighted average
                                      Shares      exercise price
-----------------------------------------------------------------
Outstanding, January 1, 1996            -
Granted                              452,658       $    8.35
Exercised                               (334)      $    8.35
Forfeited                             (9,569)      $    8.35
-----------------------------------------------------------------
Outstanding, December 31, 1996       442,755       $    8.35
-----------------------------------------------------------------
Exercisable, December 31, 1996       110,445       $    8.35
-----------------------------------------------------------------
Granted                              508,100       $   14.74
Exercised                            (92,023)      $    8.36
Forfeited                           (176,480)      $   15.02
-----------------------------------------------------------------
Outstanding, December 31, 1997       682,352       $   11.39
-----------------------------------------------------------------
Exercisable, December 31, 1997       124,413       $    8.35
-----------------------------------------------------------------

         The outstanding options at December 31, 1997 have an exercise range of $8.35 to $22.00 per share with a weighted average remaining life of 9.0 years. The weighted average fair value at date of grant for options granted during 1997 and 1996 was $7.84 and $2.20 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life (5 years); interest rate (5.9 % - 1997, 6.3 % - 1996); volatility factor (0.54 - 1997, none -
1996) and dividend yield (none).

         The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans; therefore, compensation expense has not been recognized for all options granted. If compensation cost for the Company's plans had been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income (loss) and diluted earnings (loss) per share would have been changed to the pro forma amounts indicated below.

                                   Net        Diluted Earnings
                              Income (loss)   (loss) per share
--------------------------------------------------------------
         1997 - As reported      $ 1,255       $   0.08
         1997 - Pro forma        $   771       $   0.05
         1996 - As reported      $(3,148)      $  (0.26)
         1996 - Pro forma        $(3,323)      $  (0.28)

6.  Related Party Transactions and Major Customers

Endeavor

         In 1994, AAI organized Endeavor with Berlex Laboratories, Inc. and several other investors to fund the development of hormone pharmaceutical products, initially focusing on several generic hormone products already under development by the Company. AAI obtained a 47% equity interest in Endeavor through the contribution of its accumulated product research and development and technical know-how. The other

24  APPLIED ANALYTICAL INDUSTRIES
investors contributed cash in exchange for their interests which, for all investors, was in the form of convertible preferred stock. Based on a subsequent cash infusion by a new investor in 1995, the Company's interest in Endeavor was diluted to approximately 40%, on a fully diluted basis.

         The Company's initial investment in Endeavor was recorded at zero. The gain for its share of the cash contributed by the other investors was deferred over the period the proceeds from such equity were expended by Endeavor. Due to a commitment to provide financial support under a line of credit, AAI recognized a liability for its proportionate share of Endeavor's losses, net of amortization of the deferred gain, in 1994 and part of 1995. As a result of the 1995 cash infusion from a third party, the Company was repaid all amounts outstanding under the line of credit and terminated its obligation to provide any further funding under such line of credit. Since AAI had no requirement to provide any additional funding to Endeavor, the previously recorded liability was reversed in 1995.

         This investment has been recorded at zero value since 1995. Endeavor has accumulated losses of approximately $16 million. The Company will not be able to record any income from this investment until Endeavor has earned income in an amount equal to such accumulated losses and becomes profitable

         The Company had net sales to Endeavor for product development services of approximately $3.2 million, $6.2 million (15% of AAI net sales) and $3.5 million (10% of AAI net sales) for the years ended December 31, 1997, 1996 and 1995, respectively. These services are provided on terms and conditions management believes are comparable to those afforded unrelated entities. Additionally, AAI had approximately $2.3 million and $967,000 in accounts receivable and approximately $184,000 and $372,000 in work-in-progress related to Endeavor at December 31, 1997 and 1996, respectively. The outstanding accounts receivable were paid in early 1998.

         The Company has agreed, upon the completion of a specified development milestone, to grant Endeavor an option to lease or purchase certain production space, at fair market value, intended for use by AAI in manufacturing Endeavor's products. The facilities subject to this option are currently used by the Company. The Company has also agreed to permit Endeavor, under certain circumstances, the first right to purchase additional proprietary hormone pharmaceutical products developed by AAI.

Aesgen, Inc.

      Aesgen, Inc. ("Aesgen") was formally organized with an affiliate of the Mayo Clinic and MOVA Pharmaceutical Corporation and funded in 1995 via issuance of approximately $11 million of nonconvertible, non-voting, mandatorily redeemable, preferred stock. The Company made a cash investment of $1.6 million in such preferred stock, which is carried at cost, and is included in other non-current assets on the balance sheet. As the Company did not intend to hold an equity interest in Aesgen, it entered into a series of related transactions commencing in 1995 to transfer to a corporation owned by the holders, at that time, of substantially all of the outstanding capital stock of the Company, all of its shares of Aesgen common stock in return for $50,000 (amount paid by AAI for such shares) and such corporation's assumption of an obligation to invest an additional $1.2 million in Aesgen.

      The Company provides product development services to Aesgen at terms and conditions that management believes are similar to those afforded unrelated entities. In 1996, the Company sold to Aesgen marketing rights to a product under development by the Company. Under the agreement, Aesgen paid a license fee and will pay additional royalties upon marketing the product. AAI recognized net sales of approximately $1.9 million, $4.7 million (11% of AAI net sales) and $5.6 million (16% of AAI net sales) from Aesgen for the years ended December 31, 1997, 1996 and 1995, respectively. AAI also had accounts receivable of approximately $555,000 and $352,000 from Aesgen and work-in-progress balances of approximately $97,000 and $345,000 at December 31, 1997 and 1996, respectively. AAI has the right, under its development agreement with Aesgen, to provide certain product development and support services to Aesgen with respect to some generic drugs currently being developed by Aesgen, provided that AAI's fees for such services are comparable to those of a competitor. In addition, under such development agreement, the Company has agreed not to develop, for its own account or any other person, a formulation of any of the generic products currently under development for Aesgen and any additional drugs that AAI agrees to develop in the future for Aesgen.

 Other Major Customer

         The Company had one unrelated customer that accounted for 12% of net sales for the year ended December 31, 1995. Due to the nature of the Company's business, major customers may vary from year to year.

7. Supplemental Balance Sheet Information

         The following table presents the components of accounts receivable.

December 31,                          1997            1996
------------------------------------------------------------
In thousands
Trade and other:
Billed                               $ 13,496       $  7,235
Unbilled                                3,161          1,552
Related parties                         2,867          1,319
                                     --------       --------
                                       19,524         10,106
Allowance for doubtful accounts          (109)           (73)
------------------------------------------------------------
                                     $ 19,415       $ 10,033
------------------------------------------------------------

                                                APPLIED ANALYTICAL INDUSTRIES 25

         In February 1997, one of the Company's investments in commercial paper for approximately $4 million was not redeemed because of a cancellation of the writer's credit facility supporting their commercial paper. This investment was reclassified from cash and cash equivalents to other current assets as of December 31, 1996, since it was uncertain whether it would be collected within three months. This company began making payments for principal and interest during 1997. In October 1997, management made the decision to sell a portion of this investment and reserve for a loss on the remaining holdings. The remaining balance of approximately $1.5 million, has been included in cash and cash equivalents at December 31, 1997, since the Company intends to liquidate its position within three months.

         The following table presents the components of property and equipment.

December 31,                           1997           1996
------------------------------------------------------------
In thousands
Land                                $    945       $    298
Buildings and improvements            10,882          9,864
Machinery and equipment               27,295         17,388
Construction-in-progress               1,586          2,927
                                    --------       --------
                                      40,708         30,477
Less, accumulated depreciation       (15,382)       (11,261)
------------------------------------------------------------
                                    $ 25,326       $ 19,216
------------------------------------------------------------

8. Employee Benefit Plan

         The Company provides retirement benefits for all domestic AAI employees with one year of service through a defined contribution plan qualified under section 401(k) of the Internal Revenue Code of 1986, as amended. Participants may elect to contribute a portion of their annual compensation, subject to limitations. The Company makes matching contributions equal to 50% of a participant's contribution up to a certain amount. Additionally, the Company makes profit-sharing contributions at the discretion of the Board of Directors. The discretionary contributions for the years ended December 31, 1997, 1996 and 1995 were $219,000, $557,000 and $226,000, respectively.

9.  Commitments and Contingencies

         The Company leases land, buildings and equipment under renewable lease agreements classified as operating leases. Rent expense under these agreements for the years ended December 31, 1997, 1996 and 1995 was $2.8 million, $1.3 million and $1.3 million, respectively. Future minimum rentals due under lease agreements as of December 31, 1997 are $2.3 million - 1998; $1.7 million - 1999; $1.4 million - 2000; $1.2 million - 2001; $0.6 million - 2002 and $0.9 million thereafter.

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

10. Financial Information by Business Segment and Geographic Area

         The Company operates in two business segments consisting of a fee-for-service business and a product development business. In the fee-for-service business, AAI is an integrated contract research organization ("CRO") to the worldwide pharmaceutical and biotechnology industries. In the product development business, the Company internally develops drugs and technologies with the objective of licensing marketing rights to third parties in exchange for license fees and royalties. The Company does not independently commercialize products developed internally or otherwise directly compete with its pharmaceutical clients in the marketing or distribution of products. The majority of the Company's non-U.S. operations are located in Germany.

         In determining income from operations, costs are allocated to the product development business based upon direct labor and materials plus an allocation of general overhead. The corporate line includes general corporate overhead costs and goodwill amortization, which are not directly attributable to a business segment.

Year ended December 31,                 1997            1996          1995
--------------------------------------------------------------------------------
In thousands
Net sales:
Fee-for-service                     $  59,631       $  40,624       $ 33,901
Product development                     5,770           1,538            738
                                    ----------------------------------------
                                    $  65,401       $  42,162       $ 34,639
                                    ----------------------------------------

United States                       $  47,959       $  42,162       $ 34,639
Non-U.S                                18,862            --             --
Less inter-geographic sales            (1,420)           --             --
                                    ----------------------------------------
                                    $  65,401       $  42,162       $ 34,639
                                    ----------------------------------------
Income (loss) from operations:
Fee-for-service                     $   4,965       $   8,779       $  7,469
Product development                    (2,021)         (9,278)        (2,588)
Corporate                              (2,281)         (1,041)          (911)
                                    ----------------------------------------
                                    $     663       $  (1,540)      $  3,970
                                    ----------------------------------------

United States                       $   1,799       $   5,060       $  3,970
Non-U.S                                (1,136)           --             --
                                    ----------------------------------------
                                    $     663       $  (1,540)      $  3,970
                                    ----------------------------------------

Total assets:
Fee-for-service                     $  54,670       $  42,961       $ 23,013
Product development                     5,812           4,378          1,965
Corporate                              39,967          57,139         14,178
                                    ----------------------------------------
                                    $ 100,449       $ 104,478       $ 39,156
                                    ----------------------------------------

United States                       $  78,328       $  82,529       $ 39,156
Non-U.S                                22,121          21,949           --
                                    ----------------------------------------
                                    $ 100,449       $ 104,478       $ 39,156
                                    ----------------------------------------

26  APPLIED ANALYTICAL INDUSTRIES

Report of Independent Accountants

To the Board of Directors and Stockholders of Applied Analytical Industries, Inc.

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Applied Analytical Industries, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP
Raleigh, North Carolina
March 18, 1998

                                                APPLIED ANALYTICAL INDUSTRIES 27

Financial Results by Quarter  (Unaudited)
In thousands, except per share amounts

Quarter                                        First        Second       Third          Fourth
1997
Net sales                                     $15,222      $15,767      $14,021        $20,391
Gross profit                                  $ 7,731      $ 8,201      $ 6,207        $10,064
Net income (loss)                             $   910      $   583      $(1,164)       $   926
Basic earnings (loss) per share (1)           $  0.06      $  0.04      $ (0.07)       $  0.06
Diluted earnings (loss) per share (1)         $  0.06      $  0.04      $ (0.07)       $  0.06

1996
Net sales                                     $ 9,925      $10,849      $10,396        $10,992
Gross profit                                  $ 5,807      $ 6,152      $ 6,202        $ 6,380
Net income (loss) (2)                         $   655      $   741      $   799        $(5,343)
Basic earnings (loss) per share (1)(2)        $  0.06      $  0.07      $  0.07        $ (0.33)
Diluted earnings (loss) per share (1)(2)      $  0.05      $  0.06      $  0.06        $ (0.33)

         Price range of common stock , traded on the NASDAQ market under the symbol "AAII" (3):

1997
High          $  27 1/2         $  20 1/2         $ 27 1/4         $ 20 3/8
Low           $  17 1/2         $  11 3/4         $ 19 1/16        $ 11 1/4

1996
High               -                 -            $ 25 1/8         $ 30 1/4
Low                -                 -            $ 16             $ 19 1/8


(1) The Company has restated all earnings per share data in accordance with SFAS No. 128.

(2) In connection with the acquisition of L.A.B., the Company recognized an unusual item representing the write-off of certain in-process research and development costs with an appraised value of approximately $6.6 million as of December 31, 1996. Without such write-off, the net income in the fourth quarter would have been approximately $1.3 million.

(3) The Company completed an initial public offering of its common stock in September 1996 at $16.00 per share. The Company estimates there were approximately 1,000 holders of record for its common stock as of February 28, 1998. The Company has not declared any cash dividends during 1997 or 1996.

28  APPLIED ANALYTICAL INDUSTRIES