Form 10-K/A, Exhibit 13
period 1997-12-31
APPLIED ANALYTICAL INDUSTRIES INC
filed 1998-04-09
CIK 1013243

EXHIBIT 13
PORTIONS OF THE 1997 ANNUAL REPORT TO SHAREHOLDERS

Selected Financial Data
Year ended December 31,                            1997          1996           1995             1994          1993
In thousands, except per share amounts

Statement of Income Data:
Net sales                                        $ 65,401      $  42,162       $ 34,639       $ 32,882       $ 26,378
Cost of sales                                      33,378         17,621         14,259         14,533          9,731
Selling                                             8,362          6,357          4,913          4,390          3,654
General and administrative                         15,207          8,908          8,171          8,485          8,738
Research and development                            7,791          4,216          3,326          2,394          1,273
Unusual item (1)                                     --            6,600           --             --             --
Other income (expense), net                         1,373            494         (1,130)          (440)          (156)
---------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                   2,036         (1,046)         2,840          2,640          2,826
Provision for income taxes (2)                        781          2,102             39           --             --
Equity income (loss)                                 --             --              444           (444)          --
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                 $ 1,255       $ (3,148)      $  3,245       $  2,196       $  2,826
---------------------------------------------------------------------------------------------------------------------

Basic earnings (loss) per share (3)               $  0.08       $  (0.26)      $   0.31       $   0.21       $   0.28
---------------------------------------------------------------------------------------------------------------------
  Weighted average shares outstanding              16,290         12,039         10,348         10,317         10,181
---------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share (3)             $  0.08       $  (0.26)      $   0.30           --             --
---------------------------------------------------------------------------------------------------------------------
  Weighted average shares outstanding              16,459         12,039         10,667           --             --
---------------------------------------------------------------------------------------------------------------------

Pro forma data (unaudited) (2):
   Net income, as reported                                                     $  3,245       $  2,196       $  2,826
   Pro forma income taxes                                                         1,129          1,118          1,125
---------------------------------------------------------------------------------------------------------------------
   Pro forma net income                                                        $  2,116       $  1,078       $  1,701
---------------------------------------------------------------------------------------------------------------------
   Pro forma earnings per share (3)                                            $   0.20       $   0.10       $   0.17
---------------------------------------------------------------------------------------------------------------------
   Weighted average shares outstanding                                           10,667         10,317         10,181
---------------------------------------------------------------------------------------------------------------------

Balance Sheet Data, at period end:
Working capital                                  $ 32,637       $ 35,755       $ 12,374       $ (1,181)      $    601
Property and equipment, net                        25,326         19,216         10,904         10,782          9,121
Total assets                                      100,449        104,478         39,156         22,402         18,443
Long-term debt                                      6,578          6,671          3,379          2,738          3,273
Total stockholders' equity (4)                     66,076         63,995         21,990          5,856          5,549
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

16  APPLIED ANALYTICAL INDUSTRIES

Consolidated Statement of Income
In thousands, except per share amounts

For the years ended December 31,               1997           1996            1995

Net sales (includes related party net
   sales of $5,170; $10,916 and $9,088)      $ 65,401       $ 42,162        $34,639

Operating costs and expenses:
   Cost of sales                               33,378         17,621         14,259
   Selling                                      8,362          6,357          4,913
   General and administrative                  15,207          8,908          8,171
   Research and development                     7,791          4,216          3,326
   Unusual item                                  --            6,600           --
                                             --------       --------       --------
                                               64,738         43,702         30,669
                                             --------       --------       --------
Income (loss) from operations                     663         (1,540)         3,970

Other income (expense):
   Interest net                                   608            511           (860)
   Other                                          765            (17)          (270)
                                             --------       --------       --------
                                                1,373            494         (1,130)
                                             --------       --------       --------
Income (loss) before income taxes               2,036         (1,046)         2,840
Provision for income taxes                        781          2,102             39
Equity income                                    --             --              444
                                             --------       --------       --------
Net income (loss)                            $  1,255       $ (3,148)      $  3,245
                                             --------       --------       --------

Basic earnings (loss) per share              $   0.08       $  (0.26)      $   0.31
                                             --------       --------       --------
  Weighted average shares outstanding          16,290         12,039         10,348
                                             --------       --------       --------

Diluted earnings (loss) per share            $   0.08       $  (0.26)      $   0.30
                                             --------       --------       --------
  Weighted average shares outstanding          16,459         12,039         10,667
                                             --------       --------       --------
Pro forma data (unaudited):
   Net income, as reported                                                 $  3,245
   Pro forma income taxes                                                     1,129
                                                                           --------
   Pro forma net income                                                    $  2,116
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