Form 10-K, Exhibit 13
period 1998-12-31
APPLIED ANALYTICAL INDUSTRIES INC
filed 1999-03-31
CIK 1013243

                                                                      EXHIBIT 13

 SELECTED FINANCIAL DATA

Year ended December 31,                    1998       1997       1996        1995        1994
------------------------------------------------------------------------------------------------
 In thousands, except per share amounts

 Statement of Income Data:
 Net sales                               $ 80,380   $ 65,401   $ 42,162    $ 34,639    $ 32,882
 Cost of sales                             39,962     33,378     17,621      14,259      14,533
 Selling                                    8,618      8,362      6,357       4,913       4,390
 General and administrative                17,536     15,207      8,908       8,171       8,485
 Research and development                   6,131      7,791      4,216       3,326       2,394
 Unusual item (1)                               -          -      6,600           -           -
 Other income (expense), net                  437      1,373        494      (1,130)       (440)
 ----------------------------------------------------------------------------------------------
 Income (loss) before income taxes          8,570      2,036     (1,046)      2,840       2,640
 Provision for income taxes (2)             2,869        781      2,102          39           -
 Equity income (loss)                           -          -          -         444        (444)
-----------------------------------------------------------------------------------------------
 Net income (loss)                       $  5,701   $  1,255   $ (3,148)   $  3,245    $  2,196
-----------------------------------------------------------------------------------------------

 Basic earnings (loss) per share         $   0.35   $   0.08   $  (0.26)   $   0.31    $   0.21
-----------------------------------------------------------------------------------------------
   Weighted average shares outstanding     16,322     16,290     12,039      10,348      10,317
-----------------------------------------------------------------------------------------------
 Diluted earnings (loss) per share       $   0.35   $   0.08   $  (0.26)   $   0.30           -
-----------------------------------------------------------------------------------------------
   Weighted average shares outstanding     16,417     16,459     12,039      10,667           -
-----------------------------------------------------------------------------------------------

 Pro forma data (unaudited) (2):
    Net income, as reported                                                $  3,245    $  2,196
    Pro forma income taxes                                                    1,129       1,118
-----------------------------------------------------------------------------------------------
    Pro forma net income                                                   $  2,116    $  1,078
-----------------------------------------------------------------------------------------------
    Pro forma earnings per share                                           $   0.20    $   0.10
-----------------------------------------------------------------------------------------------
    Weighted average shares outstanding                                      10,667      10,317
-----------------------------------------------------------------------------------------------

 Balance Sheet Data, at period end:
 Working capital                         $ 24,013   $ 32,637   $ 35,755    $ 12,374    $ (1,181)
 Property and equipment, net               37,600     25,326     19,216      10,904      10,782
 Total assets                             109,257    100,449    104,478      39,156      22,402
 Long-term debt                             6,306      6,578      6,671       6,578       2,738
 Total stockholders' equity (3)            72,950     66,076     63,995      21,990       5,856



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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The Company is engaged in the business of performing contract development and support services for large and small pharmaceutical companies around the world and the development of new technologies to improve drug performance. In implementing this strategy, the Company earns revenue through fee-for-service contracts with customers and by licensing and selling internally developed formulas and products.

         The fee-for service business consists of two main groups, an analytical and a clinical group. The analytical group performs laboratory analysis of various chemical compounds and small scale manufacturing of chemical compounds used for further testing, or in some cases, for sale to the public. The services performed by the analytical group include chemical analysis, chemical synthesis, drug formulation, clinical supply and niche manufacturing, bio-analytical studies, and regulatory and compliance consulting. All of these services involve either laboratory work or consulting services. The clinical group performs testing of new drugs for customers under controlled conditions as part of the customers' process in gaining approval for the drug. All of the clinical services involve contact with patients and monitoring clinical studies performed in hospitals and clinics.

         Both the analytical and clinical groups receive requests for services from a customer, often on a competitive basis. An estimate of costs to perform the service is delivered to the customer based on the expected resources and materials required to complete the project. The projects vary in length, some lasting less than one month and others lasting several years, however, most projects may be cancelled by the customer with 30 days notice.

         The product development business utilizes the resources and operating capacity of the analytical and clinical groups to study and develop new technologies that improve existing drugs. The Company licenses the developed technologies and formulas to customers usually before the development is complete. In general, the Company is partially paid for its efforts and innovations at predefined events, defined as milestones, which are intended to help cover the costs of development. The milestone payments are not refundable. In most cases, the Company also receives royalties on the eventual sales of the approved product. The Company bears the risk that some of the development projects may not be approved or that the eventual sales of the product may not meet expectations. These development projects generally last several years.

        On December 31, 1996, the Company acquired L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co. ("L.A.B."), which is now named AAI Deutschland, GmbH & Co. KG. The operations include analytical and clinical operations located in Germany, clinical operations in France and the Netherlands, and a sales office in England. The acquisition significantly expanded the Company's bio-analytical capabilities and allowed the Company to offer multi-center clinical testing services. Analytical and clinical work conducted in Europe is generally interchangeable with work performed in the United States for purposes of seeking U.S. regulatory approval. Thus, the acquisition of L.A.B. provided the Company with significant additional capacity for analytical and clinical services to its global client base.

         On September 14, 1998, the Company acquired Kansas City Analytical Services, Inc. ("KCAS"). KCAS provides bioanalytical services and has significantly increased the bioanalytical capacity and expertise of the Company. Prior to the acquisition of KCAS, the Company's primary bioanalytical operations were located in Neu-Ulm, Germany.

        On March 16, 1999, the Company merged with Medical and Technical Research Associates, Inc. ("MTRA") in a pooling-of-interests transaction for approximately 1.3 million shares of stock, including conversion of MTRA stock options. The addition of MTRA will bring a U.S. based clinical phase II-IV operation to the Company and significantly increase the Company's clinical presence and ability to compete for clinical projects.

        This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in those forward-looking statements. Factors that might cause such differences include, but are not limited to, internal Company factors such as the management of growth and acquisition risks and dependence on key personnel. The factors that are outside the Company's control include government regulation, the level of outsourcing in the pharmaceutical and biotechnology industries and the dependence on third party marketing and distribution of internally developed drugs.

RESULTS OF OPERATIONS
1998 COMPARED TO 1997

         Net sales increased by 23% in 1998 compared to 1997. The increase was due in part to the acquisition of KCAS, without which the sales increase would have been 19%. Fee-for-service sales increased 19% while product development revenues increased 26% in 1998 over 1997.

         Gross margins in the fee-for-service business increased to 46% from 44% partly due to the inclusion of KCAS in 1998. Without KCAS, 1998 margins would have been 45%.

         Selling expenses increased by 1% but decreased as a percentage of sales from 13% to 11% in 1998 from 1997 levels. General and administrative expenses increased by 15% in 1998, but decreased as a percentage of fee for service revenues to 22% in 1998 from 23% in 1997. The increase was due mainly to increases in staff costs which support the higher volumes and revenues. Both selling and general and administrative expenses decreased as a percentage of fee-for-service revenues in 1998 from 1997 levels. Management believes that while dollar levels of selling and administrative spending will increase, the level of spending as a percentage of revenues will continue to decline in future years.

         Research and development expenses decreased by 21% in 1998 from 1997 levels. Overall research spending as a percent of net sales also decreased from 12% in 1997 to 8% in 1998. The decrease was due partially to the stage of development of the internal products. In addition, this decrease was partially due to the Company internally performing various research activities which had previously been sent to outside parties. The Company was able to perform these research activities internally as a result of its acquisitions of L.A.B., KCAS and through internal expansion. Management believes that performing high cost research activities with internal resources (which will be further enhanced with the addition of MTRA) will continue to provide a lower level of research expenses as a percentage of net sales than had been experienced in prior years.

1997 COMPARED TO 1996

         Net sales increased by 55% in 1997 compared to 1996. The increase in net sales was primarily attributable to the inclusion of L.A.B. net sales in 1997. The fee-for-service sales increased by 47% in 1997 compared to 1996 and product development revenues increased by nearly 300% in 1997 compared to 1996.

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

LIQUIDITY AND CAPITAL RESOURCES

         The Company has funded its business through cash flows from operations, borrowings and the sale of equity. In 1998, $1.4 million of cash was generated from operations. Cash was used in 1998 as follows: $4.0 million to acquire KCAS; $14.1 million to purchase capital assets; and a $6.8 million increase in non-cash working capital. The major capital assets purchased in 1998 include a clinical supply manufacturing and distribution facility in Wilmington, North Carolina, and the opening of an analytical facility in New Brunswick, New Jersey.

         In 1997, $13.0 million of cash was used by operations predominately to increase non-cash working capital and $4.4 million was received through additional borrowings. Cash was used to purchase capital assets in the amount of $10.9 million.

         In 1996, $45.0 million of cash was provided through the sale of equity and $2.4 million was generated from operations. $7.6 million of cash was used in 1996 to purchase capital assets.

         Capital assets purchased were for new equipment and facility improvements to increase capacity and productivity. The Company anticipates capital expenditures in 1999 to be at or below the 1998 level.

         Working capital was $24.0 million at December 31, 1998 and $32.6 million at December 31, 1997. The Company has a $20 million credit facility available to supplement its liquidity needs. The Company expects to continue expanding its operations through internal growth and strategic acquisitions. The Company expects such activities will be funded from existing cash and cash equivalents, cash flow from operations and borrowings under its credit facility. The Company believes that such sources of cash will be sufficient to fund operations for the current and foreseeable future and to pay existing debt as it becomes due and other capital obligations. The Company is constantly evaluating acquisition or other growth opportunities. At some point in the future there may be opportunities that require additional external financing, and the Company may from time to time seek to obtain funds from the public or private issuance of equity or debt securities. There can be no assurances that such financing will be available on terms acceptable to the Company.

YEAR 2000 DISCLOSURE

         The Company has commenced efforts to assess and where required, remediate, issues associated with Year 2000 (Y2K) issues. Generally defined, Y2K issues arise from computer programs which use only two digits to refer to the year and which may experience problems when the two digits become "00" in the year 2000. In addition, imbedded hardware microprocessors may contain time and two-digit year fields in executing their functions. Much literature has been devoted to the possible effects such programs may experience in the Year 2000, although significant uncertainty exists as to the scope and effect the Y2K issues will have on industry and the Company.

         The Company has recognized the need to address the Y2K issue in a comprehensive and systematic manner and has taken steps to assess the possible Y2K impact on the Company. Although the Company has not completed a 100% assessment of all its information technology ("IT") and non-IT systems for Y2K issues, the Company has completed its assessment of all mission-critical systems. All mission-critical systems and most of the major applications and hardware have been assessed to determine the Y2K impact and a plan is in place for timely resolution of potential issues by the end of September 1999. In addition, the Company is asking all of its significant vendors and clients for an assessment of the impact of Y2K on their operations.

         In 1996, the Company developed a strategic plan to identify the IT systems needed to accomplish the Company's overall growth plans. As part of this process, potential Y2K issues were considered and addressed through an enterprise resource planning process. The Company's Board of Directors authorized approximately $3 million of initial spending to implement portions of this strategic plan.

         In 1997, the Company established an internal multi-discipline task force to specifically address Y2K issues. The task force has inventoried IT and non-IT systems and made assessments as to Y2K compliance. In those instances where a system would be replaced or eliminated through the implementation of our strategic plan before being impacted by Y2K issues, no further action was deemed necessary. All mission-critical systems not being addressed in the strategic plan have been further assessed and protocols have been developed to test compliance. This testing is ongoing. As issues are identified they are remedied as soon as possible. In addition, as upgrades are made to the Company's proprietary software, Company employees are revising the computer code to ensure Y2K compliance. All Company purchase orders for new equipment and systems contain representations regarding Y2K compliance. Based on our current information, the non-IT systems used by the Company are not expected to cause significant problems or expense to the Company. While AAI relies heavily on its technical equipment, much of the equipment can be upgraded to Y2K compliant versions. Items that are not mission-critical can continue to be operated if they are not linked to other systems.

         The Company has communicated with our major customers and suppliers and is not aware of any such business associates that will cause a material third-party risk to the Company. While management does not believe this issue will materially affect its products, services or competitive condition, it has not fully completed its assessment and remediation process at this time.

         The cost of bringing the Company in full compliance should not result in a material increase in the recent levels of capital spending or any material one-time expenses. The Company has not been tracking the direct cost of solving potential Y2K issues. Since 1996, the Company has spent approximately $3.7 million for all IT items. It is not reasonably possible to determine what portion of such spending was directly related to correcting Y2K issues. This amount includes spending on replacing systems, as well as upgrading existing systems. The future spending on IT items is expected to be approximately $2 million per year. Again, the Company has not segregated the direct costs associated with Y2K issues in its IT capital spending plans.

         The failure of either the Company, its vendors or clients to correct the systems affected by Y2K issues could result in a disruption or interruption of business operations. The Company uses computer programs and systems in its operations to collect, assimilate and analyze data. Failure of such programs and systems could affect the Company's ability to perform contracts to test, develop, or manufacture pharmaceutical and biotechnology products or perform clinical trials, thereby causing delays in the development and commercialization of pharmaceutical and biotechnology products. Similarly, failure of vendor-provided products and services could result in delay of the Company's internal development efforts. Although the Company does not believe that any of the foregoing worst-case scenarios will occur, there can be no assurance that unexpected Y2K problems of either the Company, its vendors or clients will not have a material adverse effect on the Company.

         While it is difficult to classify the Company's state of readiness, management believes that the Company's internal plans should have the Company ready by the end of 1999 to avoid any material Y2K issues. We are in the process of completing the assessment, testing systems and developing contingency plans. Management is in frequent communication with the task force and has made and will continue to make reports to the Company's Board of Directors.

INFLATION

         The Company believes the effects of inflation generally do not have a material adverse effect on its results of operations or financial condition.

EURO CONVERSION

         On January 1, 1999, the European Community began denominating significant financial transactions in a new monetary unit, the Euro. The Euro is intended to replace the traditional currencies of the individual EU member countries. The Company's operations in Europe are continuing to operate in the traditional currencies and are not converting internal financial systems to the Euro as a functional currency. The Company's significant operations all have multi-currency capable systems and will account for Euro denominated transactions without additional modification or difficulty. The Company is evaluating when to convert its local currency in Europe to the Euro with as little disruption to customer and vendors as possible. The Company does not intend to make such a conversion in 1999.

CONSOLIDATED STATEMENTS OF INCOME
In thousands, except per share amounts

For the years ended December 31,                                     1998            1997            1996
 Net sales (includes related party net
    sales of $1,807, $5,170 and $10,916)                           $ 80,380        $ 65,401        $ 42,162

 Operating costs and expenses:
    Cost of sales                                                    39,962          33,378          17,621
    Selling                                                           8,618           8,362           6,357
    General and administrative                                       17,536          15,207           8,908
    Research and development                                          6,131           7,791           4,216
    Unusual item                                                          -               -           6,600
------------------------------------------------------------------------------------------------------------
                                                                     72,247          64,738          43,702
------------------------------------------------------------------------------------------------------------
 Income (loss) from operations                                        8,133             663          (1,540)

 Other income (expense):
    Interest, net                                                       239             608             511
    Other                                                               198             765             (17)
------------------------------------------------------------------------------------------------------------
                                                                        437           1,373             494
------------------------------------------------------------------------------------------------------------
 Income (loss) before income taxes                                    8,570           2,036          (1,046)
 Provision for income taxes                                           2,869             781           2,102
------------------------------------------------------------------------------------------------------------
 Net income (loss)                                                 $  5,701        $  1,255        $ (3,148)
------------------------------------------------------------------------------------------------------------

 Basic earnings (loss) per share                                   $   0.35        $   0.08        $  (0.26)
------------------------------------------------------------------------------------------------------------
   Weighted average shares outstanding - basic                       16,322          16,290          12,039
------------------------------------------------------------------------------------------------------------

 Diluted earnings (loss) per share                                 $   0.35        $   0.08        $  (0.26)
------------------------------------------------------------------------------------------------------------
   Weighted average shares outstanding - diluted                     16,417          16,459          12,039
------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS
in thousands, except share data

December 31,                                                                1998              1997
      ASSETS
 Current assets:
 Cash and cash equivalents                                               $  10,802         $  26,219
 Accounts receivable, net                                                   22,130            19,415
 Work-in-progress                                                           15,570             8,968
 Prepaid and other current assets                                            5,352             4,481
-----------------------------------------------------------------------------------------------------
      Total current assets                                                  53,854            59,083
-----------------------------------------------------------------------------------------------------
 Property and equipment, net                                                37,600            25,326
 Goodwill and other intangibles                                             15,509            13,747
 Other assets                                                                2,294             2,293
-----------------------------------------------------------------------------------------------------
      Total assets                                                       $ 109,257         $ 100,449
-----------------------------------------------------------------------------------------------------

     LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities:
 Current maturities of long-term
     debt and short-term debt                                            $   6,627         $   5,561
 Accounts payable                                                            5,494             4,005
 Customer advances                                                           6,818             7,869
 Accrued wages and benefits                                                  4,323             3,561
 Other accrued liabilities                                                   6,579             5,450
-----------------------------------------------------------------------------------------------------
 Total current liabilities                                                  29,841            26,446
-----------------------------------------------------------------------------------------------------
 Long-term debt                                                              6,306             6,578
 Other liabilities                                                             160             1,349
 Commitments and contingencies
 Stockholders' equity:
   Preferred stock                                                               -                 -
   Common stock, $.001 par value;100 million
     shares authorized, 16,390,511 outstanding - 1998;
     16,295,271 outstanding - 1997                                              16                16
 Paid-in capital                                                            68,687            67,550
 Retained earnings (deficit)                                                 4,365           (1,336)
 Accumulated other comprehensive income (losses)                              (53)               (5)
 Stock subscriptions receivable                                               (65)             (149)
-----------------------------------------------------------------------------------------------------
 Total stockholders' equity                                                 72,950            66,076
-----------------------------------------------------------------------------------------------------
 Total liabilities and stockholders' equity                              $ 109,257         $ 100,449
-----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands

For the years ended December 31,                                   1998         1997         1996
                                                             ---------------------------------------
 Cash flows from operating activities:
 Net income (loss)                                                $ 5,701      $ 1,255      $(3,148)
 Adjustments to reconcile to net cash
  (used) provided by operating activities:
       Depreciation and amortization                                4,958        5,116        2,062
       Deferred income taxes                                          752         (510)          25
       Unusual item                                                     -            -        6,600
       Other                                                         (487)         251          110
       Changes in assets and liabilities:
           Trade and other receivables                             (1,453)      (9,610)      (1,073)
           Work-in-progress                                        (5,838)         200         (969)
           Prepaid and other assets, net                             (538)      (2,225)        (494)
           Accounts payable                                         1,067       (4,090)         245
           Customer advances                                       (1,680)         540         (943)
           Other accrued liabilities                               (1,049)      (3,921)         (48)
----------------------------------------------------------------------------------------------------
 Net cash provided (used) by operating activities                   1,433      (12,994)       2,367
----------------------------------------------------------------------------------------------------
 Cash flows from investing activities:
 Purchase of property and equipment                               (14,147)     (10,929)      (7,609)
 Acquisition of L.A.B., net of cash acquired                          -            -         (2,206)
 Acquisition of KCAS, net of cash acquired                         (4,008)         -            -
 Short-term investment                                                  -        3,961       (3,961)
 Other                                                                (34)        (376)          31
----------------------------------------------------------------------------------------------------
 Net cash used by investing activities                            (18,189)      (7,344)     (13,745)
----------------------------------------------------------------------------------------------------
 Cash flows from financing activities:
 Net proceeds (payments) short-term debt                              773        3,269       (2,656)
 Proceeds from long-term borrowings                                     -        1,128         -
 Payments on long-term borrowings                                    (617)        (633)        (565)
 Issuance of common stock                                           1,080          600       44,794
 Dividends                                                              -            -       (1,051)
----------------------------------------------------------------------------------------------------
 Net cash provided by financing activities                          1,236        4,364       40,522
----------------------------------------------------------------------------------------------------
 Net (decrease) increase in cash and
    cash equivalents                                              (15,520)     (15,974)      29,144
 Effect of exchange rate changes on cash                              103          (32)           -
 Cash and cash equivalents, beginning of period                    26,219       42,225       13,081
----------------------------------------------------------------------------------------------------
 Cash and cash equivalents, end of period                         $10,802      $26,219      $42,225
----------------------------------------------------------------------------------------------------
 Supplemental information, cash paid for:
   Interest                                                       $   887      $   870      $   402
   Income taxes                                                   $ 1,977      $ 1,378      $ 1,945


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
In thousands, except per share amount

                                                                                            Accumulated     Retained
                                      Common Stock       Class B Stock                        Other         Earnings
                                   ---------------------------------------  Paid-in        Comprehensive (Accumulated
                                    Shares    Amount    Shares    Amount   Capital (1)        Income        Deficit)        Total
-----------------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1995             447    $  150     9,993    $  171    $ 21,510       $       -       $    308     $  22,139
-----------------------------------------------------------------------------------------------------------------------------------

 Dividend adjustment                      -         -         -         -           -               -            249           249
 Stock award                              -         -       105       490        (490)              -              -             -
 Establish common stock par
    value of $0.001 per share             -      (150)         -     (651)        801               -              -             -
 Sale of common stock                 3,105         3         -         -      44,788               -              -        44,791
 Conversion to common stock:                                                                        -
    Preferred stock (883 shares)      2,636         3         -         -           -               -              -             3
    Class B common stock             10,098        10   (10,098)      (10)          -               -              -             -
 Stock options exercised                  -         -         -         -           3               -              -             3
 Deferred compensation earned             -         -         -         -         110               -              -           110
 Net loss                                 -         -         -         -           -               -         (3,148)       (3,148)
-----------------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1996          16,286        16         -         -      66,722               -         (2,591)       64,147
-----------------------------------------------------------------------------------------------------------------------------------
 Stock options exercised                 10         -         -         -          75               -              -            75
 Stock option tax benefits                -         -         -         -         525               -              -           525
 Stock award forfeitures                 (1)        -         -         -           -               -              -             -
 Deferred compensation earned             -         -         -         -         228               -              -           228

 Currency translation adjustment          -         -         -         -           -              (5)             -            (5)
 Net income                               -         -         -         -           -               -          1,255         1,255
                                                                                                                     --------------
 Total comprehensive income                                                                                                  1,250
-----------------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1997          16,295        16         -         -      67,550              (5)        (1,336)       66,225
-----------------------------------------------------------------------------------------------------------------------------------

 Stock issued in acquisition of KCAS     27         -         -         -         291               -              -           291
 Stock options exercised                 69         -         -         -         602               -              -           602
 Stock option tax benefits                -         -         -         -          99               -              -            99
 Stock award forfeitures                  -         -         -         -          (6)              -              -            (6)
 Deferred compensation earned             -         -         -         -         151               -              -           151

 Currency translation adjustment          -         -         -         -           -             (48)             -           (48)
 Net income                               -         -         -         -           -               -          5,701         5,701
                                                                                                                     --------------
 Total comprehensive income                                                                                                  5,653
-----------------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1998          16,391    $   16         -    $    -    $ 68,687       $     (53)      $  4,365      $ 73,015
-----------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING POLICIES

Organization

         The Company is a multinational provider of contract research services with its principal offices in the United States and Germany. The majority of revenues are earned in the fee-for-service business as explained in Note 10, and a portion of the Company's resources are devoted to research and development of new products. Major customers are large and small pharmaceutical companies.

Basis of Presentation

         The consolidated financial statements include the accounts of Applied Analytical Industries, Inc. (the "Company" or "AAI") and its wholly-owned subsidiaries. All material intercompany transactions have been eliminated. The Company has ownership of approximately 40%, on a fully diluted basis, of Endeavor Pharmaceuticals Inc. ("Endeavor") which is accounted for under the equity method.

Revenue Recognition

         Revenues from fee-for-service contracts are recognized generally on a percentage-of-completion basis as the work is performed. Licensing revenues are recognized generally on a percentage-of-completion basis for interim contract milestones. Contract milestones based on product approval are recognized when the applicable product is approved. Royalty revenues are recognized as earned in accordance with contract terms. Work-in-progress represents revenues recognized prior to contract billing terms. Provisions for losses on contracts, if any, are recognized when identified.

Income Taxes

         Income taxes have been provided using the liability method in accordance with Financial Accounting Standards Board ("FASB") Statement No. 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

Earnings per Share

         Basic earnings per share are based on the weighted average number of common shares outstanding during the year. The weighted average number of common shares outstanding was approximately 16,322,000, 16,290,000 and 12,039,000 in 1998, 1997 and 1996, respectively. Diluted earnings per share were computed assuming that the weighted average number of shares was increased by the conversion of stock options issued to employees and members of the Company's Board of Directors. The diluted per share amounts reflect a change in the number of shares outstanding (the "denominator") to include the options as if they were converted to shares and issued. In each year presented, the net income (the "numerator") is the same for both basic and diluted per share computations. The following table provides a reconciliation of the denominators for the basic and diluted earnings per share computations for each of the years ended December 31 (In thousands):

                                                       1998          1997         1996
                                                    ------------------------------------
 Basic Earnings per Share:
   Weighted average number of shares                   16,322       16,290       12,039

 Effect of Dilutive Securities:
   Employee and Director stock options                     95          169            -
                                                    ------------------------------------

 Diluted Earnings per Share:
    Adjusted weighted average number of shares
       and assumed conversions                         16,417       16,459       12,039
                                                    ====================================


Cash and Cash Equivalents

         The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash pledged as security has been included in cash as described in Note 4.

Accounts Receivable

         Unbilled accounts receivable represent specific invoices that, in keeping with certain client billing arrangements, are mailed to clients approximately 15 days after the month during which the work was completed.

Property and Equipment

         Property and equipment is recorded at cost. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Depreciable lives are 31.5 years for buildings and improvements and 3 to 15 years for equipment. Leasehold improvements are amortized over the lesser of the asset life or the lease term. Depreciation expense was approximately $4.2 million, $4.4 million and $2.0 million for the years ending December 31, 1998, 1997 and 1996, respectively.

Goodwill, Intangibles and Other Assets

         Goodwill, the excess of the purchase price over the fair value of the net assets of acquired companies, is amortized over 20 years. At December 31, 1998 and 1997, the amounts for accumulated amortization of goodwill were approximately $806,000 and $694,000 respectively. Other identifiable intangible assets are amortized, if applicable, on a straight-line basis over their estimated useful lives, which range from 3 to 17 years. At December 31, 1998 and 1997, the amounts of accumulated amortization of other intangibles were approximately $446,000 and $228,000 respectively.

         The Company has an investment in non-voting, mandatorily redeemable preferred stock of a related party, which is carried at original cost in other assets.

         The carrying values of goodwill, intangibles and other assets are reviewed if the facts and circumstances indicate potential impairment of their carrying value. Any impairment in the carrying value of such assets is recorded when identified.

Foreign Currency Translation

         The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with FASB Statement No. 52 "Foreign Currency Translation". All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive income. The effect on the statements of income of transaction gains and losses is insignificant for all years presented.

Impact of Recently Issued Accounting Standards

         During 1998, the FASB issued Statement No. 130 "Reporting Comprehensive Income". The statement requires the Company to provide disclosure of all changes in equity resulting from recognized transactions of the period other than transactions with owners. The FASB also issued Statement No. 131 "Disclosures about Segments of an Enterprise and Related Information". This statement requires that the Company disclose certain information about its major business lines, as well as certain geographic information. The Company has adopted both statements.

         In June 1998, the FASB issued Statement No. 133 "Accounting for Derivative and Hedging Activities" which is required to be adopted in years beginning after June 15, 1999. Because of the Company's minimal use of derivatives, if any, management does not anticipate that the adoption of this statement will have a material impact on net earnings or the financial position of the Company.

Stock Based Compensation

         The Company grants stock options to certain employees with an exercise price equal to the fair market value at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees". Because the exercise price of the stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Fair Value of Financial Instruments

         The carrying value of cash and cash equivalents, accounts receivable, the preferred stock investment, current liabilities and long-term debt approximate fair value. It is not practicable to estimate the fair value of the Company's equity investments, which is recorded at zero, as no readily determinable market exists for investments in such entities.

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

2.       ACQUISITIONS AND UNUSUAL ITEM

Kansas City Analytical Services, Inc.

         On September 14, 1998, the Company acquired all of the outstanding equity of Kansas City Analytical Services, Inc. (KCAS), a bioanalytical and pharmaceutical analysis laboratory located near Kansas City, Kansas. The acquisition has been accounted for using the purchase method of accounting. The aggregate purchase price was approximately $5.5 million, consisting of cash ($5.2 million) and the issuance of 26,642 shares of common stock. The excess of the purchase price over the fair value of the assets acquired was $1.5 million and has been recorded as goodwill which is being amortized on a straight line basis over 20 years. Accordingly, the results of KCAS's operations have been included in the Company's consolidated results from the date of acquisition.

L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co.

         On December 31, 1996, the Company acquired all the outstanding equity in L.A.B. Gesellschaft fur pharmakologische Untersuchungen mbH & Co. (L.A.B.), a European contract research and development organization head-quartered in Neu-Ulm, Germany with operational units in Neu-Ulm and Munich, Germany as well as in France, Netherlands and England.

         The aggregate purchase price for L.A.B. was approximately $20.5 million, which included payments to former equity holders, L.A.B. debt and negative working capital. The acquisition has been accounted for using the purchase method of accounting. The consolidated financial statements reflect the allocation of the purchase price to the fair value of the assets acquired, including original goodwill of approximately $12.8 million which is being amortized on a straight-line basis over 20 years. Goodwill was adjusted during 1997 by approximately $2.0 million to reflect resolution of certain pre-acquisition contingencies. The results of operations for L.A.B. are included in the consolidated financial statements of AAI in 1997 and 1998.

         In connection with the acquisition of L.A.B., the Company recognized an unusual item representing the write-off of certain in-process research and development costs with an appraised value of approximately $6.6 million as of December 31, 1996.

         The following table reflects the unaudited pro forma combined results of operations of AAI, L.A.B. and KCAS as if the acquisitions had occurred on January 1, 1996. Such pro forma information is presented for informational purposes only and is not necessarily indicative of the consolidated results that would have been achieved had the acquisition been consummated as of that time.

Year ended December 31,                  1998        1997           1996
---------------------------------------------------------------------------
In thousands, except per
share amounts (unaudited)

Net sales                              $85,363      $71,204      $ 67,557
Net income (loss)                      $ 6,075      $ 1,288      $ (7,710)
Diluted earnings (loss) per share      $   .37      $   .08      $   (.64)

3.  INCOME TAXES

         The following table presents the components for the provision for income taxes.

Year ended December 31,                          1998         1997         1996
----------------------------------------------------------------------------------
 In thousands

 Income (loss) before income taxes:
     United States                              $ 8,368      $ 2,165      $ 5,554
     Non-U.S.                                       202         (129)      (6,600)
----------------------------------------------------------------------------------
         Net income before taxes                $ 8,570      $ 2,036      $(1,046)
----------------------------------------------------------------------------------

 Provision for income taxes:
 Current:
     Federal                                    $ 1,972      $ 1,228      $ 1,709
     Non-U.S.                                        31           63            -
     State                                          135            -          368
----------------------------------------------------------------------------------
         Total current taxes                      2,138        1,291        2,077
----------------------------------------------------------------------------------
 Deferred:
     Federal                                        627         (365)          18
     Non-U.S.                                         -            -            -
     State                                          104         (145)           7
----------------------------------------------------------------------------------
         Total deferred taxes                       731         (510)          25
----------------------------------------------------------------------------------

----------------------------------------------------------------------------------
 Total income taxes                             $ 2,869       $  781      $ 2,102
----------------------------------------------------------------------------------


         The following table presents the reconciliation of the provision for income taxes to the amount computed by applying the U.S. federal statutory income tax rate.

Year ended December 31,                          1998         1997         1996
 In thousands
----------------------------------------------------------------------------------
 Income (loss) before income taxes              $ 8,570      $ 2,036     $ (1,046)
----------------------------------------------------------------------------------

 Tax expense (benefit) using statutory
    U.S. income tax rate of 34%                 $ 2,914      $   692     $   (356)
 State income taxes, net                            194          (96)          247
 Permanent items, net                               198          286           35
 Research and Development credits                  (400)        (411)        (173)
 Non-U.S. operations, net                           (37)         107            -
 Write-off of in-process R&D                          -            -        2,244
 Other, net                                           -          203          105
----------------------------------------------------------------------------------
 Provision for income taxes                     $ 2,869      $   781      $ 2,102
----------------------------------------------------------------------------------

         Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred taxes are included in prepaids and other current assets and other accrued liabilities. The following table presents the deferred tax assets and deferred tax liability.

December 31,                                     1998         1997
---------------------------------------------------------------------
 In thousands
 Deferred tax assets, resulting from:
    Accrued liabilities                         $    84      $   272
    Accounts receivable                             299          483
    Write-off of in-process R&D                   2,740        2,826
    Non-U.S. net operating losses                 1,918        1,745
    Tax credits                                       -          226
    Other items                                     345          139

 Deferred tax liability, resulting from:
    Property and equipment                         (957)        (619)

 Valuation allowances on tax assets              (4,658)      (4,571)
---------------------------------------------------------------------
 Net deferred tax assets (liability)            $  (229)     $   501
---------------------------------------------------------------------


         Valuation allowances have been provided for certain assets resulting from the L.A.B. acquisition since realization of such assets cannot be predicted with reasonable certainty at this time.

4.  DEBT AND CREDIT LINE

         The following table presents the components of current maturities of long-term debt and short-term debt.

December 31,                                                              1998         1997
 In thousands
 Industrial revenue bonds                                               $   900      $ 1,125
 Bank debt                                                                5,117        3,778
 Current maturities of long-term debt                                       610          658
---------------------------------------------------------------------------------------------
      Total short-term debt and current maturities of long-term debt    $ 6,627      $ 5,561
---------------------------------------------------------------------------------------------

         The following table presents the components of long-term debt.

 December 31,                                         1998         1997
 In thousands
 Bank term loans                                    $ 6,916      $ 7,180
 Other                                                    -           56
-------------------------------------------------------------------------
      Total long-term debt                            6,916        7,236
-------------------------------------------------------------------------
 Less current maturities of long-term debt             (610)        (658)
-------------------------------------------------------------------------
      Total long-term debt due after one year       $ 6,306      $ 6,578
-------------------------------------------------------------------------

         The industrial revenue bonds were secured to finance the acquisition and construction of facilities in North Carolina. They have a variable interest rate, which is adjusted annually with a maximum allowable rate of 15%. The rates at December 31, 1998 and 1997 were 4.15% and 4.35%, respectively. The bonds are payable in monthly installments of $25,000, plus interest, through November 2000, and are redeemable at the option of the bondholders. The Company has entered into an agreement with a bank to pay any bonds redeemed under a stand-by letter of credit covering the outstanding principal of the bonds. The Company also has a bond re-marketing agreement with such bank to re-market any bonds presented for early redemption, on a best efforts basis. These bonds have been classified as short-term debt because of the early redemption feature.

         The bank term loans include approximately $2.1 million and $2.7 million with a U.S. bank as of December 31, 1998 and 1997 respectively. The loans have variable interest rates based on the 30-day LIBOR rate plus a margin based on the Company's debt to equity ratio. The loans are payable in monthly installments including interest. The average interest rate on these loans was 6.9% and 7.2% for 1998 and 1997, respectively. The bank term loans also include approximately 8 million Deutsche marks, as of December 31, 1998 and 1997. This amount represents a subsidiary's note payable to a German bank, which is due in March 2000 with interest payable quarterly at 4.85%. AAI has issued a stand-by letter of credit to this bank to cover borrowings outstanding. Approximately $6.8 million of cash is held in certificates of deposit, pledged as security for the letter of credit.

         In 1996, the Company entered into a revolving credit agreement with a U.S. bank which, as amended, expires in May 1999. The agreement provides for borrowings of up to $20 million at variable interest rates, adjusted quarterly. The rates are be based on the 30-day LIBOR rate and can be reduced or increased depending on certain financial ratios of the Company at the end of each quarter. At the end of the revolving credit period, any outstanding balances under this facility convert to a term loan payable in monthly installments, including interest, through the year 2004. The agreement requires the payment of a nominal commitment fee based on the unused portion of the line of credit. There were no amounts outstanding under this agreement at December 31, 1998 or 1997.

         Under the terms of the revolving credit facility and the stand-by letter of credit agreement, the Company is required to comply with various covenants including, but not limited to, those pertaining to maintenance of certain financial ratios, and incurring additional indebtedness. The Company was in compliance with these covenants at December 31, 1998.

         Scheduled maturities of long-term debt as of December 31, 1998 are $610,000 - 1999; $5,405,000 - 2000; $458,000 - 2001; and $443,000 - 2002.

5.   STOCKHOLDERS' EQUITY

         The authorized capital stock of the Company at December 31, 1998 and 1997 was 100 million shares of voting common stock, $0.001 par value per share, and 5 million shares of preferred stock, $0.001 par value per share. The preferred stock is issuable in one or more series by the Company's Board of Directors without further stockholder approval. No preferred stock was outstanding at December 31, 1998 or 1997. The Company has reserved 2,057,636 shares of common stock for issuance under stock option plans.

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

Stock Option and Award Plans

         In 1996, the Board of Directors awarded 104,696 shares of common stock to certain employees and officers of the Company. The fair value at the time of such award is recognized as deferred compensation in paid-in capital and was expensed over a two-year period.

         The Company has three stock option plans, the 1997 Stock Option Plan ("1997 Plan"), the 1996 Stock Option Plan ("1996 Plan") and the 1995 Stock Option Plan ("1995 Plan"). Under the 1995 Plan, the Board of Directors may grant options to purchase up to 242,538 shares of common stock. However, the Company has no obligation to issue the shares upon exercise of such options until it has purchased an equal number of shares from certain existing stockholders. Under the 1997 and 1996 Plans, the Board of Directors may grant options to purchase up to 1,644,000 and 495,627, respectively, newly issued shares of common stock. The plans require that the exercise price of options cannot be less than either 100% (1997 Plan) or 75% (1996 and 1995 Plans) of the estimated fair market value of the Company's shares of common stock on the date of grant.

         The combined activity from all plans is presented in the following table.

                                                        Weighted average
                                           Shares        exercise price
-----------------------------------------------------------------------
 Outstanding, January 1, 1997              442,755             $  8.35
-----------------------------------------------------------------------
 Granted                                   508,100               14.74
 Exercised                                 (92,023)               8.36
 Forfeited                                (176,480)              15.02
-----------------------------------------------------------------------
 Outstanding, December 31, 1997            682,352               11.39
-----------------------------------------------------------------------
 Exercisable, December 31, 1997            124,413                8.35
-----------------------------------------------------------------------
 Granted                                   977,100               13.02
 Exercised                                 (76,679)               9.02
 Forfeited                                (199,245)              11.87
-----------------------------------------------------------------------
 Outstanding, December 31, 1998          1,383,528             $ 12.61
-----------------------------------------------------------------------
 Exercisable, December 31, 1998            207,242             $ 10.84
-----------------------------------------------------------------------


Information regarding stock options outstanding at December 31, 1998 is summarized in the table below.

                                    Options Outstanding                         Options Exercisable
                                 ------------------------                    ------------------------
                                                 Weighted      Weighted                     Weighted
                                                 Average        Average                     Average
                                    Shares      Remaining      Exercise        Shares       Exercise
 Range of Exercise Prices        Outstanding       Life         Price        Exercisable      Price
 ------------------------        -----------    ---------      --------      -----------    ---------
        $8.350 - $12.720             346,596      8.38          $10.413        139,920       $ 9.240
            $12.813                  770,400      9.34           12.813              -             -
       $13.625 - $22.000             266,532      8.69           14.854         67,322        14.159
                                   ---------      ----          -------        -------       -------
        $8.350 - $22.000           1,383,528      8.98          $12.605        207,242       $10.838

         The weighted average fair value in excess of the exercise price at date of grant for options granted during 1998 and 1997 was $6.87 and $7.84 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life (5 years); interest rate (5.1% - 1998, 5.9 % - 1997); volatility factor (55% - 1998, 54% - 1997) and dividend yield (none).

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

                                         Years Ended December 31,
----------------------------------------------------------------------------
                                       1998           1997           1996
----------------------------------------------------------------------------
(In thousands, except per share amounts)
 Net income (loss):
    As reported                      $  5,701       $  1,255     $  (3,148)
    Pro forma                        $  4,577       $    771     $  (3,323)

 Earnings (loss) per share:
    As reported -
       Basic                         $   0.35       $   0.08     $   (0.26)
       Diluted                       $   0.35       $   0.08     $   (0.26)

    Pro forma -
       Basic                         $   0.28       $   0.05     $   (0.28)
       Diluted                       $   0.28       $   0.05     $   (0.28)


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

         This investment has been recorded at zero value since 1995. Endeavor has accumulated losses of approximately $16 million. The Company will not be able to record any income from this investment until Endeavor has earned income in an amount equal to such accumulated losses and becomes profitable

         The Company had net sales to Endeavor for product development services of approximately $1.6 million, $3.2 million and $6.2 million (15% of AAI net sales) for the years ended December 31, 1998, 1997 and 1996, respectively. These services are provided on terms and conditions management believes are comparable to those afforded unrelated entities. Additionally, AAI had approximately $2.3 million in accounts receivable at December 31, 1997 and approximately $1.6 million and $184,000 in work-in-progress related to Endeavor at December 31, 1998 and 1997, respectively.

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

Aesgen, Inc.

      Aesgen, Inc. ("Aesgen") was formally organized with an affiliate of the Mayo Clinic and MOVA Pharmaceutical Corporation and funded in 1995 through the issuance of approximately $11 million of nonconvertible, non-voting, mandatorily redeemable, preferred stock. The Company made a cash investment of $1.6 million in such preferred stock, which is carried at cost, and is included in other non-current assets on the balance sheet. As the Company did not intend to hold an equity interest in Aesgen, it entered into a series of related transactions commencing in 1995 to transfer to a corporation owned by the holders, at that time, of substantially all of the outstanding capital stock of the Company, all of its shares of Aesgen common stock in return for $50,000 (amount paid by AAI for such shares) and such corporation's assumption of an obligation to invest an additional $1.2 million in Aesgen.

      The Company provides product development services to Aesgen at terms and conditions that management believes are similar to those afforded unrelated entities. In 1996, the Company sold to Aesgen marketing rights to a product under development by the Company. Under the agreement, Aesgen paid a license fee and will pay additional royalties upon marketing the product. AAI recognized net sales of approximately $0.2 million, $1.9 million and $4.7 million (11% of AAI net sales) from Aesgen for the years ended December 31, 1998, 1997 and 1996, respectively. AAI also had accounts receivable of approximately $555,000 from Aesgen at December 31, 1997, and work-in-progress of approximately $145,000 and $97,000 at December 31, 1998 and 1997 respectively. AAI has the right, under its development agreement with Aesgen, to provide certain product development and support services to Aesgen with respect to some generic drugs currently being developed by Aesgen, provided that AAI's fees for such services are comparable to those of a competitor. In addition, under such development agreement, the Company has agreed not to develop, for its own account or any other person, a formulation of any of the generic products currently under development for Aesgen and any additional drugs that AAI agrees to develop in the future for Aesgen.

7. SUPPLEMENTAL BALANCE SHEET INFORMATION

         The following table presents the components of accounts receivable.

December 31,                                        1998          1997
 In thousands
 Trade and other:
 Billed                                            $18,395       $13,496
 Unbilled                                            3,195         3,161
 Related parties                                       980         2,867
-------------------------------------------------------------------------
 Total accounts receivable                          22,570        19,524
 Allowance for doubtful accounts                      (440)         (109)
-------------------------------------------------------------------------
 Total accounts receivable, net                    $22,130       $19,415
-------------------------------------------------------------------------

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

         The following table presents the components of property and equipment.

December 31,                                        1998          1997
 In thousands
 Land                                             $    990      $    945
 Buildings and improvements                         14,491        10,882
 Machinery and equipment                            42,116        27,295
 Construction-in-progress                            4,801         1,586
-------------------------------------------------------------------------
 Total cost of property and equipment               62,398        40,708
 Less, accumulated depreciation                    (24,798)      (15,382)
-------------------------------------------------------------------------
      Property and equipment, net                 $ 37,600      $ 25,326
-------------------------------------------------------------------------


8. EMPLOYEE BENEFIT PLAN

         The Company provides retirement benefits for all domestic AAI employees with one year of service through a defined contribution plan qualified under section 401(k) of the Internal Revenue Code of 1986, as amended. Participants may elect to contribute a portion of their annual compensation, subject to limitations. The Company makes matching contributions equal to 50% of a participant's contribution up to a certain amount. Additionally, the Company makes profit-sharing contributions at the discretion of the Board of Directors. The Company has expensed $300,000, $219,000 and $557,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

9.  COMMITMENTS AND CONTINGENCIES

         The Company leases land, buildings and equipment under renewable lease agreements classified as operating leases. Rent expense under these agreements for the years ended December 31, 1998, 1997 and 1996 was $2.5 million, $2.8 million, and $1.3 million, respectively. Future minimum rentals due under lease agreements as of December 31, 1998 are $3.2 million - 1999; $2.9 million - 2000; $2.5 million - 2001; $1.8 million - 2002; $1.8 million - 2003 and $8.3 million -
thereafter.

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

The Company has entered into an agreement with two banks which allows the Company to lease a facility being built in Wilmington, North Carolina, adjacent to the Company's laboratories. When the facility is complete, the Company will enter into an operating lease for an initial period of 3 years with 2 one year renewal periods. At the end of the initial term, the Company may elect to purchase the facility at fair market value, extend the lease or the property may be sold.

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

Year ended December 31,                 1998         1997          1996
                                    ----------------------------------------
 (In thousands)
NET SALES:
 Fee-for-service                       $ 73,126     $ 59,631      $ 40,624
 Product Development                      7,254        5,770         1,538
                                    ----------------------------------------
                                       $ 80,380     $ 65,401      $ 42,162
                                    ----------------------------------------

 United States                         $ 60,331     $ 47,959      $ 42,162
 Non-U.S.                                22,102       18,862             -
 Less inter-geographic sales             (2,053)      (1,420)            -
                                    ----------------------------------------
                                       $ 80,380     $ 65,401      $ 42,162
                                    ----------------------------------------

INCOME (LOSS) FROM OPERATIONS:
 Fee-for-service                       $  9,217     $  4,965      $  8,779
 Product development                      1,123       (2,021)       (9,278)
 Corporate                               (2,207)      (2,281)       (1,041)
                                    ----------------------------------------
                                       $  8,133     $    663      $ (1,540)
                                    ----------------------------------------

 United States                         $  8,348     $  1,799      $  5,060
 Non-US                                    (215)      (1,136)       (6,600)
                                    ----------------------------------------
                                       $  8,133     $    663      $ (1,540)
                                    ----------------------------------------

TOTAL ASSETS:
 Fee-for-service                       $ 64,253     $ 54,670      $ 42,961
 Product Development                      4,874        5,812         4,378
 Corporate                               40,130       39,967        57,139
                                    ----------------------------------------
                                       $109,257     $100,449      $104,478
                                    ----------------------------------------

 United States                         $ 81,532     $ 78,328      $ 82,529
 Non-U.S.                                27,725       22,121        21,949
                                    ----------------------------------------
                                       $109,257     $100,449      $104,478
                                    ----------------------------------------

11. SUBSEQUENT EVENT

On March 16, 1999, the Company merged with Medical and Technical Research Associates, Inc., (MTRA) a clinical research organization located near Boston,, Massachusetts for approximately 1.3 million shares of stock including conversion of MTRA stock options. The merger will be accounted for as a pooling-of-interests, and accordingly, historical financial information will be restated in future periods to include MTRA data. The following table reflects the unaudited combined results of continuing operations of the Company and MTRA as though the merger would have occurred on January 1, 1996. The results include only the results of other acquisitions (referred to in Note 2) form the date of purchase forward.

Year ended December 31,                 1998          1997         1996
---------------------------------------------------------------------------
In thousands, except per
share amounts (unaudited)

Net sales                              $98,243       $80,106      $ 53,728
Net income (loss)                      $ 6,539       $ 1,866      $ (2,462)
Diluted earnings (loss) per share      $  0.37       $  0.10      $  (0.18)

Report of Independent Auditors

Applied Analytical Industries, Inc.
The Board of Directors and Shareholders of Applied Analytical Industries, Inc.

We have audited the consolidated balance sheet of Applied Analytical Industries, Inc. and subsidiaries (the "Company") as of December 31, 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Applied Analytical Industries, Inc. and subsidiaries at December 31, 1998, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                                           /s/ ERNST & YOUNG LLP

Raleigh, North Carolina
February 12, 1999,
except Note 11, as to which the date is March 16, 1999

Report of Independent Accountants

To the Board of Directors and Stockholders of Applied Analytical Industries, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Applied Analytical Industries, Inc. and its subsidiaries at December 31, 1997 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of the Company for any period subsequent to December 31, 1997.


/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina
March 18, 1998

Financial Results by Quarter  (Unaudited)
In thousands, except per share amounts

Quarter                                 First        Second        Third         Fourth
1998
Net sales                              $17,113      $19,426      $ 20,138       $23,703
Gross profit                           $ 8,616      $10,461      $ 10,284       $11,057
Net income (loss)                      $ 1,073      $ 1,306      $  1,413       $ 1,909
Basic earnings (loss) per share        $  0.07      $  0.08      $   0.09       $  0.12
Diluted earnings (loss) per share      $  0.07      $  0.08      $   0.09       $  0.12

1997
Net sales                              $15,175      $15,814      $ 14,021       $20,391
Gross profit                           $ 7,684      $ 8,248      $  6,027       $10,064
Net income (loss)                      $   910      $   583      $ (1,164)      $   926
Basic earnings (loss) per share        $  0.06      $  0.04      $  (0.07)      $  0.06
Diluted earnings (loss) per share      $  0.06      $  0.04      $  (0.07)      $  0.06


         Price range of common stock, traded on the NASDAQ market under the symbol "AAII"(1):

1998
High                                   $19 1/8      $16 1/8      $14 5/8        $18 3/4
Low                                    $13 1/4      $ 9          $ 9 5/8        $10

1997
High                                   $27 1/2      $20 1/2      $27 1/4        $20 3/8
Low                                    $17 1/2      $11 3/4      $19 1/16       $11 1/4



(1) The Company estimates there were approximately 1,200 holders of record for its common stock as of February 28, 1999. The Company has not declared any cash dividends during 1998 or 1997.