Form 10-K, Exhibit 13
period 2000-12-31
AAIPHARMA INC
filed 2001-04-02
CIK 1013243

                                                                      EXHIBIT 13

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                      For the Years Ended December 31,
                                                 -----------------------------------------------------------------------
                                                    2000            1999            1998           1997           1996
                                                 ---------       ---------       ---------      ---------      ---------
                                                                  (In thousands, except per share amounts)
STATEMENT OF OPERATIONS DATA:
Net revenues                                     $ 104,245       $ 102,175       $  98,243      $  80,105      $  53,728
Direct costs                                        50,955          56,139          50,833         42,667         24,975
Selling                                             11,891          12,160           9,953          9,539          8,282
General and administrative                          27,144          25,186          21,724         18,643         10,833
Research and development                            12,221          11,072           6,130          7,791          4,216
Unusual item (1) (2)                                    --           6,400              --             --          6,600
Other income (expense), net                         (1,916)         (1,409)            502          1,375          2,013
                                                 ---------       ---------       ---------      ---------      ---------
Income (loss) before income taxes and
   cumulative effect of accounting change              118         (10,191)         10,105          2,840            835
(Benefit from) provision for income taxes             (441)         (2,278)          3,567            342          1,773
                                                 ---------       ---------       ---------      ---------      ---------
Income (loss) before cumulative effect of
   accounting change                                   559          (7,913)          6,538          2,498           (938)
Cumulative effect of a change in
   accounting principle, net of tax benefit           (961)             --              --             --             --
                                                 ---------       ---------       ---------      ---------      ---------
Net income (loss)                                $    (402)      $  (7,913)      $   6,538      $   2,498      $    (938)
                                                 =========       =========       =========      =========      =========

Basic earnings (loss) per share
   Income (loss) before cumulative effect        $    0.03       $   (0.46)      $    0.38      $    0.15      $   (0.07)
   Cumulative effect of accounting change            (0.05)             --              --             --             --
                                                 ---------       ---------       ---------      ---------      ---------
Net income (loss)                                $   (0.02)      $   (0.46)      $    0.38      $    0.15      $   (0.07)
                                                 =========       =========       =========      =========      =========
Weighted average shares outstanding                 17,488          17,204          17,124         17,092         12,840
                                                 =========       =========       =========      =========      =========

Diluted earnings (loss) per share
   Income (loss) before cumulative effect        $    0.03       $   (0.46)      $    0.37      $    0.14      $   (0.07)
   Cumulative effect of accounting change            (0.05)             --              --             --             --
                                                 ---------       ---------       ---------      ---------      ---------
Net income (loss)                                $   (0.02)      $   (0.46)      $    0.37      $    0.14      $   (0.07)
                                                 =========       =========       =========      =========      =========
Weighted average shares outstanding                 17,771          17,204          17,722         17,772         12,840
                                                 =========       =========       =========      =========      =========

BALANCE SHEET DATA, AT PERIOD END:
Working capital                                  $  10,558       $   6,507       $  26,160      $  32,523      $  34,286
Property and equipment, net                         42,161          45,026          38,802         26,559         20,793
Total assets                                       112,151         123,558         121,252        108,768        115,959
Long-term debt, less current portion                   509             962           7,749          8,545          8,892
Total stockholders' equity                          65,721          66,558          75,122         67,403         64,079

(1) In connection with the merger with Medical & Technical Research Associates, Inc., the Company recorded a $6.4 million unusual item in the first quarter of 1999 (see Note 2 to the Consolidated Financial Statements).
(2) In connection with the acquisition of a German company, the Company recognized an unusual item representing the write-off of certain in-process research and development costs with an appraised value of approximately $6.6 million as of December 31, 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

The Company is engaged in the business of performing contract product development and support services for large and small pharmaceutical companies around the world as well as the development of improved formulations of marketed drugs. In implementing this strategy, the Company earns revenue through fee-for-service contracts with customers, by manufacturing pharmaceutical products and clinical trials materials, and by licensing and selling internally developed technologies and products.

The fee-for-service business consists of two main groups, a non-clinical and a clinical group. The non-clinical group performs laboratory analyses of various chemical compounds and small scale manufacturing of chemical compounds used for further testing, or in some cases, for sale to the public. The services performed by the non-clinical group include chemical analysis, chemical synthesis, drug formulation, bio-analytical studies, and regulatory and compliance consulting. All of these services involve either laboratory work or consulting services. The clinical group performs testing of new drugs for customers under controlled conditions as part of the customers' process in gaining approval for the drug. All of the clinical services involve contact with patients and monitoring clinical studies performed in hospitals and clinics.

Both the non-clinical and clinical groups receive requests for services from a customer, often on a competitive basis. An estimate of costs to perform the service is delivered to the customer based on the expected resources and materials required to complete the project. The projects vary in length, some lasting less than one month and others lasting several years. However, most projects may be cancelled by the customer with 30 days notice.

The Company's product sales business segment focuses on the production of (i) commercial manufacturing of small quantity products and (ii) clinical trials materials for Phase I through IV clinical trials, primarily outsourced by other pharmaceutical companies.

The product development business utilizes its extensive research and development capabilities and resources to study and develop new technologies that improve existing drugs. The Company licenses the developed technologies and products to customers usually before the development is complete. In general, the Company is partially paid for its efforts and innovations at predefined events, known as milestones, which are intended to help cover the costs of development. The milestone payments are not refundable. In most cases, the Company also receives royalties on the eventual sales of the approved product. The Company bears the risk that some of the development projects may not be approved or that the eventual sales of the product may not meet expectations. These development projects generally last several years.

RESULTS OF OPERATIONS

In March 1999, the Company merged with Medical & Technical Research Associates, Inc., ("MTRA") a clinical research organization located near Boston, Massachusetts. MTRA offers clinical Phase II - IV studies predominately in the U.S. market to large and small pharmaceutical companies. The addition of MTRA added clinical Phase II - IV capabilities in the United States, increased aaiPharma's ability to provide clinical testing to U.S. customers and enabled the Company to compete for global clinical trial engagements.

The MTRA merger was accounted for as a pooling-of-interests, and accordingly, all prior period consolidated financial statements have been restated to include the results of operations, financial position, and cash flows of MTRA as though MTRA had always been a part of aaiPharma. Results for the years ended December 31, 2000, 1999 and 1998 represent the combined results of aaiPharma and MTRA.

2000 COMPARED TO 1999

Overall net revenues for the year ended December 31, 2000 grew 2% to $104.2 million, compared to $102.2 million in the same period of 1999. Research revenues (non-clinical and clinical) were $84.5 million, an increase of 7% over the $79.3 million recorded in 1999. Non-clinical research revenues were up 10% to $55.3 million in 2000, from $50.3 million in 1999. Non-clinical research revenues increased primarily due to the revenue generated from a significant Product Life Cycle Management ("PLCM") project which began in the fourth quarter of 1999. Clinical research revenues were $29.2 million in 2000, slightly up from the $29.0 million in 1999.

Sales of manufactured products in 2000 were $9.8 million compared to $12.8 million in 1999. This decrease is primarily due to the initial pipeline fill in the fourth quarter of 1999 for the product launch of azathioprine.

Product development revenues (royalties and fees) were $9.9 million in 2000 compared to $10.0 million in the prior year period. The Company anticipates that product development revenues will increase in future quarters as additional agreements are signed, but expects that revenues from these contract signings will be intermittent until royalty streams exceed the development fees earned. However, there can be no assurance that the Company will be successful in executing additional product development agreements and increase its future revenue or that the products developed will be commercially successful.

Gross margin dollars were $53.3 million or $7.3 million higher than 1999. Gross margin as a percentage of revenues was approximately 51% for 2000, compared to 45% for 1999. The higher gross margin percentage reflects the strong mix of non-clinical revenues, as well as on-going cost containment programs initiated late last year and continuing this year.

Selling expenses as a percentage of net revenues decreased to approximately 11% in 2000 compared to 12% in 1999. This decrease was primarily related to the realignment of the workforce in Europe related to the merger with MTRA.

General and administrative costs as a percentage of net revenues increased to approximately 26% in 2000 compared to 25% for the same period in 1999. General and administrative expenses, in dollars, increased by approximately 8%, primarily due to strengthening of the management team and costs associated with the early stages of the Company's direct pharmaceutical sales effort.

Research and development expenses were approximately 12% of net revenues in 2000, compared with approximately 11% in 1999. This level of spending is consistent with the Company's strategy of long-term product development and its continuing commitment to its pipeline.

Income from operations was $2.0 million in 2000 as compared to a loss of $8.8 million in 1999. This substantial turnaround was largely due to the strong mix in revenues and the higher gross margins achieved. Also, in 1999 the Company incurred a $6.4 million pretax charge for costs associated with the merger of MTRA and subsequent restructuring.

The Company's effective tax benefit rate in 2000 is different from the statutory rate primarily due to $1.2 million in permanent differences offset by a $2 million benefit resulting from the utilization of foreign net operating losses that had been previously provided. The Company has recorded a net deferred tax asset of $2.5 million, which the Company expects to utilize.

Income before the cumulative effect of a change in accounting principle was $0.6 million, or $0.03 per share, compared to a loss of $7.9 million, or ($0.46) per share in 1999.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101 specifically addresses revenue recognition issues related to certain upfront payments or fees. Under SAB 101, certain upfront fees and payments recognized as income in prior periods are required to be deferred and are being amortized into revenue over the terms of the relevant agreements or as the on-going services are performed. Although the Company implemented SAB 101 in the fourth quarter of 2000, the cumulative effect of a change in accounting principle has been retroactively adopted as of the beginning of the first quarter of 2000. For the year 2000, the Company recorded a charge of $1.5 million ($1.0 million after tax), or a loss of ($0.05) per share for the cumulative effect of this change in accounting principle. In 2000, the Company recognized $0.7 million of revenue related to the amortization of these deferred amounts.

Based on the above factors, the net loss for 2000 was $0.4 million, or ($0.02) per share, compared to a net loss of $7.9 million, or ($0.46) per share in 1999.

1999 COMPARED TO 1998

Net revenues increased by 4% in 1999 compared to 1998. Research revenues (non-clinical and clinical) were $79.3 million, a decrease of 7% from the $84.8 million recorded in 1998. Non-clinical research revenues were down 19% to $50.3 million in 1999, from $62.3 million in 1998. This decrease reflects capacity underutilization in the second and third quarters as a result of industry-wide volume decreases. Clinical research revenues were $29.0 million in 1999, an increase of 29% from $22.5 million in 1998. Product sales revenues increased to $12.8 million in 1999, from $6.2 million in 1998, due largely to the initial pipeline fill in the fourth quarter of 1999 for the product launch for azathioprine. The significant increase in product development revenues represents the early benefits of the Company's substantial research and development spending in 1999 and prior years.

Overall, gross margins as a percentage of revenues decreased from 48% in 1998 to 45% in 1999. Fee-for-service margins decreased by 6%, again due to capacity underutilization in the second and third quarters. This impact has been somewhat offset at the gross margin level due to the higher mix of product development revenues, with related expenses recorded as research and development.

Selling expenses increased by 22% over 1998. In addition, selling expenses increased as a percentage of revenues from 10% to 12%. These increases reflect the expansion of the Company's sales and marketing infrastructure. General and administrative expenses increased by 16% in 1999, due primarily to a special charge taken in the fourth quarter of $2.2 million for reserves on certain customer balances, as well as the addition of several senior personnel to the Company's management team.

Research and development expenses increased by 81% and as a percentage of revenues, from 6% to 11%. The significant R&D spend is consistent with the Company's strategy of long-term product development.

In connection with the March 1999 merger with MTRA, the Company recorded a $6.4 million nonrecurring charge to operating income reflecting the costs to complete the transaction, integrate the businesses and realign its workforce to its new combined operating structure.

Income from operations decreased from income of $9.6 million in 1998 to a loss of $8.8 million in 1999. The first factor in this change was a decrease in the fee-for-service margins by 6%, resulting from capacity underutilization in the second and third quarters. Second was the significant increase in 1999 research and development spending of $4.9 million higher than 1998. A third factor was the $2.2 million special charge for reserves on certain customer balances, causing a considerable increase in general and administrative expenses. A last factor was the $6.4 million nonrecurring charge for restructuring costs in connection with the MTRA merger.

The swing from interest income in 1998 to interest expense in 1999 is explained below in "Liquidity and Capital Resources". Generally, the Company moved from a cash investor to a borrower in 1999 as a result of restructuring cost payments and purchases of property and equipment.

The Company's benefit for income taxes was $2.3 million in 1999 as compared to a provision of $3.6 million in 1998 in relation to the pretax loss or income. The effective tax benefit rate in 1999 was 22.3% compared to an effective tax rate of 35.2% in 1998. This decrease in the effective rate is primarily the result of a $1.3 million increase in net permanent differences in 1999.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically funded its business through operating cash flows and proceeds from borrowings. Cash flow provided by operations for 2000 was $14.7 million, compared to cash used in 1999 of $12.7 million, a net improvement of $27.4 million. This change primarily resulted from positive working capital management, with accounts receivable and work-in-progress balances lower by $6.4 million. As a result, short-term and long-term debt balances were reduced during the year by $11.3 million and working capital improved to $10.6 million at December 31, 2000 from $6.5 million at December 31, 1999.

Capital assets purchased were for new equipment and facility improvements to increase capacity and productivity and continued implementation of the enterprise-wide financial and operational management information system. The Company anticipates capital expenditures in 2001 to remain below depreciation expense for the year.

In 1999, $12.7 million of cash was used in operations, $5.7 million of which was restructuring payments. In addition, purchases of property and equipment amounted to $13.5 million. Major capital assets purchased during 1999 included the establishment of a new corporate facility in Wilmington, North Carolina and continued implementation of an enterprise wide financial and operational integrated management information system. These uses of cash were funded through net financing activities of about $16.2 million.

In 1998, $2.7 million of cash was generated from operations. Cash was used in 1998 as follows: $4.0 million to acquire KCAS; $14.6 million to purchase capital assets; and an $8.8 million increase in working capital. The major capital assets purchased in 1998 included a clinical supply manufacturing and distribution facility in Wilmington, North Carolina, and the opening of an analytical facility in North Brunswick, New Jersey.

The Company has a revolving credit facility with a U.S. bank which expires on June 30, 2001. The agreement provides for borrowings of up to $25 million, based upon a borrowing base consisting of portions of fixed assets and accounts receivable, a term loan of $5.3 million and a German revolving credit facility of up to 5 million Deutsche marks. The credit agreement provides for variable interest rates based on the 30-day LIBOR. At the end of the revolving credit period, any outstanding balances under this facility must be repaid. The agreement requires the payment of certain commitment fees based on the unused portion of the line of credit. At December 31, 2000, the Company qualified for the entire $25 million borrowing base of the facility; actual borrowings totaled $9.4 million.

Under the terms of the revolving credit facility and the stand-by letter of credit agreement, the Company is required to comply with various financial covenants including, but not limited to, those pertaining to maintenance of certain financial ratios, and incurring additional indebtedness. The Company was in compliance with the financial covenants at December 31, 2000.

aaiPharma expects that near term growth can be accommodated utilizing existing facilities. The Company is currently in discussions to provide a long-term financing solution and is reducing capital expenditures and operating costs in order to increase cash flow available to reduce reliance on bank facilities and lower borrowing costs. The Company may from time to time seek to supplement cash flow from operations with the issuance of equity securities and additional borrowings. At some point in the future there may be opportunities that require additional external financing, and the Company may seek to obtain funds through the public or private issuance of equity or debt securities. While the Company remains confident that it can secure additional financing if necessary, there can be no assurances that such financing will be available or that the terms will be acceptable.

INFLATION

The Company believes the effects of inflation generally do not have a material adverse effect on its consolidated results of operations or financial condition.

EURO CONVERSION

On January 1, 1999, the European Union (the "EU") began denominating significant financial transactions in a new monetary unit, the Euro. The Euro is intended to replace the traditional currencies of the individual EU member countries. The Company's operations in Europe are continuing to operate in the traditional currencies and are not converting internal financial systems to the Euro as a functional currency. The Company's significant operations all have multi-currency capable systems and will account for Euro-denominated transactions without additional modification or difficulty. The Company expects to convert to the Euro by June 30, 2002, as required, with as little disruption to customers and vendors as possible.

NEW ACCOUNTING STANDARDS

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101, as amended, specifically addresses revenue recognition issues related to certain upfront payments or fees. Under SAB 101, certain upfront fees and payments recognized as income in prior periods are required to be deferred and amortized into revenue over the terms of the relevant agreements or as on-going services are performed. Although the Company implemented SAB 101 in the fourth quarter of 2000, the cumulative effect of a change in accounting principle has been retroactively adopted as of the beginning of the first quarter of 2000.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133 "Accounting for Derivative and Hedging Activities" ("SFAS No. 133"). SFAS No. 133, as amended, is required to be adopted in years beginning after June 30, 2000. Because of the Company's minimal use of derivatives, the adoption of this statement will not have a material impact on net earnings or the consolidated financial position of the Company.

FORWARD LOOKING STATEMENTS, RISK FACTORS AND "SAFE HARBOR" LANGUAGE

This report contains certain forward-looking statements, within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including the statements pertaining to future product applications of the licensed technology, the publication and issuance of valuable and enforceable patents, and anticipated future revenues and commercial success of aaiPharma. These statements involve risks and uncertainties that could cause actual results to differ materially, including, without limitation, risks and uncertainties pertaining to aaiPharma's ability to successfully apply its new technologies to new products; obtain, enforce and license valid and commercially valuable patents; obtain additional profitable contracts with respect to major pharmaceutical products; and achieve commercial success of the contemplated products.

These forward-looking statements include, among others:

o all statements discussing liquidity; future, planned or targeted operational or financial expectations, goals or objectives; future, planned or targeted cost reductions and capital expenditures; and continued access to financing; and

o all statements using the words "expect", "may", "believe", "anticipate", "estimate", "project", "intend", "will", "plan", "target", "objective", "goal", "should" and similar expressions are intended to identify forward-looking statements.

Although the Company believes that the expectations reflected in any such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Any such statements are subject to certain risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions or projections prove incorrect, actual results, performance or financial condition may vary materially from those anticipated, estimated or expected.

The Company assumes no obligation to update its forward-looking statements, or other statements, contained herein. Additional factors that may cause the actual results to differ materially are discussed in Exhibit 99.1 attached hereto and incorporated herein by reference and in the Company's recent filings with the SEC, including, but not limited to, the Company's registration statement, as amended, its Quarterly Report on Form 10-Q filed with the SEC on November 13, 2000, including the exhibits thereof, its Form 8-K's, and its other periodic filings.

                                 AAIPHARMA INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                           Years ended December 31,
                                                                  -----------------------------------------
                                                                     2000           1999            1998
                                                                  ---------       ---------       ---------
Net revenues (includes related party net
   revenues of $761, $2,900 and $1,807)                           $ 104,245       $ 102,175       $  98,243
                                                                  ---------       ---------       ---------

Operating costs and expenses:
   Direct costs                                                      50,955          56,139          50,833
   Selling                                                           11,891          12,160           9,953
   General and administrative                                        27,144          25,186          21,724
   Research and development                                          12,221          11,072           6,130
   Transaction, integration and restructuring costs (note 2)             --           6,400              --
                                                                  ---------       ---------       ---------
                                                                    102,211         110,957          88,640
                                                                  ---------       ---------       ---------

Income (loss) from operations                                         2,034          (8,782)          9,603

Other income (expense):
   Interest, net                                                     (2,134)         (1,256)            270
   Other                                                                218            (153)            232
                                                                  ---------       ---------       ---------
                                                                     (1,916)         (1,409)            502
                                                                  ---------       ---------       ---------
Income (loss) before income taxes and cumulative
    effect of accounting change                                         118         (10,191)         10,105
(Benefit from) provision for income taxes                              (441)         (2,278)          3,567
                                                                  ---------       ---------       ---------

Income (loss) before cumulative effect of
   accounting change                                                    559          (7,913)          6,538

Cumulative effect of a change in accounting principle,
   net of a tax benefit of $495 (note 1)                               (961)             --              --
                                                                  ---------       ---------       ---------

Net income (loss)                                                 $    (402)      $  (7,913)      $   6,538
                                                                  =========       =========       =========

Basic earnings (loss) per share
   Income (loss) before cumulative effect                         $    0.03       $   (0.46)      $    0.38
   Cumulative effect of accounting change                             (0.05)             --              --
                                                                  ---------       ---------       ---------
Net income (loss)                                                 $   (0.02)      $   (0.46)      $    0.38
                                                                  =========       =========       =========

Diluted earnings (loss) per share
   Income (loss) before cumulative effect                         $    0.03       $   (0.46)      $    0.37
   Cumulative effect of accounting change                             (0.05)             --              --
                                                                  ---------       ---------       ---------
Net income (loss)                                                 $   (0.02)      $   (0.46)      $    0.37
                                                                  =========       =========       =========

Pro forma amounts assuming accounting change
   was applied retroactively:
   Net income (loss)                                              $    (402)      $  (8,874)      $   6,538
                                                                  =========       =========       =========
   Basic net income (loss) per share                              $   (0.02)      $   (0.52)      $    0.38
                                                                  =========       =========       =========
   Diluted net income (loss) per share                            $   (0.02)      $   (0.52)      $    0.37
                                                                  =========       =========       =========

Weighted average shares outstanding - Basic                          17,488          17,204          17,124
                                                                  =========       =========       =========
Weighted average shares outstanding - Diluted                        17,771          17,204          17,722
                                                                  =========       =========       =========

   The accompanying notes are an integral part of these financial statements.

                                 AAIPHARMA INC.
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                        December 31,
                                                                 -------------------------
                                                                   2000             1999
                                                                 ---------       ---------
     ASSETS
Current assets:
   Cash and cash equivalents                                     $   1,225       $   1,988
   Accounts receivable, net (note 3)                                29,447          35,161
   Work-in-progress                                                 11,459          12,689
   Prepaid and other current assets                                 12,746          11,426
                                                                 ---------       ---------
      Total current assets                                          54,877          61,264
Property and equipment, net                                         42,161          45,026
Goodwill and other intangibles, net                                 11,266          13,040
Other assets                                                         3,847           4,228
                                                                 ---------       ---------
      Total assets                                               $ 112,151       $ 123,558
                                                                 =========       =========

    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current maturities of long-term debt and short-term debt      $  16,884       $  28,362
   Accounts payable                                                  8,850           6,969
   Customer advances                                                11,920           9,146
   Accrued wages and benefits                                        2,710           4,090
   Other accrued liabilities                                         3,955           6,190
                                                                 ---------       ---------
      Total current liabilities                                     44,319          54,757
Long-term debt, less current portion                                   509             962
Other liabilities                                                    1,602           1,281
Stockholders' equity:
   Preferred stock, $.001 par value; 5 million
        shares authorized; none outstanding in 2000 or 1999             --              --
   Common stock, $.001 par value; 100 million
        shares authorized; 17,631,385 outstanding - 2000;
       17,205,390 outstanding - 1999                                    18              17
   Paid-in capital                                                  70,361          69,732
   Accumulated deficit                                              (2,662)         (2,260)
   Accumulated other comprehensive losses                           (1,974)           (906)
   Stock subscriptions receivable                                      (22)            (25)
                                                                 ---------       ---------
      Total stockholders' equity                                    65,721          66,558
                                                                 ---------       ---------
      Total liabilities and stockholders' equity                 $ 112,151       $ 123,558
                                                                 =========       =========

   The accompanying notes are an integral part of these financial statements.

                                 AAIPHARMA INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                      Years ended December 31,
                                                              --------------------------------------
                                                                2000           1999           1998
                                                              --------       --------       --------
Cash flows from operating activities:
  Net income (loss)                                           $   (402)      $ (7,913)      $  6,538
  Adjustments to reconcile net income (loss) to net cash
      provided by (used in) operating activities:
    Depreciation and amortization                                7,253          7,248          5,394
    Deferred income taxes                                           --            653          1,440
    Restructuring costs (note 2)                                    --            699             --
    Other                                                          463             54           (383)
    Changes in assets and liabilities:
      Trade and other receivables                                5,514         (6,307)        (3,710)
      Work-in-progress                                             904            913         (5,838)
      Prepaid and other assets, net                             (1,002)        (5,298)        (1,003)
      Accounts payable                                           1,964             67          1,666
      Customer advances                                          2,943         (1,473)          (428)
      Other accrued liabilities                                 (2,933)        (1,387)        (1,010)
                                                              --------       --------       --------
Net cash provided by (used in) operating activities             14,704        (12,744)         2,666
                                                              --------       --------       --------

Cash flows from investing activities:
  Purchases of property and equipment                           (4,586)       (13,487)       (14,636)
  Proceeds from sales of property and equipment                    307             --             --
  Acquisition of KCAS, net of cash acquired                         --             --         (4,008)
  Other                                                            334           (153)            (1)
                                                              --------       --------       --------
Net cash used in investing activities                           (3,945)       (13,640)       (18,645)
                                                              --------       --------       --------

Cash flows from financing activities:
  Net (payments on) proceeds from short-term debt              (10,655)        18,204            699
  Proceeds from long-term borrowings                                --             --          1,763
  Payments on long-term borrowings                                (673)        (2,279)        (2,814)
  Issuance of common stock                                         405             --          1,091
  Other                                                           (577)           275             --
                                                              --------       --------       --------
Net cash (used in) provided by financing activities            (11,500)        16,200            739
                                                              --------       --------       --------

Net decrease in cash and cash equivalents                         (741)       (10,184)       (15,240)
Effect of exchange rate changes on cash                            (22)          (127)           103
Cash and cash equivalents, beginning of period                   1,988         12,299         27,436
                                                              --------       --------       --------
Cash and cash equivalents, end of period                      $  1,225       $  1,988       $ 12,299
                                                              ========       ========       ========

Supplemental information, cash paid for:
  Interest                                                    $  2,312       $  1,264       $  1,090
  Income taxes                                                      67            124          1,984

   The accompanying notes are an integral part of these financial statements.

                                 AAIPHARMA INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                                                             Retained        Accumulated
                                           Common Stock                      Earnings            Other         Stock
                                     -------------------------   Paid-in   (Accumulated      Comprehensive Subscriptions
                                       Shares       Amount       Capital     Deficit)        Income (Loss)   Receivable     Total
                                     -----------------------------------------------------------------------------------------------

Balance, December 31, 1997               17,096        $   17     $68,433     $    (885)      $       (5)   $    (149)     $ 67,411

Stock issued in acquisition of KCAS          27             -         291             -                -            -           291
Stock options exercised                      69             -         602             -                -            -           602
Stock option tax benefits                     -             -          99             -                -            -            99
Stock award forfeitures                       -             -          (6)            -                -            -            (6)
Deferred compensation earned                  -             -         151             -                -            -           151
Currency translation adjustment               -             -           -             -              (48)           -           (48)
Payments on stock subscriptions               -             -           -             -                -           84            84
Net income                                    -             -           -         6,538                -            -         6,538
                                     -----------------------------------------------------------------------------------------------
Balance, December 31, 1998
                                         17,192            17      69,570         5,653              (53)         (65)       75,122

Stock options exercised                      13             -         162             -                -            -           162
Currency translation adjustment               -             -           -             -             (853)           -          (853)
Payments on stock subscriptions               -             -           -             -                -           40            40
Net loss                                      -             -           -        (7,913)               -            -        (7,913)
                                     -----------------------------------------------------------------------------------------------
Balance, December 31, 1999               17,205            17      69,732        (2,260)            (906)         (25)       66,558

Stock options exercised                     426             1         629             -                -            -           630
Currency translation adjustment               -             -           -             -             (477)           -          (477)
Unrealized loss on investments                -             -           -             -             (591)           -          (591)
Payments on stock subscriptions               -             -           -             -                -            3             3
Net loss                                      -             -           -          (402)               -            -          (402)
                                     -----------------------------------------------------------------------------------------------
Balance, December 31, 2000               17,631        $   18     $70,361     $  (2,662)      $   (1,974)     $   (22)     $ 65,721
                                     ===============================================================================================

   The accompanying notes are an integral part of these financial statements.

                                 AAIPHARMA INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

ORGANIZATION

aaiPharma Inc. ("aaiPharma" or the "Company") is a specialty pharmaceutical and product life cycle management company with comprehensive drug development capabilities in the United States, Europe and Asia. On November 15, 2000, the stockholders approved an amendment to the Certificate of Incorporation to change the name from Applied Analytical Industries, Inc. to aaiPharma Inc. This name change was instituted to better reflect the Company's mission and market position as a specialty pharmaceutical company, providing both products and services. The majority of revenues are currently earned in the fee-for-service business as explained in note 10, with a portion of the Company's resources devoted to the manufacture of commercial and clinical trial pharmaceutical products and also research and development into developing new products or improving existing products. Major customers are large and small pharmaceutical and biotechnology companies.

BASIS OF PRESENTATION AND CONSOLIDATION

The consolidated financial statements include the accounts of aaiPharma Inc. and its wholly-owned subsidiaries. All material intercompany transactions have been eliminated. The Company has ownership of approximately 14%, on a fully diluted basis, of Endeavor Pharmaceuticals, Inc. which is accounted for under the equity method. Certain balances in the prior year's consolidated financial statements have been reclassified to conform to the December 31, 2000 presentation.

BUSINESS COMBINATIONS

MEDICAL & TECHNICAL RESEARCH ASSOCIATES, INC.

In March 1999, the Company merged with Medical & Technical Research Associates, Inc., ("MTRA") a clinical research organization located near Boston, Massachusetts, in exchange for approximately 1.3 million shares of aaiPharma stock, including conversion of MTRA stock options. The MTRA merger was accounted for as a pooling-of-interests, and accordingly, all prior period consolidated financial statements have been restated to include the results of operations, financial position, and cash flows of MTRA as though MTRA had always been a part of aaiPharma. The results of operations for the separate companies and the combined amounts presented in the consolidated financial statements are as follows:

                           Three months        Year ended
                              ended           December 31,
                          March 31, 1999          1998
                          --------------      ------------
                                   (in thousands)
Net revenues:
  aaiPharma                 $ 21,275           $ 80,380
  MTRA                         4,840             17,863
                            --------           --------

                            $ 26,115           $ 98,243
                            ========           ========

Net income (loss):
  aaiPharma                 $ (4,002)          $  5,701
  MTRA                           239                837
                            --------           --------
                            $ (3,763)          $  6,538
                            ========           ========

KANSAS CITY ANALYTICAL SERVICES, INC.

In September 1998, the Company acquired all of the outstanding equity of Kansas City Analytical Services, Inc. ("KCAS"), a bioanalytical and pharmaceutical analysis laboratory located near Kansas City, Kansas. The acquisition has been accounted for using the purchase method of accounting. The aggregate purchase price was approximately $5.5 million, consisting of cash ($5.2 million) and the issuance of 26,642 shares of common stock. The excess of the purchase price over the fair value of the assets acquired was $1.5 million and has been recorded as goodwill which is being amortized on a straight line basis over 20 years. Accordingly, the results of KCAS's operations have been included in the Company's consolidated results from the date of acquisition.

REVENUE RECOGNITION

Revenues from fee-for-service contracts are recognized generally on a percentage-of-completion basis as the work is performed. Licensing revenues are recognized generally on a percentage-of-completion basis for interim contract milestones. Revenues from up-front licensing fees are deferred and amortized over the term of the relevant agreement or as on-going services are performed. Contract milestones based on product approval are recognized when the applicable product is approved. Royalty revenues are recognized as earned in accordance with contract terms. Work-in-progress represents revenues recognized prior to contract billing terms. Provisions for losses on contracts, if any, are recognized when identified.

INCOME TAXES

Income taxes have been accounted for using the liability method in accordance with Financial Accounting Standards Board (the "FASB") Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to expense as incurred.

EARNINGS PER SHARE

Basic earnings per share are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share were computed assuming that the weighted average number of common shares was increased by the conversion of stock options issued to employees and members of the

Company's Board of Directors. The diluted per share amounts reflect a change in the number of shares outstanding (the "denominator") to include the options as if they were converted to shares and issued. In each year presented, the net income (the "numerator") is the same for both basic and diluted per share computations. The following table provides a reconciliation of the denominators for the basic and diluted earnings per share computations for each of the years ended December 31:

                                                       2000            1999            1998
                                                      ------          ------          ------
                                                                  (In thousands)
Basic earnings per share:
  Weighted average number of shares                   17,488          17,204          17,124
Effect of dilutive securities:
  Employee and director stock options                    283              --             598
                                                      ------          ------          ------

Diluted earnings per share:
  Adjusted weighted average number of shares
     and assumed conversions                          17,771          17,204          17,722
                                                      ======          ======          ======

Weighted average number of shares not
  included in diluted EPS since antidilutive              --             535              --
                                                      ======          ======          ======

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

WORK-IN-PROGRESS

Work-in-progress represents revenues recognized prior to contract billing terms.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Depreciable lives are 31.5 years for buildings and improvements and 3 to 15 years for equipment. Leasehold improvements are amortized over the lesser of the asset life or the lease term. Depreciation expense was approximately $6.6 million, $6.5 million and $4.6 million for the years ended December 31, 2000, 1999 and 1998, respectively.

The following table presents the components of property and equipment:

                                                      December 31,
                                              ---------------------------
                                                2000               1999
                                              --------           --------
                                                     (In thousands)

Land                                          $    923           $    947
Buildings and improvements                      17,456             16,814

Machinery and equipment                         59,937             51,617
Construction-in-progress                         1,069              7,494
                                              --------           --------
Total cost of property and equipment            79,385             76,872
Less, accumulated depreciation                 (37,224)           (31,846)
                                              --------           --------
     Property and equipment, net              $ 42,161           $ 45,026
                                              ========           ========

GOODWILL, INTANGIBLES AND OTHER ASSETS

Goodwill, the excess of the purchase price over the fair value of the net assets of acquired companies, is amortized over 20 years. At December 31, 2000 and 1999, the amounts for accumulated amortization of goodwill were approximately $2.5 million and $2.0 million, respectively. Other identifiable intangible assets are amortized, if applicable, on a straight-line basis over their estimated useful lives, which range from 3 to 17 years. At December 31, 2000 and 1999, the amounts of accumulated amortization of other intangibles were approximately $0.7 million and $0.6 million, respectively.

The Company has an investment in nonvoting, mandatorily redeemable preferred stock of a related party, which is carried at original cost in other assets.

On an ongoing basis, the Company assesses the recoverability of its goodwill, intangibles and other assets by determining its ability to generate future cash flows sufficient to recover the unamortized balances over the remaining useful lives. Goodwill, intangibles and other assets determined to be unrecoverable based on future cash flows would be written-off in the period in which such determination is made.

FOREIGN CURRENCY TRANSLATION

The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with FASB Statement No. 52 "Foreign Currency Translation". All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rates for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in accumulated other comprehensive income (loss) included in the consolidated statements of stockholders' equity.

The following table presents the components of the Company's comprehensive income (loss), net of related tax effects:

                                                    Years ended December 31,
                                          -------------------------------------------
                                            2000              1999              1998
                                          -------           -------           -------
                                                         (In thousands)

Net income (loss)                         $  (402)          $(7,913)          $ 6,538
Currency translation adjustments             (477)             (853)              (48)
Unrealized loss on investments               (591)               --                --
                                          -------           -------           -------

    Comprehensive income (loss)           $(1,470)          $(8,766)          $ 6,490
                                          =======           =======           =======

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101 specifically addresses revenue recognition issues related to certain upfront payments or fees. Under SAB 101, certain upfront fees and payments recognized as income in prior periods are required to be deferred and are being amortized into revenue over the terms of the relevant agreements or as the on-going services are performed. Although the Company implemented SAB 101 in the fourth quarter of 2000, the cumulative effect of a change in accounting principle has been retroactively adopted as of the beginning of the first quarter of 2000. For the year 2000, the Company recorded a charge of $1,456,000 ($961,000 after tax) for the cumulative effect of this change in accounting principle. In 2000, the Company recognized $733,000 of revenue related to the amortization of these deferred amounts. The pro forma amounts presented in the consolidated statements of operations were calculated assuming the accounting change was made retroactively to prior periods.

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative and Hedging Activities". SFAS No. 133, as amended, is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, the adoption of this statement will not have a material impact on net earnings or the consolidated financial position of the Company.

EMPLOYEE STOCK BASED COMPENSATION

The Company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related Interpretations in accounting for its employee stock options as permitted by SFAS No. 123 "Accounting for Stock-Based Compensation" and make the required pro forma disclosures required by SFAS No. 123 (see note 5). Under APB No. 25, if the exercise price of the Company's stock options is not less than the estimated fair market value of the underlying stock on the date of grant, no compensation expense is recognized.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, work-in-progress, the preferred stock investment, current liabilities and long-term debt approximate fair values as of December 31, 2000 and 1999. It is not practicable to estimate the fair value of the Company's equity investment, which is recorded at zero, as no readily determinable market exists for investments in such entities.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from such estimates and changes in such estimates may affect amounts reported in future periods.

2.  TRANSACTION, INTEGRATION AND RESTRUCTURING COSTS

In connection with the MTRA merger, the Company recorded a $6.4 million nonrecurring charge to operating income reflecting the costs to complete the transaction, integrate the businesses and realign its workforce to its new combined operating structure.

Transaction costs were comprised of amounts owed to investment bankers and advisors as a percentage of the total merger consideration and other expenses directly related to the completion of the transaction, including financial reviews and legal fees. Personnel costs included the separation of approximately 58 employees in the U.S. and Europe to combine the clinical operations of the companies and realign the workforce in the new organization. Facility and equipment costs included lease payments required under non-cancelable leases for vacant properties and the write-off of leasehold improvements and equipment that became redundant or obsolete due to the transaction. Other costs included integration costs directly related to the merger and other costs resulting from actions taken to merge the operations.

The following table presents the components of the expense recorded and the amounts paid through December 31, 2000:

                                                     Personnel         Facility
                                   Transaction       Separation        and Other
                                      Costs            Costs             Costs         Total
                           ----------------------------------------------------  ----------------
                                                         (in thousands)

1999 expense recorded               $ 1,913           $ 1,919           $ 2,568           $ 6,400
1999 payments                        (1,913)           (1,603)           (2,185)           (5,701)
                           ----------------------------------------------------  ----------------
Balance, December 31, 1999               --               316               383               699
2000 payments                            --              (316)             (383)             (699)
                           ----------------------------------------------------  ----------------
Balance, December 31, 2000          $    --           $    --           $    --           $    --
                           ====================================================  ================

3.  ACCOUNTS RECEIVABLE, NET

The following table presents the components of accounts receivable:

                                                     December 31,
                                             ---------------------------
                                               2000               1999
                                             --------           --------
                                                    (In thousands)

Billed                                       $ 28,461           $ 32,383
Unbilled                                        1,419              5,130
Related parties                                   396                762
                                             --------           --------
Total accounts receivable                      30,276             38,275
Allowance for doubtful accounts                  (829)            (3,114)
                                             --------           --------
     Total accounts receivable, net          $ 29,447           $ 35,161
                                             ========           ========

Unbilled accounts receivable represent invoices that are sent to clients in periods following the completion of the related work. Unbilled amounts become billed accounts receivable approximately fifteen to twenty days after the work is completed.

4.  DEBT AND CREDIT LINE

The following table presents the components of current maturities of long-term debt and short-term debt:

                                                                        December 31,
                                                                  ------------------------
                                                                    2000             1999
                                                                  -------          -------
                                                                       (In thousands)

U.S. revolving credit facility                                    $ 9,403          $18,153
U.S. bank debt                                                      5,250               --
German revolving credit facility                                    1,716            4,780
Industrial revenue bonds                                               --              575
Current maturities of long-term debt                                  515            4,854
                                                                  -------          -------
Current maturities of long-term debt and short-term debt          $16,884          $28,362
                                                                  =======          =======

The following table presents the components of long-term debt:

                                                          December 31,
                                                   -------------------------
                                                     2000              1999
                                                   -------           -------
                                                        (In thousands)

U.S. bank term loans                               $ 1,024           $ 1,697
German term loans                                       --             4,119
Less current maturities of long-term debt             (515)           (4,854)
                                                   -------           -------
Total long-term debt due after one year            $   509           $   962
                                                   =======           =======

In 1996, the Company entered into a revolving credit agreement with a U.S. bank, as amended, which expires in June 2001. The agreement provides for borrowings of up to $25 million, based upon a borrowing base consisting of portions of fixed assets and accounts receivable, a term loan of $5.3 million and a German revolving credit facility of up to 5 million Deutsche marks. The credit agreement provides for variable interest rates based on the 30-day LIBOR and is secured by a security interest on substantially all assets of the Company. At the end of the revolving credit period, any outstanding balances under this facility must be repaid. The agreement requires the payment of certain commitment fees based on the unused portion of the line of credit. At December 31, 2000, the Company qualified for the entire $25 million borrowing base of the facility; actual borrowings totaled $9.4 million.

Under the terms of the revolving credit facility and the stand-by letter of credit agreement, the Company is required to comply with various financial covenants including, but not limited to, those pertaining to maintenance of certain financial ratios, and incurring additional indebtedness. The Company was in compliance with the financial covenants at December 31, 2000.

The bank term loans include approximately $1.0 million and $1.7 million with U.S. banks as of December 31, 2000 and 1999, respectively. The loans have variable interest rates based on the 30-day LIBOR and are payable in monthly installments including interest. The average interest rate on these loans was approximately 8.7% and 6.9% for 2000 and 1999, respectively. The bank term loans also included approximately 8 million Deutsche marks as of December 31, 1999. This amount represented a subsidiary's note payable to a German bank, which was due in March 2000 with interest payable quarterly at 4.85%. The

Company had issued a stand-by letter of credit to this bank to cover borrowings outstanding. In September 2000, the subsidiary's note payable was repaid.

The industrial revenue bonds were secured to finance the acquisition and construction of facilities in North Carolina. They had a variable interest rate, which was adjusted annually with a maximum allowable rate of 15%. The rate at December 31, 1999 was approximately 5.5%. The bonds were payable in monthly installments of $25,000, plus interest, through November 2000, and were redeemable at the option of the bondholders. In November 2000, the remaining balance was paid off. The Company had entered into an agreement with a bank to pay any bonds redeemed under a stand-by letter of credit covering the outstanding principal of the bonds. The Company also had a bond re-marketing agreement with such bank to re-market any bonds presented for early redemption, on a best efforts basis. These bonds had been classified as short-term debt because of the early redemption feature.

Scheduled maturities of long-term debt as of December 31, 2000 are $515,000 in 2001 and $509,000 in 2002.

5.  STOCKHOLDERS' EQUITY

The authorized capital stock of the Company at December 31, 2000 and 1999 was 100 million shares of voting common stock, $0.001 par value per share, and 5 million shares of preferred stock, $0.001 par value per share. The preferred stock is issuable in one or more series by the Company's Board of Directors without further stockholder approval. No preferred stock was outstanding at December 31, 2000 or 1999. The Company has reserved 2,672,346 shares of common stock for issuance under stock option plans.

STOCK OPTION AND AWARD PLANS

The Company has four stock option plans, the 1997 Stock Option Plan (the "1997 Plan"), the 1996 Stock Option Plan (the "1996 Plan"), the 1995 Stock Option Plan (the "1995 Plan") and the 1996 Incentive and Non-Qualified Stock Option Plan (the "MTRA Plan"). Under the 1995 Plan, the Board of Directors may grant options to purchase up to 242,538 shares of common stock. However, the Company has no obligation to issue the shares upon exercise of such options until it has purchased an equal number of shares from certain existing stockholders. Under the 1997 and 1996 Plans, the Board of Directors may grant options to purchase up to 1,644,000 and 495,627, respectively, of newly issued shares of common stock. aaiPharma adopted the MTRA Plan in March 1999 after the MTRA merger (see note
2). aaiPharma's Board of Directors reserved 517,500 shares to cover the exercise of the options under the MTRA Plan. The plans require that the exercise price of options cannot be less than either 100% (1997 Plan and MTRA Plan) or 75% (1996 and 1995 Plans) of the estimated fair market value of the Company's shares of common stock on the date of grant.

The combined activity from all plans is presented in the following table:

                                                            Weighted average
                                          Shares             exercise price
                                     -----------------   ----------------------

Outstanding, December 31, 1997              1,199,783                $ 11.39
Granted                                       977,100                  13.02
Exercised                                    (76,679)                   9.02
Forfeited                                   (199,245)                  11.87
                                     -----------------
Outstanding, December 31, 1998              1,900,959                  12.61
                                     -----------------
Granted                                       474,600                  11.72
Exercised                                    (28,949)                   7.83
Forfeited                                   (194,410)                  12.81
                                     -----------------
Outstanding, December 31, 1999              2,152,200                   9.60
                                     -----------------
Granted                                       832,132                   7.82
Exercised                                   (387,025)                   0.87
Forfeited                                   (222,805)                  12.05
                                     -----------------
Outstanding, December 31, 2000              2,374,502                $ 10.17
                                     =================

Information regarding stock options outstanding and options exercisable at December 31, 2000 is summarized in the table below:

                                            Options outstanding                      Options exercisable
                               ----------------------------------------------  --------------------------------
                                                    Weighted      Weighted                          Weighted
                                                    average        average                          average
                                    Shares         remaining      exercise           Shares         exercise
Range of exercise prices          outstanding         life          price         exercisable        price
- -----------------------------------------------------------------------------  --------------------------------
$ 0.72  - $8.00                         763,133      8.59              $6.08             191,671         $3.02
$ 8.35  - $12.81                      1,231,719      7.92             $11.05             532,032        $11.61
$13.38  - $22.00                        379,650      7.40             $15.55             238,828        $14.91
                               ----------------------------------------------  --------------------------------
$ 0.72  - $22.00                      2,374,502      8.05             $10.17             962,531        $10.72
                               ==============================================  ================================

The Company has adopted the disclosure-only provisions of SFAS No. 123. The fair value for cash options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted average assumptions:

                                                         Years ended December 31,
                                       -------------------------------------------------------------
                                             2000                  1999                  1998
                                       ------------------    ------------------    -----------------

Expected dividend yield                             0.0%                  0.0%                 0.0%
Risk-free interest rate                             5.9%                  5.8%                 5.5%
Expected volatility                                67.0%                180.0%                55.0%
Expected life (in years from vesting)                  5                     5                    5

For purposes of pro forma disclosures, the estimated fair value of the stock options is amortized to expense over the vesting period. The grant date Black-Scholes weighted average fair value of options was $4.93, $11.28 and $6.87 per share for 2000, 1999 and 1998, respectively.

The Company applies APB Opinion 25 and related Interpretations in accounting for its stock option plans; therefore, compensation expense has not been recognized for all options granted. If compensation cost for the Company's plans had been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income
(loss) and earnings (loss) per share would have been changed to the pro forma amounts indicated below:

                                                      Years ended December 31,
                                   --------------------------------------------------------------
                                          2000                  1999                  1998
                                   ------------------    ------------------    ------------------
                                               (In thousands, except per share data)
Net income (loss):
   As reported                             $   (402)            $  (7,913)              $  6,538
   Pro forma                                 (2,469)              (10,162)                 5,414

Earnings (loss) per share:
   As reported -
      Basic                                   (0.02)                (0.46)                  0.38
      Diluted                                 (0.02)                (0.46)                  0.37
   Pro forma -
      Basic                                   (0.14)                (0.59)                  0.32
      Diluted                                 (0.14)                (0.59)                  0.31

6.  RELATED PARTY TRANSACTIONS

Prior to the Company's merger with MTRA in March 1999, MTRA's president was the recipient of two loans from MTRA totaling $680,000. A promissory note, which accrues interest at 6%, is secured by shares of the Company's common stock owned by this executive.

CETAN TECHNOLOGIES, INC.

In 1999, the Company advanced $300,000 to Cetan Technologies, Inc. ("Cetan"), formerly known as PharmComm, Inc., a company whose principal stockholders include Dr. Frederick Sancilio, Mr. James Waters and Mr. William Underwood, all directors of aaiPharma. One other stockholder of Cetan is a member of aaiPharma management.

The advance payment was for services to be rendered by Cetan during 1999 and 2000 for scanning and indexing services required as part of aaiPharma's regulatory compliance and record retention policies. aaiPharma has engaged Cetan to perform these services since 1996 and has compensated Cetan pursuant to written agreements for the services. Cetan also provides computer validation services to aaiPharma, which are required for compliance with regulatory requirements.

Total payments for scanning and validation services provided to aaiPharma by Cetan were approximately $308,000, $277,000 (excluding the advance payment), and $436,000 for the years ended December 31, 2000, 1999 and 1998, respectively. At December 31, 2000, the advance payment had been fully utilized.

ENDEAVOR PHARMACEUTICALS, INC.

In 1994, aaiPharma organized Endeavor Pharmaceuticals, Inc. ("Endeavor") with Berlex Laboratories, Inc. and several other investors to fund the development of hormone pharmaceutical products, initially focusing on several generic hormone products already under development by the Company. The Company has also agreed to permit Endeavor, under certain circumstances, the first right to purchase additional proprietary hormone pharmaceutical products developed by aaiPharma. aaiPharma obtained a 47% equity interest in Endeavor through the contribution of its accumulated product research and development and technical know-how. The other investors contributed cash in exchange for their interests which, for all investors, was in the form of convertible preferred stock. Based on a subsequent cash infusion by a new investor in 1995, the Company's interest in Endeavor was reduced to approximately 35%, on a fully diluted basis. In November 2000, Endeavor raised $46 million through the issuance of Series E preferred stock. Following the completion of this round of funding, aaiPharma owns approximately 14% of the fully diluted common equity of Endeavor.

This investment has been recorded at zero value since 1995. Endeavor has accumulated significant losses since inception. The Company will not be able to record any income from this equity investment until Endeavor has earned income in an amount equal to such accumulated losses.

The Company had net sales to Endeavor for product development services of approximately $0.7 million, $2.8 million and $1.6 million for the years ended December 31, 2000, 1999 and 1998, respectively. aaiPharma had approximately $147,000 and $950,000 in accounts receivable at December 31, 2000 and 1999, respectively.

In December 1999, the Company agreed to purchase certain product rights and validated manufacturing equipment from Endeavor. Endeavor assigned the rights to a United States Food and Drug Administration approved hormone product and the related commercialization contract to the Company. Under the commercialization agreement, the Company will be entitled to certain minimum royalties upon the successful transfer of the manufacturing process to the third party. Endeavor also sold a piece of manufacturing equipment and related accessories to the Company. As consideration for the product rights and equipment, the Company agreed to reduce Endeavor's outstanding receivable balance from approximately $2.9 million, including work-in-progress, to $950,000.

AESGEN, INC.

Aesgen, Inc. ("Aesgen") was formally organized with an affiliate of the Mayo Clinic and MOVA Pharmaceutical Corporation and funded in 1995 through the issuance of approximately $11 million of nonconvertible, nonvoting, mandatorily redeemable, preferred stock. The Company made a cash investment of $1.6 million in such preferred stock, which is carried at cost, and is included in other non-current assets on the consolidated balance sheets.

In 1996, the Company sold to Aesgen marketing rights to a product under development by the Company. Under the agreement, Aesgen paid a license fee and will pay additional royalties upon marketing the product. aaiPharma recognized net revenues of approximately $100,000, $100,000 and $200,000 from Aesgen for the years ended December 31, 2000, 1999 and 1998, respectively. aaiPharma also had accounts receivable of approximately $248,000 and $200,000 from Aesgen at December 31, 2000 and 1999, respectively, and work-in-progress of approximately $377,000 and $403,000 at December 31, 2000 and 1999 respectively. aaiPharma has the right, under its development agreement with Aesgen, to provide certain product development and support services to Aesgen with respect to some generic drugs currently being developed by Aesgen, provided that aaiPharma's fees for such services are comparable to those of a competitor. In addition, under such development agreement, the Company has agreed not to develop, for its own account or any other person, a formulation of any of the generic products currently under development for Aesgen and any additional drugs that aaiPharma agrees to develop in the future for Aesgen.

7.  INCOME TAXES (BENEFIT)

The following table presents the components for the provision for income taxes:

                                                                Years ended December 31,
                                                    ----------------------------------------------
                                                      2000               1999               1998
                                                    --------           --------           --------
                                                                   (In thousands)

Income (loss) before income taxes:
    United States                                   $ (5,199)          $ (9,432)          $  9,903
    Non-U.S                                            5,317               (759)               202
                                                    --------           --------           --------
        Income (loss) before taxes                  $    118           $(10,191)          $ 10,105
                                                    ========           ========           ========

(Benefit from) provision for income taxes:
    Current:
       Federal                                      $     --           $ (1,037)          $  1,972
       State                                              --                 --                144
       Non-U.S                                            --                  5                 31
                                                    --------           --------           --------
        Total current taxes                               --             (1,032)             2,147
                                                    --------           --------           --------
    Deferred:
       Federal                                          (882)              (897)             1,164
       State                                             441               (349)               256
       Non-U.S                                            --                 --                 --
                                                    --------           --------           --------
        Total deferred taxes                            (441)            (1,246)             1,420
                                                    --------           --------           --------

(Benefit from) provision for income taxes           $   (441)          $ (2,278)          $  3,567
                                                    ========           ========           ========

The following table presents the reconciliation of the provision for income taxes to the amount computed by applying the U.S. federal statutory income tax rate:

                                                               Years ended December 31,
                                                   ----------------------------------------------
                                                     2000               1999               1998
                                                   --------           --------           --------
                                                                   (In thousands)

Income (loss) before income taxes                  $    118           $(10,191)          $ 10,105
                                                   ========           ========           ========

Tax expense (benefit) using
   U.S. statutory income tax rate of 34%           $     40           $ (3,465)          $  3,436
State income taxes, net                                 461               (349)               194
Permanent items, net                                  1,160              1,504                198
Non-U.S. operations, net                                 --                126                (37)
Tax credits                                            (100)              (230)              (400)
Change in reserve for deferred tax assets            (2,002)               136                 --
Other, net                                               --                 --                176
                                                   --------           --------           --------
(Benefit from) provision for income taxes          $   (441)          $ (2,278)          $  3,567
                                                   ========           ========           ========

Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred taxes are included in prepaids and other current assets and other accrued liabilities. The following table presents the deferred tax assets and deferred tax liability.

                                                         December 31,
                                                  -------------------------
                                                    2000              1999
                                                  -------           -------
                                                        (In thousands)
Deferred tax assets, resulting from:
   Accrued liabilities                            $   325           $   647
   Accounts receivable                                818             1,700
   Write-off of in-process R&D                         --             2,223
   Tax credits                                        614               230
   U.S. net operating loss carryforwards            2,857             1,559
   Non-U.S. net operating losses                    2,520             2,299
   Other items                                        548               345
Deferred tax liability, resulting from:
   Property and equipment                          (2,656)           (1,822)
Valuation allowances on tax assets                 (2,520)           (4,522)
                                                  -------           -------
Net deferred tax assets                           $ 2,506           $ 2,659
                                                  =======           =======

Valuation allowances have been provided for certain assets resulting from accumulated net operating losses from foreign entities since realization of such assets cannot be predicted with reasonable certainty at this time. As of December 31, 2000, the Company had approximately $8.2 million of federal net operating loss carryforwards, which begin to expire in 2012 and $28 million of state net operating loss carryforwards with the following expirations: $4.7 million in 2001, $10.5 million in 2004 and $12.8 million in 2005.

8.  EMPLOYEE BENEFIT PLAN

The Company provides retirement benefits for all domestic aaiPharma employees with one year of service through a defined contribution plan qualified under section 401(k) of the Internal Revenue Code of 1986, as amended. Participants may elect to contribute a portion of their annual compensation, subject to limitations. The Company makes matching contributions in aaiPharma stock equal to 50% of a participant's contribution up to a certain amount. Additionally, the Company makes profit-sharing contributions at the discretion of the Board of Directors. The Company has expensed $880,000, $607,000 and $632,000 for the years ended December 31, 2000, 1999 and 1998, respectively, for this benefit plan.

9.  COMMITMENTS AND CONTINGENCIES

The Company leases land, buildings and equipment under renewable lease agreements classified as operating leases. Rent expense under these agreements for the years ended December 31, 2000, 1999 and 1998 was $3.8 million, $3.2 million, and $3.3 million, respectively. As of December 31, 2000, future minimum rentals due under non-cancelable operating lease agreements with initial terms of one year or more are: $4.3 million - 2001; $3.4 million - 2002; $3.2 million
- - 2003; $3.1 million - 2004; $2.9 million - 2005 and $9.5 million - thereafter.

The Company is party to lawsuits and administrative proceedings incidental to the normal course of its business. Management does not believe that any liabilities related to such lawsuits or proceedings will have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

In July 1999, aaiPharma filed a demand for arbitration against a former client seeking approximately $700,000 for manufacturing services rendered. The former client counterclaimed for $5 million alleging various misrepresentations by the Company. In December 1999, the former client filed suit in North Carolina State Court contesting the arbitration and seeking several million dollars in alleged damages. The Company countersued the former client for approximately $3.6 million, including interest, for various services rendered in addition to the amounts owed for manufacturing services. On August 31, 2000, the Company and the former client entered into a settlement agreement to dispose of certain related arbitration and litigation actions (the "Settlement Agreement"). Under the terms of the Settlement Agreement, the Company received common stock issued by the former client and each party released the other from any liability with respect to the alleged claims.

The Company currently leases a facility adjacent to the Company's laboratories from two banks. The facility was built in 1999 in Wilmington, North Carolina. The Company's operating lease for this facility covers an initial period of three years with two one-year renewal periods. At the end of the initial term, the Company may elect to purchase the facility at fair market value, extend the lease or the property may be sold.

10.  FINANCIAL INFORMATION BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

The Company operates in three business segments consisting of a fee-for-service business, a product sales business and a product development business. The core services provided on a fee-for-service basis to pharmaceutical and biotechnology industries worldwide include comprehensive formulation, testing and manufacturing expertise, in addition to the ability to take investigational products into and through human clinical trials. The product sales business provides for the production of clinical trials materials for Phase I through IV clinical trials and the outsourcing of commercial manufacturing of small quantity products for other pharmaceutical companies. In the product development segment, the Company internally develops drugs and technologies with the objective of licensing marketing rights to third parties in exchange for license fees and royalties. The majority of the Company's non-U.S. operations are located in Germany.

In determining income from operations, costs are allocated to the product development business based upon direct labor and materials plus an allocation of general overhead. The corporate line includes general corporate overhead costs and goodwill amortization, which are not directly attributable to a business segment. Financial data by segment and geographic region are as follows:

                                                       Years ended December 31,
                                         -------------------------------------------------
                                            2000                1999                1998
                                         ---------           ---------           ---------
                                                           (in thousands)
NET REVENUES:
Research revenues:
   Non-clinical                          $  55,285           $  50,294           $  62,293
   Clinical                                 29,244              29,008              22,540
                                         ---------           ---------           ---------
                                            84,529              79,302              84,833
Product sales                                9,820              12,808               6,156
Product development                          9,896              10,065               7,254
                                         ---------           ---------           ---------
                                         $ 104,245           $ 102,175           $  98,243
                                         =========           =========           =========

United States                            $  88,077           $  85,289           $  78,194
Non-U.S                                     19,442              20,066              22,101
Less inter-geographic                       (3,274)             (3,180)             (2,052)
                                         ---------           ---------           ---------
                                         $ 104,245           $ 102,175           $  98,243
                                         =========           =========           =========

INCOME (LOSS) FROM OPERATIONS:
Research revenues:
  Non-clinical                           $  15,346           $   8,672           $   8,132
  Clinical                                     772                (815)              2,058
                                         ---------           ---------           ---------
                                            16,118               7,857              10,190
Product sales                                  602               1,550                 497
Product development                         (3,348)             (2,814)              1,123
Corporate                                  (11,338)             (8,975)             (2,207)
Corporate restructuring charges                 --              (6,400)                 --
                                         ---------           ---------           ---------
                                         $   2,034           $  (8,782)          $   9,603
                                         =========           =========           =========

United States                            $  (3,504)          $  (8,726)          $   9,818
Non-U.S                                      5,538                 (56)               (215)
                                         ---------           ---------           ---------
                                         $   2,034           $  (8,782)          $   9,603
                                         =========           =========           =========

TOTAL ASSETS:
Research revenues                        $  76,462           $  84,597           $  80,500
Product sales                                7,716              10,319               6,184
Product development                          4,856               5,392               3,477
Corporate                                   23,117              23,250              31,091
                                         ---------           ---------           ---------

                                         $ 112,151           $ 123,558           $ 121,252
                                         =========           =========           =========

United States                            $  90,037           $  99,543           $  93,527
Non-U.S                                     22,114              24,015              27,725
                                         ---------           ---------           ---------
                                         $ 112,151           $ 123,558           $ 121,252
                                         =========           =========           =========

One customer accounted for approximately 15% of the Company's revenue in 2000. No single customer accounted for more than 10% of the Company's revenue in 1999 or 1998.

11.  FINANCIAL RESULTS BY QUARTER (UNAUDITED)

                                                                                         Quarter
                                                          ----------------------------------------------------------------------
                                                                First            Second            Third            Fourth
                                                          ----------------------------------------------------------------------
                                                                          (In thousands, except per share amounts)

2000 - AS PREVIOUSLY REPORTED (1)
Net sales                                                      $ 24,906          $ 27,776         $ 23,899
Gross profit                                                     12,550            15,152           11,555
Net income (loss)                                                   524             1,535            (721)
Basic earnings (loss) per share                                    0.03              0.09           (0.04)
Diluted earnings (loss) per share                                  0.03              0.09           (0.04)

2000 - AS RESTATED FOR CUMULATIVE EFFECT OF ACCOUNTING CHANGE
Net sales                                                      $ 25,089          $ 27,959         $ 24,083          $ 27,114
Gross profit                                                     12,733            15,335           11,739            13,483
Income (loss) before cumulative effect of accounting
change                                                              707             1,718            (537)           (1,329)
Net income (loss)                                                 (254)             1,718            (537)           (1,329)
Basic earnings (loss) per share:
    Income (loss) before cumulative effect                         0.04              0.10           (0.03)            (0.08)
    Net income (loss)                                            (0.01)              0.10           (0.03)            (0.08)
Diluted earnings (loss) per share:
    Income (loss) before cumulative effect                         0.04              0.10           (0.03)            (0.08)
    Net income (loss)                                            (0.01)              0.10           (0.03)            (0.08)

1999 (1) (2)
Net sales                                                      $ 26,115          $ 21,691         $ 22,715          $ 31,654
Gross profit                                                     11,517             9,431           10,054            15,034
Net income (loss)                                               (3,763)           (2,973)          (1,458)               281
Basic earnings (loss) per share                                  (0.23)            (0.17)           (0.08)              0.02
Diluted earnings (loss) per share                                (0.23)            (0.17)           (0.08)              0.02

(1) Certain balances have been reclassified to conform to the December 31, 2000 presentation.

(2) The pro forma effect of the adoption of SAB 101 as if it had been applied retroactively would have increased the net loss for the fourth quarter of 1999 by $961, or $(0.06) per basic and diluted share.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
aaiPharma Inc.

We have audited the accompanying consolidated balance sheets of aaiPharma Inc. and subsidiaries (f/k/a Applied Analytical Industries, Inc.) as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of aaiPharma Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As disclosed in Note 1 to the consolidated financial statements, as of January 1, 2000 the Company changed its method of recognizing revenue for certain up-front fees and milestone payments.

/s/ ERNST & YOUNG LLP

Raleigh, North Carolina
January 26, 2001